
07072091

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES ACT OF 1934

For the month of July, 2007
Commission File Number: 0-29154


SEC MAIL PROCESSING
RECEIVED
JUL 0 5 2007
WASH, D.C.
200
SECTION

IONA Technologies PLC

(Translation of registrant's name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

IONA Technologies
Annual Report 2006

Contents:


IONA

Making Software Work Together™

IONA was founded in 1991 in Dublin, Ireland. IONA has a history of providing standards-based solutions to IT organizations with complex, heterogeneous computing environments and challenging integration problems. IONA has a proven record of industry leadership and continuous product improvement.

IONA makes software work together so our customers can make better decisions, run their businesses more efficiently and improve their business results. The company's software products enable customers to modernize and streamline their IT environments while lowering the cost of IT operations and ultimately achieving greater return on investment on their existing and future IT assets.

IONA's customers include Global 2000 companies in telecommunications, financial services, manufacturing and government, including AT&T, Verizon, British Telecom, Vodaphone, Beijing Mobile, Telefonica, GAD, NTT, Credit Suisse, Merrill Lynch, Bank of New York, Winterthur Insurance, Zurich Insurance, Reuters, Lufthansa, Poste Italiane and Boeing.

IONA has its headquarters in Dublin, Ireland, with its U.S. subsidiary's headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site: www.iona.com.

Letter from the Chairman

Fellow Shareholders,

I am pleased to be able to report to you that your company continued to make good progress in 2006 with revenue and profitability growth at their best levels since 2001. The company continues to execute against a very focused strategy in establishing its leadership in the software industry and achieving good success in 2006.

Having an experienced Board in this heavily regulated environment is critical and we were pleased to have Bruce Ryan join the Board in June 2006 as the chairman of the Audit Committee and a member of the Nominating and Corporate Governance Committee. Bruce brings a wealth of experience to his role on the Board. Another Board member, John Conroy, decided to step down this year after six years of service. We thank John for his many years of service and contributions to IONA.

In closing, I want to thank you for your support and thank our employees, our customers, and our partners for their continued contribution to the company. We confidently look forward to making progress in 2007 and are committed to building shareholder value.



Kevin Melia
Chairman

Letter from the C.E.O.

Fellow Shareholders,

During 2006, IONA Technologies achieved several important milestones on its road to profitable financial performance and industry leadership. Total revenue growth of 17% year-over-year was our first revenue growth year since 2001. We accomplished this by more than doubling Artix revenue year over year while maintaining Orbix revenue levels. This revenue growth, combined with our efficient cost structure and leverageable business model, resulted in solid profitability and positive cash flow.

We improved our market position and created opportunities for the future. Our product strategy positions IONA at the forefront of two of the software industry's most powerful trends: Service Oriented Architecture (SOA) and open source.

We released new versions of Artix, providing our customers with new and powerful options for achieving the significant benefits associated with successful distributed SOA implementation. We dramatically strengthened our partner ecosystem across IONA's key geographies and expanded our relationships with system integrators (e.g. Computer Sciences Corporation), platform vendors (e.g. Microsoft), and technology partners (e.g. Amberpoint), making our expanded product offerings more accessible to Global 2000 customers.

IONA's open source program continued to build momentum. We introduced Celtix, our family of open source distributed SOA infrastructure offerings. Celtix delivered to our customers the industry's first set of enterprise-ready, open source, distributed SOA infrastructure products, backed by a proven company with more than 15 years experience in supporting performance demanding, enterprise computing systems.

Our efforts are aimed at giving customers the tools and technologies they need to gain the advantages of deploying truly distributed enterprise SOA and delivering sustainable performance to our shareholders. The evidence is there to indicate that we are in the right market, at the right time, and with the right technology. Specifically, Gartner, the leading IT industry research and analysis firm, forecasts that SOA will be deployed in more than 50% of new, mission-critical applications and business processes designed in 2007, and in more than 80% of such environments, by 2010. Gartner also forecasts that by 2010, more than 80% of all software infrastructure products will embed enterprise service bus (ESB) technology, or require ESB technology as a prerequisite. This is the technology we provide with our Artix and Celtix ESBs.

As importantly, customers are beginning to transform their businesses using SOA. Those who have deployed Artix in large-scale initiatives are realizing significant value in a number of ways: they are faster to market with the new IT-based products and services they have to deliver to their customers; their IT systems are becoming more adaptable to changing business requirements; and they are seeing significant reductions in IT infrastructure operating costs.

We are very pleased with our progress in raising IONA's profile in the industry and educating the market about IONA's unique value proposition. The early adopters of SOA and open source are organizations in our primary vertical markets, where we have a strong brand and reputation for delivering quality infrastructure software solutions to enable performance demanding, mission-critical IT environments.

IONA is well positioned as these two infrastructure software trends, SOA and open source, continue to converge and their adoption accelerates. We are also prepared to make the strategic investments necessary to accelerate the growth of our product offerings, expand our business, and address the opportunities created by a growing market.

Thank you for your continued support throughout 2006.



Peter M Zotto
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006	Commission File No. 0-29154

IONA Technologies PLC
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

Ireland
(Jurisdiction of incorporation or organization)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Ordinary Shares, €0.0025 Par Value Per Share
(Title of Class)

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate number of shares outstanding of each of the issuer's classes of capital or common stock as of December 31, 2006:

35,657,209* Ordinary Shares, €0.0025 Par Value

* Excludes an aggregate of 272,418 ordinary shares issuable as of December 31, 2006 pursuant to contractual obligations of the registrant.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes No X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

Yes X No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer Accelerated filer X Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 Item 18 X

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes No X

This annual report on Form 20-F was not prepared for filing in Ireland in compliance with Irish law or the listing rules of the Irish Stock Exchange.

Unless otherwise provided herein or required by the context, references to "we", "us", "the Company" or "IONA" in this annual report shall mean IONA Technologies PLC and its world-wide subsidiaries, collectively.

We have a secondary listing on the Irish Stock Exchange. For this reason, we are not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange, including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial advisor.

Our financial statements are presented in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles. All references in this annual report to "dollars" and "$" are to U.S. dollars, and all references to "euro" or "€" are to European Union euro. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in dollars.

Except for amounts contained in or derived from our Consolidated Financial Statements and unless otherwise indicated, all conversions of amounts herein from euro to dollars have been made at an exchange rate of 1.3161 dollars to one euro, based upon the noon buying rate in New York City for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York as of December 29, 2006.

The terms "Orbix®" and "IONA®" used in this annual report are our registered trademarks. The terms "Artix™" and "Celtix™" are our trademarks. "CORBA®" is a registered trademark of the Object Management Group, Inc. in the United States and other countries. "J2EE™" is a trademark of Sun Microsystems, Inc. All other trademarks appearing in this annual report are the property of their respective holders.

TABLE OF CONTENTS

This annual report, and other reports, proxy statements and other communications to shareholders, as well as oral statements made by our officers or agents, contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential," or "continue" or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding, among other things, our future revenue, operating income (loss), net income (loss) per ordinary share and per ADS, products and services, sources of liquidity, markets, anticipated tax rates, and plans and objectives of management. Such statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such variation are discussed in Item 5 "Operating and Financial Review and Prospects," Item 3.D. "Risk Factors" and our other reports filed with the Securities and Exchange Commission.

PART I

Item 1. Identity Of Directors, Senior Management And Advisers

Not required.

Item 2. Offer Statistics And Expected Timetable

Not required.

Item 3. Key Information

A. *Selected Financial Data*

The following selected consolidated financial data as of December 31, 2006 and 2005, and for each of the years ended December 31, 2006, 2005 and 2004, have been derived from, and should be read in conjunction with, our audited Consolidated Financial Statements and Notes thereto set forth in Item 18 of this annual report. These financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The selected financial data as of December 31, 2004, 2003 and 2002, and for each of the years ended December 31, 2003 and 2002 have been derived from our audited Consolidated Financial Statements not appearing in this annual report, which have also been prepared in accordance with U.S. GAAP.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenue:					
Product revenue	$42,056	$33,630	$30,735	$ 35,737	$ 73,452
Service revenue	35,782	33,176	37,284	38,453	49,778
Total revenue	77,838	66,806	68,019	74,190	123,230
Cost of revenue:					
Cost of product revenue	523	636	435	949	4,760
Cost of service revenue	13,220	11,684	11,790	14,275	25,458
Total cost of revenue	13,743	12,320	12,225	15,224	30,218
Gross profit	64,095	54,486	55,794	58,966	93,012
Operating expenses:					
Research and development	15,946	15,848	17,204	27,134	38,256
Sales and marketing	33,221	30,293	29,263	41,180	72,644
General and administrative	12,375	9,287	8,808	10,590	13,496
Amortization of other assets	—	94	374	374	7,040
Restructuring	—	(189)	—	20,525	20,763
Impairment of goodwill	—	—	—	—	276,808
Adjustment of acquisition liabilities	—	—	(600)	—	—
Impairment of other assets and property and equipment	—	—	—	3,271	32,336
Total operating expenses	61,542	55,333	55,049	103,074	461,343
Income (loss) from operations	2,553	(847)	745	(44,108)	(368,331)
Interest income, net	1,738	825	286	483	1,069
Net exchange (loss) gain	(559)	99	(273)	337	(502)
Income (loss) before provision for income taxes	3,732	77	758	(43,288)	(367,764)
Provision for income taxes	1,212	920	566	948	1,543
Net income (loss)	$ 2,520	$ (843)	$ 192	$ (44,236)	$(369,307)
Basic net income (loss) per ordinary share and per ADS	$ 0.07	$ (0.02)	$ 0.01	$ (1.33)	$ (11.58)
Shares used in computing basic net income (loss) per ordinary share and per ADS	35,648	35,139	34,570	33,335	31,890
Diluted net income (loss) per ordinary share and per ADS	$ 0.07	$ (0.02)	$ 0.01	$ (1.33)	$ (11.58)
Shares used in computing diluted net income (loss) per ordinary share and per ADS	36,269	35,139	36,333	33,335	31,890

Certain amounts reported in the prior year have been reclassified to conform with the presentation in 2006.

	At December 31,				
	2006	2005	2004	2003	2002
	(in thousands, except per share data)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents, restricted cash and marketable securities	$53,964	$52,116	$59,915	$56,649	$ 81,650
Working capital	$42,769	$33,384	$32,085	$30,417	$ 63,766
Total assets	$85,097	$77,103	$80,826	$90,038	$131,604
Ordinary shares (number)	35,930	35,360	34,804	34,006	32,835
Ordinary share value (par value)	$ 99	$ 98	$ 96	$ 94	$ 91
Total shareholders' equity	$43,797	$35,241	$34,962	$33,112	$ 74,905
Dividends declared per share	$ —	$ —	$ —	$ —	$ —

Certain amounts reported in the prior year have been reclassified to conform with the presentation in 2006.

B. *Capitalization and Indebtedness*

Not required.

C. *Reasons for the Offer and Use of Proceeds*

Not required.

D. *Risk Factors*

A decline in information technology spending may result in a decrease in our revenue or lower growth rates.

Our revenue and profitability depend on the overall demand for our products and services. Reductions in the level of overall spending by our customers or potential customers on information technology, or IT, could materially adversely affect demand for our products and services, which could result in decreased revenue or lower growth rates because our sales depend in part on our customers' level of funding for new or additional IT systems or services. A decrease in overall spending would substantially reduce the number of new software licenses we sell or may cause price erosion for our products, which would reduce the average sales price for these licenses.

In addition, actual or threatened terrorist attacks, military actions, and events or effects occurring in response to those developments may negatively affect the climate for spending and may reduce the amount or delay the timing of expenditures by corporations for IT solutions. Accordingly, we cannot be assured that we will be able to maintain or increase our revenue.

Our lengthy and variable sales cycle makes it difficult to predict our operating results.

Many of our customers use our products for their sophisticated integration and service-oriented architecture, or SOA, strategies which require them to make complex decisions, including:

- alternative approaches to integration of enterprise applications,
- competitive product offerings and pricing,
- limited internal resources and purchasing priorities, and
- rapidly changing software technologies and standards.

As a result, our prospective customers often dedicate a significant amount of time to evaluating our products before licensing them. The period between initial customer contact and purchase by a customer may extend to twelve months or more. During the evaluation process, prospective customers may decide not to purchase, may delay a purchase or may scale down proposed orders of our products. This lengthy and variable sales cycle makes it difficult to forecast the timing and recognition of our revenue and therefore predict our operating results.

We may experience fluctuations in quarterly revenue that could adversely impact our operating results.

Our revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Historically, our product revenue in the first quarter of each year has declined from the fourth quarter of the prior year. Revenue in any quarter depends substantially upon our ability to sign contracts and our ability to recognize revenue in that quarter in accordance with revenue recognition policies. Therefore, you should not rely on period to period comparisons of revenue or results of operations as an indication of future performance. If our quarterly revenue or operating results fall below expectations of investors or securities analysts, the price of our ordinary shares and American Depository Shares, or ADSs, could fall substantially.

Our quarterly revenue may fluctuate as a result of a variety of factors, including the following:

- similarly to others in the software industry, a significant number of our prospective customers decide whether to enter into license agreements with us within the last month of each quarter in the hope of obtaining more favorable terms;
- difficulty predicting the size and timing of customer orders due to our lengthy and variable sales cycle and our customers' often lengthy internal approval and expenditure authorization processes;
- the demand for our products may change;
- customers may unexpectedly postpone orders due to changes in their strategic priorities, project objectives, budget or personnel;
- customer evaluations and purchasing processes vary significantly from company to company, and a customer's internal approval and expenditure authorization process can be difficult and time consuming to complete, even after selection of a vendor;
- the number, timing and significance of product enhancements and new product announcements by us and our competitors may affect purchase decisions; and
- we may have to defer revenue under our revenue recognition policies.

Fluctuations in our quarterly revenue may adversely affect our operating results. In each fiscal quarter our expense levels, operating costs and hiring plans are based on projections of future revenue and are relatively fixed in the short term. If our actual revenue falls below expectations, we could experience a reduction in operating results.

We have experienced significant variations in operating results and anticipate that we will continue to do so in the future.

Our levels of operating results have varied significantly on a quarterly and annual basis. These variations are attributable to fluctuations in revenue and costs, including costs associated with the development and introduction of new products and services, charges associated with acquisitions, and certain expenses attributable to the settlement of litigation, restructuring and impairment of goodwill, other assets and property and equipment. There can be no certainty that we will not experience similar variations in operating results in future periods for these or other factors, and any such variation could have a significant impact on the market value of our ordinary shares and ADSs.

Our future revenue depends upon the evolution and adoption of Web services and related integration and infrastructure solutions in support of new computing models including SOA.

We believe that large organizations will continue to adopt Web services and related integration and infrastructure solutions, including enterprise service bus, or ESB, products to support their SOA adoption strategies. Therefore, we have invested significant resources in developing and introducing products to meet the development, deployment and integration requirements of enterprises using Web services for integration and SOA. If the enterprise adoption of Web services, and Web services-based ESBs, for these purposes does not evolve as we anticipate or fails to grow as quickly as we expect, we may be unable to implement our strategy or achieve the growth rate that we target.

The acceptance of our Artix family of distributed SOA infrastructure products and services and our Celtix family of open source SOA infrastructure products and services also depends upon the development and proliferation of Web services standards for application integration and SOA. If these standards do not continue to develop or are not widely accepted, the demand for our products and services may not materialize. Consequently, our business prospects and financial condition would suffer.

If we fail to keep pace with rapidly evolving technology and changing customer needs, our business will suffer.

The market for infrastructure software is characterized by rapidly changing technology, evolving industry standards and changing customer needs. Therefore, our success will depend upon our ability to enhance our existing products and to introduce and market new products to meet changing customer requirements on a timely and cost-effective basis. If we experience delays in the introduction of new or enhanced products, or if we are unable to anticipate or respond adequately to these changes, our products could be rendered obsolete and our business could be materially harmed.

The loss of one or more major customers could materially and adversely affect our results of operations and financial condition.

Due in part to industry consolidation in some of the vertical markets we serve, sales to our two largest customers when aggregated represented approximately 28% of our net revenue for the year ended December 31, 2006. The loss of either or both of these customers could have a material adverse effect on our results of operations or financial condition. If we are unable to maintain our customer relationships or lose their business to a competitor and fail to replace them with new customers, or if any major customer significantly decreases its orders for our products and services, our results of operations and financial condition could be materially and adversely affected. We expect that our largest customers will continue to account for a significant portion of our revenue in fiscal 2007 and for the foreseeable future.

We derive a significant amount of revenue from customers in a limited number of industries and our business and results of operations could be adversely affected by significant changes in those industries.

We currently derive a significant portion of our revenue from customers in a limited number of industries, including financial services, telecommunications, manufacturing/distribution and government. A general reduction in IT spending in the financial services, telecommunications or manufacturing/distribution industries or by governments and government agencies, or industry-wide changes in our customers' spending priorities, would adversely impact our business and operating results. In addition, significant changes, including industry consolidation or changes in government spending patterns, could harm our business and operating results as well as increase our dependence on any particular customer.

Potential defects or errors in our software products could cause our revenue to decrease, cause us to lose customers, damage our reputation, expose us to litigation and harm our revenues or earnings.

The products that we offer include both enhancements to existing products and newly launched products with no history of customer adoption. Despite careful engineering, our products may contain undetected defects or errors that may be detected at any point in the product's life cycle. In the past when we have discovered a defect or an error in our product, we have experienced delays in generating revenue while correcting the problem. In addition, our products are often used in combination with products of other vendors which can make it difficult to identify the source of any problem. When such defects or errors occur, our business has the potential to experience, among other things:

- loss of customers,
- damage to our reputation,
- loss or delay of market acceptance or revenue,
- increased service or warranty costs, or
- legal action by our customers.

Although our customer contracts include provisions to limit our exposure to product liability claims, changes in laws or unfavorable judicial decisions may limit or prevent us from being able to avoid or limit liability for disputes relating to product performance or the provision of services.

If we do not manage our expenses and geographically dispersed operations successfully, we may be unable to respond to changing market conditions.

The demand for IT integration solutions has become increasingly difficult to predict. To manage this unpredictability and to react to global economic conditions generally, we have taken measures to bring our workforce, staffing and structure in line with perceived current demand for our products. If we misjudge our personnel needs or cannot successfully manage our expenses, then our business, financial condition and results of operations would be materially adversely affected. Our future operating results will depend substantially upon the ability of our management to anticipate changing business conditions and manage personnel and other costs while increasing revenue.

We face additional risks in managing geographically dispersed operations. Some of our key executives and managers are based in our Dublin, Ireland headquarters while others are based in our wholly-owned U.S. subsidiary's Waltham, Massachusetts office. Accordingly, our ability to compete successfully will depend in part on the ability of a limited number of key executives and managers located in geographically dispersed offices to integrate management, to address the needs of our worldwide customer base and to respond to changes in our market. In addition, our ability to manage our operations and financial performance would be materially adversely affected if terrorist attacks or military or other political events prohibit or restrict the travel of our personnel.

We may be required to delay the recognition of revenue until future periods, which could adversely impact our operating results.

We may have to defer revenue recognition due to several factors, including whether:

- we are required to accept extended payment terms;
- the transaction involves contingent payment terms or fees;
- the transaction involves acceptance criteria or there are identified product-related issues; or
- license agreements include products that are under development or other undelivered elements.

Because of the factors listed above and other specific requirements under U.S. GAAP for software revenue recognition, we must have very precise terms in our license agreements to recognize revenue when we initially deliver our products or perform services. Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes we do not obtain terms and conditions that permit revenue recognition at the time of delivery or even as work on a project is completed.

We depend on large transactions to derive a significant portion of our revenue, and the delay or loss of any large customer order could adversely affect our quarterly or annual operating results.

We derive a significant portion of our revenue from large transactions which often involve negotiated terms and conditions. These terms and conditions can extend the sales cycle and, in certain situations, result in deferred recognition of revenue from the sale. In addition, prospective sales are subject to delays or cancellation over which we have little or no control. If any large customer order anticipated for a particular quarter is not realized or is delayed, we may experience an unplanned shortfall in revenue, which could significantly and adversely affect our operating results.

We currently derive most of our revenue from a limited number of products.

To date, we have derived most of our revenue from the licensing of our Orbix and Artix families of products and fees from related services. We expect our Orbix family of products to continue to account for a significant part of our revenue for the foreseeable future. As a result, a reduction in demand for, or sales of, these products would have a material adverse effect on our business, financial condition and results of operations. In addition, our business will depend, in significant part, on the successful development, introduction and customer acceptance of new products and enhanced versions of our existing products. The failure to successfully develop, introduce or market new products or enhancements or additions to our existing products would materially adversely affect our business, financial condition and results of operations.

If we do not successfully expand and manage our direct sales force and other distribution channels, we may not be able to increase our revenue.

Our ability to achieve revenue growth will depend in large part on our ability to expand and manage our direct sales force, independent software vendors, value-added resellers and system integrators. We plan to continue to invest in, and rely on sales through, these direct and indirect distribution channels. We may not be able to expand or manage successfully our direct sales force or develop and manage other distribution channels. If we have difficulty hiring, retaining and motivating our direct sales force, if our relationships with these software vendors, value-added resellers or system integrators deteriorate or terminate, or if we are unable to form new relationships, we may lose important sales and marketing opportunities. Further, any such expansion may not result in an increase in revenue or operating income. Use of indirect distribution channels involve a number of risks, including:

- disputes and channel conflict regarding marketing strategy, exclusive territories and customer relationships that could negatively affect our business or result in costly litigation;
- increased promotion of competing IT integration solutions; and
- abrupt discontinuation of their relationships with us or support for our products or services.

In addition, if our software vendors and system integrators are unable to recruit and adequately train a sufficient number of personnel to support the implementation of our software products, or they otherwise do not adequately perform services, we may lose customers. If we fail to expand and manage our sales and distribution channels successfully, our business, financial condition and results of operations would materially suffer and our competitive position would be weakened.

We also may enter into joint arrangements with strategic partners to develop new products or enhancements to our existing products, or to license our offerings as part of integrated solutions. Our business may be adversely affected if these strategic partners change their business priorities or experience difficulties in their operations, which in either case causes them to terminate or reduce their support for these joint arrangements.

We operate in highly competitive markets and we may be unable to compete successfully.

The market for infrastructure software solutions is highly competitive. We expect this competition to continue to increase. Our products compete with offerings from a number of established infrastructure vendors, as well as offerings from new software companies. Some of these companies offer products that compete with single components of our product set, while other companies market a set of products designed to solve broad integration problems.

We compete principally against vendors of:

- enterprise infrastructure software,
- enterprise application integration software,
- web services integration software,
- enterprise service bus software, and
- open source software projects and products.

We believe that our ability to compete depends in part on a number of factors outside of our control, including:

- the demand for our products,
- the development of software by others that is competitive with our products,
- the price at which others offer comparable products,
- the ability of our competitors to respond effectively to customer needs,
- the ability of our competitors to market their products aggressively and effectively, and
- the ability of our competitors to hire, retain and motivate key personnel.

In addition, a number of our larger competitors have substantially greater technical, financial, sales, marketing, customer support, professional services and other resources, as well as greater name recognition, than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the promotion and sale of their products, or establish more successful strategic relationships with industry leaders and other third parties than we can. Further, certain of our larger competitors may be able to offer competitive products or technologies as part of their broader product or service offerings or may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among our current and potential competitors may emerge and rapidly gain significant market share. This type of competition could materially adversely affect our ability to license products and provide services on terms favorable to us.

Among our smaller competitors, the competition for retaining market share is intense. Due to competitive pressures, we could be forced to reduce the price of our products and related services. Lower revenue or reduced prices would negatively impact our operating results and financial condition.

In addition, many of our competitors have significant installed bases that include our current and potential customers. Once a customer has installed the products of one of our competitors, it may be difficult to convince the customer to adopt or purchase our products. If we are unable to further penetrate our existing customer base or sell to new clients, our business prospects and financial condition would suffer.

We may be unable to attract and retain highly qualified personnel.

We depend to a significant extent on the continued service of a limited number of senior executives and personnel with specific technological expertise that is in short supply. We also depend on our ability to develop additional management personnel and hire new qualified employees. We face intense competition for highly qualified personnel. There can be no assurance that we will be successful in retaining existing personnel or recruiting new personnel. If we fail to attract, retain or assimilate key personnel, our business, financial condition and results of operations would materially suffer.

We face various risks associated with our international operations that could cause our operating results to suffer.

We are incorporated in Ireland and substantial portions of our product development, marketing, sales and administrative functions are located in Ireland. Our revenue is derived, and our operations are conducted worldwide. We expect that operations outside of the U.S. will continue to account for a significant portion of our business and expect to continue to expand our operations outside of the U.S. Because of the international character of our business, we are subject to risks such as:

- fluctuations in currency exchange rates that could make our products more expensive in certain countries;
- political unrest, war or terrorism in various jurisdictions;
- unexpected changes in regulatory requirements, tariffs and other trade barriers that reduce the flexibility of our business operations;
- failure to enter into relationships with local resellers, system integrators or other third party vendors, or to introduce localized products;
- difficulties in staffing and managing foreign operations;
- longer accounts receivable payment cycles and difficulties in collecting accounts receivable; and
- differing laws affecting the enforceability of our intellectual property rights resulting in the potential loss of our proprietary information.

Our failure to anticipate, plan for and manage these risks could result in a decrease in revenue derived from customers outside the U.S., and our business, financial condition and results of operations could materially suffer.

Acquisitions may be necessary for the continued growth of our business. We may be unable to identify or complete suitable acquisitions, and any acquisitions we do complete may create business difficulties or be dilutive to our current shareholders.

As part of our business strategy, we may need or choose to pursue strategic acquisitions with companies that offer complementary products, services or technologies. We may be unable to identify suitable acquisition candidates. If we do identify suitable acquisition candidates, we may be unable to make acquisitions on commercially acceptable terms or at all. In addition, in the event that we do complete acquisitions of businesses, technologies or products, we will face many potential risks, including:

- the negative effects of the acquisition on our financial and strategic position and reputation;
- the failure of an acquired business to further our strategies;
- the failure of the acquisition to result in expected benefits, which may include benefits relating to enhanced revenues, technology, human resources, costs savings, operating efficiencies and other synergies;
- the difficulty and cost of integrating the acquired business, including costs and delays in implementing common systems and procedures and costs and delays caused by communication difficulties or geographic distances between sites;
- the assumption of liabilities of the acquired business, including debt and litigation-related liabilities;
- the impairment of acquired assets;
- the diversion of our management's attention from other business concerns;
- the impairment of relationships with customers or suppliers of the acquired business or our customers or suppliers;
- the loss of key employees of the acquired company; and
- the incompatibility of business cultures.

These factors could have a material adverse effect on our business, results of operations or financial condition. To the extent that we issue equity or other rights to purchase our securities in connection with any future acquisition, existing shareholders may experience dilution and our earnings per share may decrease.

If our effective tax rate increases, our business and financial results would be adversely impacted.

We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5%, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. If our operations no longer qualify for these lower tax rates or if the tax laws were rescinded or changed, our effective tax rate would increase and our net income would decrease, thereby materially adversely affecting our results of operations. In addition, we are required to pay taxes in other jurisdictions in which we operate. From time to time, we receive notices that a tax authority to which we are subject has determined that we owe a greater amount of tax than we have accrued, paid or reported, and as a result, we engage in discussions, and sometimes get involved in disputes, with these tax authorities. If these tax authorities were to be successful in their challenge of the manner in which we recognize profits or, more generally, the jurisdiction in which our income is subject to taxation, our effective tax rate could increase and our cash flow and results of operations could be materially adversely affected.

Our U.S. holders of our ordinary shares or ADSs could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to the holders of our ordinary shares or ADSs. U.S. persons should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares or ADSs.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in U.S. corporations.

The rights of holders of our ordinary shares and, therefore, some of the rights of the holders of our ADSs, are governed by Irish law and the laws of the European Union. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical U.S. corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

We have a limited ability to protect our intellectual property rights, and others could obtain and use our technology without our authorization.

We regard certain of our technologies as proprietary, and we rely primarily on a combination of patent, copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements, and confidentiality procedures to establish and protect our proprietary rights. However, all of these measures afford only limited protection and may be challenged or circumvented by third parties. In addition, the laws of various countries in which our products may be licensed may not protect our proprietary rights to the same extent as the laws of the U.S. and Ireland. While we generally enter into confidentiality agreements and limit access to, and distribution of our proprietary information, it is possible for a third party to copy or otherwise obtain and use our technology without authorization, or develop similar technology independently. It is possible that our means of protecting our proprietary rights will not be adequate and legal action to protect our proprietary rights could be too costly to pursue or ultimately ineffective if pursued. Any unauthorized reproduction of our software or inadequate protection of our proprietary rights could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to obtain rights, or lose existing rights, to use and incorporate third-party technology into our products, we may have to stop selling and shipping products and incur significant development or license expenses to develop or otherwise obtain replacement technology.

We use and incorporate third-party technology in our products. If we do not have adequate rights to use this technology or our rights terminate, we could be required to:

- stop using the third-party technology,
- stop selling and shipping our products in which the third-party technology is used, or
- incur significant expenses to identify and obtain replacement technology or develop similar technology or to obtain a new license to the third-party technology.

We may not be able to develop technology or identify other technology with functionality similar to this third-party technology. In addition, we may not be able to obtain a license to this third-party technology on acceptable terms or at all, and we may be liable for damages in the event of any unauthorized use. If any of these events occur, our business, financial condition and results of operations could be materially adversely affected.

We may be exposed to significant liability if we infringe upon the intellectual property or proprietary rights of others.

Third parties have notified us, and others may notify us, from time to time, that they believe we are infringing certain of their patents and other intellectual property rights. The risk of infringement may increase because of our use of and involvement with open source technology. Responding to any such claim, regardless of its merit, could be time consuming, result in costly litigation, divert management's attention and resources, and cause us to incur significant expenses. In the event that any such assertion is resolved adversely to us, we could be required to:

- discontinue the use of certain processes,
- cease the use and sale of infringing products and services,
- pay damages,
- expend significant resources to develop non-infringing technology,
- obtain licenses to competing technology, or
- indemnify customers under certain clauses relating to intellectual property rights in our licenses.

We may be unable to obtain licenses on acceptable terms or at all. If we fail to obtain licenses, if adverse or protracted litigation arises out of any such assertion, or if litigation damages are assessed, our business, financial condition or results of operations could be materially adversely affected.

We recently undertook an open source initiative that may not be profitable or achieve widespread acceptance.

Open source-based business models are new and experimental. We may find that the business offerings that we are developing around open source technology are not as profitable as we anticipate, that the technology adoption and marketing benefits that we expect are not realized or that our open source offerings undermine sales of our other products.

Because of the characteristics of open source technology and of development and licensing practices in the open source software community, there are few technology barriers to entry in the open source market. New competitors with greater resources than us may easily enter the open source software market and compete with us. Competitors can modify the existing software or develop new software with lower overhead and lead-time than typically required in the development of traditional proprietary software. It is possible for a competitor to develop its own open source solutions, potentially reducing the demand for our solutions.

As part of our open source initiative we have become involved in the Eclipse Foundation's SOA Tooling Platform Project and are active in several open source SOA infrastructure projects. Theses activities are part of the foundation of IONA's Celtix family of open source distributed SOA infrastructure offerings. The acceptance of Celtix and the success of our open source initiative depend upon the adoption of this technology by others, which we can influence but cannot control. We may be unable to accurately predict the future course of open source technology development, which could reduce the market appeal of our complementary commercial products and damage our reputation.

Different groups of open source software programmers compete with one another to develop new technology. Typically, the technology developed by one group will become more widely used than that developed by others. If we acquire or adopt new technology and incorporate it into our products but competing technology becomes more widely used or accepted, the market appeal of our products may be reduced and that could harm our reputation, diminish the IONA brand and result in decreased revenue.

Legislative actions and potential new accounting pronouncements may result in increased costs that would affect our future financial position and results of operations. We have already incurred, and will continue to incur, significant increased costs associated with our compliance with the internal controls requirements of the Sarbanes-Oxley Act of 2002.

Legislative actions and changes in accounting rules, and compliance with the Sarbanes-Oxley Act of 2002, may materially increase our operating expenses and adversely affect our operating results.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In 2006 we performed system and process evaluation and testing of our internal control over financial reporting to allow management, and, commencing in 2007, our independent registered public accounting firm, to report on the effectiveness of our internal control over financial reporting. We have hired and may need to hire additional personnel and utilize additional outside legal, accounting and advisory services in order to maintain our compliance with this and other requirements, all of which has and will cause our general and administrative costs to increase. Moreover, if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NASDAQ Global Market (formerly known as the NASDAQ National Market), or NASDAQ, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

In addition, increased claims rates or changes in our risk profile could result in higher costs for our insurance, including our directors' and officers' insurance policies, which could materially increase our expenses and adversely affect our operating results.

Item 4. Information on the Company

A. *History and Development of the Company*

About IONA

We are an Irish resident public limited company (company number 171387) and operate under Irish company law. We were incorporated in Ireland on March 19, 1991 under the legal and commercial name IONA Technologies Limited and re-registered under the legal and commercial name IONA Technologies PLC in February 1997. Our registered office and principal place of business is The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland. Our telephone number at that location is +353 1 6372000.

The principal place of business in the United States of our wholly-owned subsidiary, IONA Technologies, Inc., is 200 West Street, Waltham, MA, 02451, USA.

Certain Investments

During 2006, 2005 and 2004 we invested $0.8 million, $1.2 million, and $1.1 million, respectively, for the purchase of property and equipment, for further investment in our management information systems and for capital expenditures. In addition, our research and development expenditures in 2006, 2005 and 2004 were approximately $15.9 million, $15.8 million, and $17.2 million, respectively.

B. *Business Overview*

Overview

We are in the infrastructure software business. We make software work together so our customers can make better decisions, run their businesses more efficiently and improve their business results. Our software products enable customers to modernize and streamline their IT environments while lowering the costs of IT operations and ultimately achieving greater return on investment, or ROI, on their existing IT investments. We also offer professional services, including ongoing customer support and maintenance, as well as high-level design consultation, education and product implementation.

We have a history of providing standards-based solutions to IT organizations with complex, heterogeneous computing environments and challenging integration problems. We have a proven record of industry leadership and continuous product improvement.

We generate revenue from product licenses as well as from services. Since our inception, we have licensed our products, directly and indirectly, to thousands of enterprise customers worldwide.

Industry Background

IT functions within large organizations have spent the last several decades investing in technology, seeking improved productivity and agility through business process automation. As they have invested in computing assets over time, few organizations have addressed how to make their various computing investments work well together or considered the architectural and technology choices that would make it easier to retire or replace assets. As a result, these organizations have a mix of applications and infrastructure technologies based on different programming languages, running on different operating systems on different hardware platforms and managed and mediated by various middleware technologies. Some of these systems are off-the-shelf applications acquired from commercial software vendors. Other systems are the product of in-house custom development. Many of the most critical systems remain in use long after their underlying technologies are succeeded by newer technologies.

For organizations with particularly large and complex IT environments, such as those typified by the Global 2000, the complexities arising from this mix of applications and technologies impedes innovation and competitive initiatives. For example, telecommunication providers retain existing customers and attract new customers based largely on their ability to respond efficiently to market changes, to offer new and innovative products and services, to empower customers with self-service opportunities, and to provide responsive and effective customer service. All of these initiatives are, at their core, driven by IT. If a telecommunications provider is unable to respond to its competitors' offerings because its own IT systems cannot be made to work together, the complexity and diversity of those IT systems is a liability.

Integration of IT systems persists as an issue of critical importance to large organizations. Since the early 1990s, we have built our integration products around two very significant open industry standards, initially CORBA and more recently Web services, and a unifying approach to designing and implementing large-scale systems referred to as service-oriented architecture, or SOA.

CORBA. CORBA promised to make applications interoperable by exposing them as platform neutral services with interfaces based on a consensual standard. CORBA proved to be very popular for building and integrating systems where high performance, high transaction volumes, and high scalability were required, and for organizations with a long-term strategy for computing asset reuse and ongoing interoperability. For example, many of the world's telephone network management systems are built on, and interoperate using, CORBA. A telephone call traverses numerous telephone network systems, interacting at extremely high speed with a number of billing applications, switches and other systems, all integrated with CORBA.

Web services. A growing number of organizations are evaluating Web services technologies for their suitability as an integration medium. Derived from standards used in the World Wide Web, the most successful experiment in interoperability, Web services are based on a collection of industry standards that specify how computer systems, or parts of systems, can be represented and consumed as business services. These standards describe how data and transactions can be exchanged between computer systems, and how services can be discovered and identified.

Web services hold the potential for giving computer systems ease of interaction by leveraging these ubiquitous and well-understood worldwide standards for use in enterprise IT. As a result, large organizations, and infrastructure solution vendors, are eager to exploit the potential of the Web services standards. Despite the relative immaturity of these standards, Web services allow applications to more easily interoperate and share data. Web services facilitate the implementation and management of dynamic business applications and systems in a less disruptive, less costly and faster manner than in existing integration solutions. Web services also allow organizations to broadly service-enable their IT assets in a systematic fashion.

Service-oriented architecture. SOA describes a technology-independent approach to building applications that focuses particularly on system integration and reuse of existing business computing functionality. SOAs encourage application developers to take a business-focused approach to building systems that ensures that IT organizations and line-of-business organizations have a common frame of reference.

CORBA and Web services are naturally suited to SOA. CORBA is the core technology supporting a number of very large, first-generation SOA implementations. The architectural impact of Web services, coupled with their broad accessibility, makes Web services an obvious choice for organizations designing a SOA-based business system. These organizations tend to be large and sophisticated and demand enterprise-wide integration solutions. For organizations focused on leveraging SOA, simple interoperability is not enough. Integration projects require additional sophisticated security, availability, reliability and management capabilities, among other capabilities. SOAs built on standards such as CORBA and Web services address many of these advanced requirements.

Contemporaneous with the adoption of SOA as the next evolution of computing models, open source software technologies have been gaining widespread acceptance. This acceptance began with the Linux operating system and now encompasses other important technologies such as databases and application servers.

In addition to cost savings, open source software has added value in the transparency afforded by access to source code, enabling more efficient adoption of the technology and greater innovation. Active communities extend the knowledge base for these open source software technologies and help reinforce the reputation of open source software as a reliable alternative to proprietary software solutions.

The successful use of open source software technologies to support strategic systems has paved the way for an even broader set of infrastructure software to emerge. We actively participate in a number of open source communities, all of which have active projects underway to develop the infrastructure software required to support SOA. The level of collaboration occurring among these various communities ensures the interoperability of these open source software technologies.

IONA's Opportunity

Our opportunity is to provide standards-based solutions to organizations that choose to use Web services, CORBA, open source and other software technologies to deliver SOA-based solutions to solve enterprise integration problems.

We are a leader in Web services technology, with a history of delivering award-winning Web services-based integration products. We are also influential in the evolution of the Web services standards and how they relate to the delivery of enterprise integration capabilities. We have a history of promoting large-scale, standards-based integration solutions for our customers which enable our customers to adopt SOA in performance demanding, heterogeneous computing environments. Our standards-based solutions allow our customers across our target markets to develop and deploy integration projects involving hundreds of systems, and tens of thousands of users. Our focus on SOA is one of our core competencies. As more organizations deploy SOAs, we are well positioned to explain and deliver the benefits of an architectural approach to integration.

We have had an uncompromising commitment to industry standards since our inception. Our early support for CORBA was augmented by technology and products built on later-evolving standards such as J2EE, XML and Web services. We are actively involved in industry organizations and standards-setting bodies, particularly the Object Management Group, World Wide Web Consortium, the Organization for the Advancement of Structured Information Standards, the TeleManagement Forum, the Parlay Group, the Web Services Interoperability Organization and the OSGi Alliance.

Our deep commitment to delivering products based on industry standards mitigates our customers' risk of being locked into a proprietary single-vendor solution. As a result, our standards-based solutions provide our customers a lower total cost of ownership of software, developer training, implementation services, and ongoing support. Our commitment to standards-based solutions is also reflected in our open source programs, a key part of which is our involvement in several open source SOA infrastructure projects in the Apache Software Foundation and our leadership of the Eclipse Foundation SOA Tooling Platform Project. IONA's active involvement and leadership in the communities and projects dedicated to the advancement of open source SOA infrastructure led to the availability in 2006 of the Company's Celtix family of open source infrastructure products and the corresponding services and support offerings designed to help our customers be as successful as possible with their SOA deployments.

Celtix evidences our commitment to open source integration solutions which provide the industry with a lower barrier to entry that can help drive the adoption of SOA-based projects and provide customers with the ability to incrementally adopt a standards-based distributed computing model. Our work with various open source communities allows us to provide universal access to innovative technology and to give developers an entry level starting point towards deploying large-scale SOA in their organizations.

For more than a decade, we have specialized in integrating high-performance, mission-critical, distributed systems. Our demonstrated SOA expertise facilitates the connection of our customers' IT assets to a common backbone which empowers these organizations to leverage and reuse their existing assets. The best SOAs are based on standards, which insulate the customer's integration investments from future changes in technology, products, selling channels and business processes. As other integration vendors announce their product visions around Web services and SOAs, our solutions are already helping customers solve enterprise integration challenges with these technologies.

Strategy

IONA takes a unique and differentiated approach to helping our customers deploy SOA in the enterprise. Our SOA infrastructure products are designed to allow IT organizations to implement SOA-based solutions in a truly distributed manner, avoiding the performance bottlenecks, cost and scalability issues associated with centralized, hub-and-spoke architectures.

IONA's distributed SOA infrastructure solutions empower IT organizations to "flatten" their existing infrastructure stacks by transforming them into services that can interact directly with other services in a comprehensive SOA network. Our distributed approach to SOA infrastructure also provides customers with the option to deploy their SOA in an incremental manner, a deployment strategy more in line with the technical and economic realities of SOA adoption. Eliminating the reliance on a centralized server to support SOA adoption is significantly more cost-effective and frees IONA's customers to be more agile in response to changing business requirements.

Our objective is to be the leading provider of innovative, distributed standards-based enterprise integration and SOA infrastructure solutions for our customers. We believe that, as a result of our experience with and technological leadership in SOA computing models and our innovative approach to building a SOA system, we can deliver value to our customers by enabling them to achieve a greater ROI from existing IT assets, streamline and modernize their IT environments to promote business agility and to do so while reducing total fixed costs of IT ownership. To achieve this objective, we intend to continue to pursue the following:

- *Maintain Technological Leadership in Standards-based Computing.* We have a history of technological leadership and dedication to continuous product improvement. Our CORBA-based Orbix product family is the leading enterprise CORBA solution. Our Web services-based Artix product family and our open source programs, including the Celtix product family, continue the Orbix tradition by addressing the integration needs, from mainframe environments to mobile computing platforms, of large IT organizations through high performance, standards-based solutions. We will continue to invest heavily in research and development. By promoting and embracing existing and emerging industry standards and refining the innovative distributed approach to SOA that we pioneered in our products, we intend to facilitate the broad acceptance of our offerings. We may acquire businesses, products or technologies that we believe will enhance and expand our current product offerings.
- *Expand Our Customer Base, While Retaining Our Existing Customers.* Many of our customers are Global 2000 companies in a variety of industries, including telecommunications, financial services, manufacturing/distribution and government, that are deeply invested in both our products and our architectural approach to integration. The strategic importance of our products allows us, working with our partners, to develop strong relationships with our customers' key technology decision makers. In addition, our strategic selling approach facilitates broad adoption of our products throughout a customer's IT organization. All of these factors combine to represent an opportunity for us to continue to present new generations of technology solutions to our existing enterprise customers. At the same time, the broader popularity of Web services gives us an opportunity to go beyond our traditional customer base to attract new customers that have deployed complex, costly and heterogeneous computing environments. We believe these new customers are interested in the reductions in IT cost and complexity that Web services and SOA can deliver. We also believe these new customers will find our traditional, distributed architectural approach, combined with our new generation of Web services integration solutions, compelling and competitive.
- *Leverage and Expand Strategic Alliances.* We understand that relationships with leading software and other technology vendors, as well as system integrators, create opportunities to gain customers in broader markets than those otherwise available to us. We are focused on leveraging our established relationships and forging new alliances to enhance our marketing, selling and implementation initiatives. We believe that many of these vendors and system integrators seek to partner with strong infrastructure technology providers that will enable them to more rapidly satisfy customer needs. We have existing relationships with leading software and technology vendors, such as AmberPoint, BEA, Business Objects, IBM, Microsoft, Oracle, Sun Microsystems and Lansa, and global system integrators, such as BearingPoint, Computer Sciences Corporation (CSC), LogicaCMG, NEC, NS Solutions, Satyam, CGI and Wipro. We believe that these relationships better enable us to sell additional products to our existing customer base, acquire new customers and enhance our market share.

Products

We deliver value to our customers through our Artix and Orbix product families and our open source Celtix family of distributed SOA infrastructure products. These products employ standards-based technology to address the enterprise integration needs of our customers. Orbix, our CORBA-based product family, continues to support critical applications in the telecommunications, financial services, manufacturing/distribution and government industries. The Artix family of distributed SOA infrastructure products and our Celtix family of open source SOA infrastructure solutions, provide critical Web services-based infrastructure for enterprise integration based on SOA principles. Our products allow our customers to generate greater ROI from their existing and future IT assets and investments, drive down the fixed cost of their IT operations, and modernize and streamline their IT environments to make them more agile without ripping out and replacing existing mission critical systems.

Artix

Artix is a suite of advanced SOA infrastructure products that enables customers to deploy SOA in a truly distributed manner. Featuring componentized, technology-neutral SOA infrastructure products that work together or independently, Artix allows customers unprecedented flexibility in SOA adoption. These products include Artix ESB, Artix Orchestration, Artix Data Services and Artix SOA Works (tooling). Artix is based on a lightweight, microkernel architecture that provides organizations with the ability to incrementally adopt SOA on their own terms, one step at a time.

Artix is designed for organizations with complex and heterogeneous computing environments. These organizations use Artix to represent IT assets as Web services, making it easier to integrate these assets or to consolidate assets without disrupting operations.

Artix makes Web services immediately useful in an enterprise context. For example, Artix empowers organizations to incorporate the proven enterprise features of their existing computing environments to add security, reliability, availability and management features to Web services. Artix lets organizations reuse existing middleware and application functionality to create secure, manageable Web services-based integration projects.

Artix is available on a wide range of hardware and software platforms including many variants of Unix and Microsoft platforms. Artix is also unique in that it runs natively in mainframe environments, giving organizations the ability to Web service enable IBM's Information Management Service, or IMS, and Customer Information Control System, or CICS, applications. IMS and CICS support large-scale, transaction-intensive mainframe applications. Organizations with large investments in CICS and IMS are committed to the ongoing use of their mainframes and need a secure means of reusing and extending the life of those investments.

Orbix

Orbix is our original high performance infrastructure for mission-critical applications. Orbix is a comprehensive and proven platform for extending or integrating the most demanding component-based systems. Orbix encourages a services-oriented approach to component development and integration, with immediate benefits to productivity, efficiency and operational expense.

Orbix is engineered to support the integration of CORBA with other technologies, especially J2EE and Web services. Orbix has been used to encourage the reuse of legacy systems by replacing proprietary application interfaces with standards-based interfaces, to build new, service-oriented systems in Java or C++, to extend the value of mainframe assets by exposing them as services, and to non-intrusively augment existing systems with new functionality. Our Orbix offering is augmented by a second similar CORBA solution, Orbacus, which is available in source code form for those customers preferring a source-available product.

Like Artix, Orbix meets the needs of enterprise IT organizations by providing a set of enterprise qualities of service for security, asynchronous messaging, management, transactions, load balancing and fault tolerance.

Celtix

Celtix is our open source family of distributed SOA infrastructure products for companies seeking an open source option for system integration and SOA implementation. These products include Celtix Enterprise, Celtix Advanced Messaging and Celtix Advanced Service Engine.

Celtix Enterprise provides a distributed and standards-based ESB solution that is technology-neutral, easy to adopt incrementally, and dynamic and adaptable. Celtix Advanced Messaging is a high-performance messaging platform that is based on the open Advanced Message Queuing Protocol (AMQP). Based on code from the Apache Qpid incubator project, Celtix Advanced Messaging supports multiple messaging patterns including point-to-point message queuing and publish-subscribe. Celtix Advanced Service Engine (ASE) is a pluggable services framework based on the code from Apache CXF incubator project. It provides an open source environment for Java developers to create Web services.

Celtix Enterprise, Celtix Advanced Messaging and Celtix Advanced Service Engine are all certified and tested by IONA and come with our support, training and consulting services. Our Celtix family of SOA infrastructure products enable customers to leverage the benefits of open source while mitigating the perceived risks.

Services

We provide a variety of support and consulting services to our customers. Our professional services personnel provide our customers, partners and internal field organizations with product and architectural consulting services and educational services for Orbix, Artix and Celtix. These personnel are senior technologists with substantial expertise in leading integration and development technologies. Our customer support personnel are dedicated to the ongoing support and maintenance of our products. In addition to telephone-based and on-site product support, we also provide customers with a self-help support option in the form of a comprehensive online database of technical information and advice.

Our customers are encouraged to purchase annualized customer support agreements. We provide most product support through a combination of telephone and e-mail support from our Dublin, Ireland headquarters and our U.S. subsidiary's office in Waltham, Massachusetts. Our original equipment manufacturers, value-added resellers and independent software vendors depend on our customer service team to provide backup for the front-line support that these vendors provide to their customers.

Product Development and Management

Our technology and products have traditionally been the result of internal development by our engineers and strategic acquisitions, however, we do from time to time license technologies and products from third parties, including reputable open source communities, for incorporation into our products. Product development and management is concentrated primarily in our Dublin, Ireland headquarters and our U.S. subsidiary's offices in Waltham, Massachusetts. Our product management organization collaborates with our marketing and sales organizations to increase sales of products and to develop customer and indirect sales relationships.

Our research and development expenditures were approximately $15.9 million, $15.8 million, and $17.2 million, representing 20.5%, 23.7%, and 25.3% of total revenue in 2006, 2005 and 2004, respectively. We expect to continue investing significant resources in research and development in the future.

Customers

Since our inception, we have licensed, directly or indirectly, our products to thousands of enterprise customers worldwide. These customers operate in a wide variety of industries including telecommunications, financial services, manufacturing/distribution, government, healthcare, and information technology. The following is a selected list of customers across some of our targeted industries:

Financial	Telecom	Government	Manufacturing
Credit Suisse Group	AT&T	N.A.S.A.	Boeing
GAD	Beijing Mobile	National Geospatial-Intelligence Agency	Lockheed Martin
JPMorgan Chase	Marconi	U.S. Dept. of Transportation	Toshiba
Goldman Sachs	Nokia	U.S. Environmental Protection Agency	
Raymond James	O2	National Diet Library (Japan)	
Reuters	Sprint		
Sentenial	Fujitsu Telecommunications		
Winterthur Insurance	Aepona		
	3 Italy		

Due in part to industry consolidation in some of the vertical markets we serve, sales to our two largest customers when aggregated represented approximately 28% of our net revenue for the year ended December 31, 2006. No customer accounted for more than 10% of our revenue in 2005 or 2004. Additionally, the same two customers accounted for approximately 45% of our gross accounts receivable balance as of December 31, 2006. No customer accounted for more than 10% of our gross accounts receivable balance as of December 31, 2005.

Sales and Marketing

We market our products and services through our marketing and direct sales organizations and through indirect channels including software vendors, system integrators, original equipment manufacturers, and value-added resellers.

Our direct sales force consists of account managers and field and inside sales personnel, complemented by technical pre-sales and high-level product specialists who are available for customer visits. Our sales force and executive team maintain relationships with customers' senior management for large-scale projects. Our sales force also maintains contact at the developer level to understand and serve the developer's requirements.

Our sales organization is divided into three geographical regions: the Americas, Asia-Pacific Rim and Europe, Middle East and Africa. In addition, we dedicate members of our sales force to developing strategic relationships with our indirect channel partners.

Our indirect distribution channels include leading software vendors, such as Business Objects and Hyperion; global system integrators, such as BearingPoint and CSC; leading original equipment manufacturers, such as Huawei and Cisco; and resellers and distributors. We believe that relationships with leading software and other technology vendors, as well as system integrators, provide opportunities to gain customers in markets where our products and services are in demand.

Our marketing teams execute global marketing programs designed to create demand for our products and services. We rely on a variety of marketing programs for demand creation, including trade shows, limited duration evaluation software, direct marketing communications, Web casts, public relations, product literature and collateral, trade advertising, and a corporate Web site.

Competition

Our sector of the software industry is very dynamic and competitive. The growing industry enthusiasm for SOAs based on Web services and utilizing ESB products has increased competition levels as consumers begin to appreciate the potential value of Web services and Web services technology providers.

We compete with a variety of software vendors, including established providers of broad infrastructure platforms, new and narrowly focused software companies, and even shareware and freeware providers. In some cases, these vendors' offerings are narrowly defined and compete with our products in a limited set of features or problems. Other vendors target roughly the same range of IT problems as we do. Still others have broad infrastructure offerings that compete with our products in specific scenarios.

We compete against:

- enterprise application infrastructure providers,
- enterprise application integration software vendors,
- Web services integration companies,
- ESB vendors, and
- open source software projects and products.

We believe that the principal competitive factors that affect the market for our products include:

- potential customers' perception of our market leadership in a demanding and fast-moving technology environment;
- our continued conformity to industry standards, and customers' ongoing preference for standards-based products;

- breadth of product offerings, including open source software projects and products;
- product features and functionality;
- product ease-of-adoption and ease-of-use;
- product quality;
- our customer service and support;
- security, reliability, availability and other enterprise qualities of service;
- product and service pricing; and
- our reputation and financial viability.

Patents and Proprietary Technology

We regard much of our intellectual property as proprietary to us and rely primarily on a combination of copyright, trademark, patent and trade secret laws, employee and third-party non-disclosure agreements and technical measures to establish and protect our proprietary rights. We enter into confidentiality agreements with our employees and consultants, and limit access to, and distribution of, our proprietary information to customers and potential customers.

Although our technology and products have traditionally been the result of internal development by our engineers and strategic acquisitions, we do from time to time license technologies and products from commercial third parties and open source licensors for incorporation in our products. In addition, we participate in certain open source community efforts.

We own numerous registered trademarks and trademark applications pending in the United States, the European Union, Australia and Asia, as well as other jurisdictions throughout the world, as well as a number of patents and patent applications pending in the United States.

While we generally use negotiated, signed license agreements or shrink-wrap type licenses to restrict copying and use of our software products, we do not generally embed mechanisms in our software to prevent unauthorized use or copying of our software. We do not rely significantly on patents or other registered intellectual property rights to protect our software. Because shrink-wrap type licenses are not signed by licensees, they may be unenforceable under the laws of certain jurisdictions. In addition, the laws of various countries in which our products may be sold may not protect proprietary rights to the same extent as the laws of the United States and Ireland.

Employees

As of December 31, 2006, we had 351 full-time employees in 16 offices worldwide, with 149 based in the Americas, 157 based in Europe, Middle East and Africa and 45 based in the Asia-Pacific Rim. Our employees are not represented by any collective bargaining organizations, and we have not experienced any work stoppages. Our relations with our employees are good.

The following table sets forth information concerning the number of persons employed by us at the end of each of our last three fiscal years:

	As of December 31,		
	2006	2005	2004
Product Development and Management	135	127	131
Services	55	58	53
Marketing	16	15	17
Sales	90	91	93
Finance and Administration	55	50	52
Total	351	341	346

Legal Proceedings

As of the date of this annual report, we are not a party to any legal proceeding, which, if resolved or determined adversely against us, would have a material adverse effect on our business, financial condition or results of operation. We have, however, in the past been, and may in the future be, subject to claims and litigation in the ordinary course of business. In the event that any such claims or litigation are material and are resolved against us, such outcomes or resolutions could have a material adverse effect on our business, financial condition or results of operations.

Government Regulations

We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5%, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for this favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future. Any variation in the amount of our benefit from this tax treatment could have a material adverse effect on our business, financial condition and results of operations.

For more information regarding the impact of tax regimes on our business, please see Item 3.D. "Risk Factors—If our effective tax rate increases, our business and financial results would be adversely impacted" and Item 10.E. "Taxation."

Principal Markets

For a description of the principal markets in which we compete, including a breakdown of total revenue by category of activity and geographic market for each of the last three financial years, see Item 5 "Operating and Financial Review and Prospects."

Seasonality and Raw Materials

Historically, our product revenue in the first quarter of each year has declined from the fourth quarter of the prior year. Our products and services do not materially depend on the availability of raw materials.

C. *Organizational Structure*

IONA Technologies PLC has 23 direct and indirect subsidiaries, of which three are significant—IONA Technologies, Inc., or IONA U.S., incorporated in Delaware, IONA Technologies Japan, LTD, or IONA Japan, incorporated in Japan, and IONA Technologies Finance, or IONA Finance, incorporated in the Cayman Islands. IONA U.S., IONA Japan, and IONA Finance are wholly-owned by IONA Technologies PLC.

D. *Property, Plants and Equipment*

We are headquartered in Dublin, Ireland and have an executive office in Waltham, Massachusetts. The following table sets forth our principal facilities measuring 10,000 square feet or more:

Location	Total Space	Occupied Space	Sublet Space	Lease Expiration	Right to Term
Dublin, Ireland	55,900	21,400	33,000	July 31, 2023	July 31, 2013
Waltham, MA	30,331	30,331	—	July 31, 2011	—

We also maintain offices in Tokyo, San Francisco, Austin, Newfoundland, Frankfurt, Munich, Milan, Paris, London, Zurich, Beijing and Shanghai. We believe that these facilities are adequate for our present operations and that additional facilities to support our present and future operations are available on commercially reasonable terms. We do not expect in the near future to move to new, or expand into additional, facilities. For more information, please see Item 3.D. "Risk Factors."

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements for the periods specified and associated notes included in Item 3.A. "Selected Financial Data." The following discussion and analysis of financial condition and results of operations contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential," or "continue" or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding, among other things, our plans, objectives, expectations and intentions. These forward-looking statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including risks and uncertainties relating to IONA's cost reduction efforts; the launch of IONA's integration software; growth in market demand for Web services and integration; IONA's sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; the integration of any future acquisitions; undetected errors in software; anticipated tax rates; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close revenue transactions. Further reference should be made to Item 3.D. "Risk Factors."

A. *Operating Results*

Overview

We are in the infrastructure software business. We make software work together so our customers can make better decisions, run their businesses more efficiently and improve their business results. Our software products enable customers to modernize and streamline their IT environments while lowering the costs of IT operations and ultimately achieving greater return on investment, or ROI, on their existing IT investments. We also offer professional services, including ongoing customer support and maintenance, as well as high- level design consultation, education and product implementation.

We have a history of providing standards-based solutions to IT organizations with complex, heterogeneous computing environments and challenging integration problems. We have a proven record of industry leadership and continuous product improvement.

We generate revenue from product licenses as well as from professional services. Since our inception, we have licensed our products, directly and indirectly, to thousands of enterprise customers worldwide.

To date, we have derived most of our revenue from the licensing of our enterprise integration software products that currently comprise our Orbix products, and fees from related services. We expect that Artix will increasingly contribute to our revenue. We market our products and services through our direct marketing and sales organizations and through indirect channels, including software vendors, system integrators, original equipment manufacturers, value-added resellers and, to a lesser extent, third-party distributors. Our total revenue is dependent on the growth in demand for our software. In general, product revenue in the first quarter of each year declines from the fourth quarter of the prior year in line with traditional seasonal trends.

Our gross margins are affected by a mix of product and service revenue and a variety of distribution channels. We typically realize significantly higher gross margins on product revenue than on service revenue. Management reviews and analyzes several key performance indicators in order to manage our business and assess the quality of and potential variability of our revenues and cash flows. These key performance indicators, which are discussed in more detail below, include:

- Revenue growth provides an important guide to our overall business growth and the success of our sales and marketing efforts;
- Gross margin is an indicator of our offering mix, competitive pricing pressures and the cost of our operations;

- Growth in our Artix revenue is an indicator of the success of our focused sales efforts;
- Earnings per share is an indicator of our overall performance;
- Liquidity and cash flows; and
- Open source program growth is an indicator of market acceptance of our introductory software.

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of our Consolidated Financial Statements, as well as the reported amounts of revenue and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

- Revenue Recognition,
- Share-Based Compensation,
- Accounting for Income Taxes,
- Allowances for Doubtful Accounts, and
- Foreign Currency.

In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See Notes to the Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

Revenue Recognition

We recognize the majority of our revenue pursuant to software license and support agreements. While the basis for software license revenue recognition is governed by the provisions of Statement of Position (SOP) 97-2, *Software Revenue Recognition*, as amended by SOP 98-4 and 98-9 and related interpretations, we exercise judgment and use estimates in connection with the determination of the amount of software license and services revenue to be recognized in each accounting period.

We do not enter into arrangements to deliver software requiring significant production, modification or customization to our software products.

For our software license arrangements we recognize revenue when:

- we enter into a legally binding arrangement with a customer for the license of software,
- delivery has occurred,
- customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties, and
- collection is probable.

Substantially all of our license revenue is recognized in this manner.

For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined by vendor specific objective evidence (VSOE). VSOE of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. We maintain management approved price lists for our product licenses, customer support and professional services. We infrequently offer discounts on our customer support or professional services, and if offered, such discounts are usually insignificant. If we cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, we defer revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of a delivered element cannot be established, we use the residual method to record revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

We believe that our normal pricing and discounting practices provide a basis for establishing VSOE of fair value for the undelivered elements based on the following facts:

- Support contracts are regularly sold on a stand-alone basis to customers that choose to renew the support contract beyond the initial term. Support contract pricing is based on established list pricing. The renewal purchases at consistent pricing provide the basis for VSOE on the support contracts. Support revenue is recognized ratably over the contract term.
- Consulting contracts are regularly sold on a stand-alone basis to customers requesting these services. Consulting contract pricing is at a daily flat rate and customers purchase an appropriate number of service days. The consulting services delivered on a stand-alone basis at consistent pricing provide the basis for VSOE on the consulting contracts. Consulting revenue is recognized as the services are performed.

We perform a quarterly analysis of all contracts to ensure that the actual allocation of fair value to undelivered elements is not significantly different from the established VSOE rates for the individual elements. The analysis is segmented by geographical region, level of support, and type of customer (i.e. end-user licensee or licensee with rights of distribution).

We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are typically net 30 days. Payment terms, however, may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date, but that are due within twelve months, are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.

We assess whether collection is probable at the time of the transaction based on a number of factors, including the customer's past transaction history and credit-worthiness. If we determine that the collection of the fee is not probable, we defer the fee and recognize revenue at the time collection becomes probable, which is generally upon the receipt of cash.

We deliver products by overnight courier F.O.B origin or electronically, and our software arrangements typically do not contain acceptance provisions. Accordingly, delivery is usually satisfied when the product leaves our premises, or if shipped electronically, when the customer has been provided with access codes to allow them to take immediate possession of the software.

Revenue from royalty arrangements in excess of guaranteed amounts is recognized upon notification of such royalties payable by the customer.

Share-Based Compensation

On January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share-Based Payment* (SFAS 123R). Prior to January 1, 2006, we accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25), and related Interpretations, as permitted by SFAS No. 123, *Accounting for Share-based Compensation* (SFAS 123). In accordance with APB 25 no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying shares on the date of grant.

We adopted SFAS 123R using the modified prospective transition method. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The results for the prior periods have not been restated.

In order to facilitate the comparison by investors of our current results with our results in prior periods, we have provided certain non-GAAP financial measures which exclude the effect of share-based compensation expenses. We believe the use of pro forma measures in addition to GAAP measures is an additional useful method of evaluating our results of operations.

As a result of adopting SFAS 123R on January 1, 2006, our net income for the year ended December 31, 2006 was $4.6 million lower than if we had continued to account for share-based compensation under APB 25 as we had in the comparable prior year periods. Diluted net income per share for the year ended December 31, 2006 was $0.12 lower than if we had continued to account for share-based compensation under APB 25.

We have not recognized, and do not expect to recognize in the near future, any tax benefit related to employee share-based compensation cost as a result of the full valuation allowance on our net deferred tax assets and our net operating loss carryforwards. The unamortized fair value of share options as of December 31, 2006, was $7.9 million with a weighted average remaining recognition period of 1.3 years.

The fair value of each option is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected life of the share-based award and share price volatility. The assumptions used in calculating the fair value of share-based compensation represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if other assumptions had been used, our share-based compensation expense could have been materially different. In addition, we are required to estimate the expected option forfeiture rate and only recognize expense for those shares expected to vest. If our actual option forfeiture rate is materially different from our estimate, the share-based compensation expense could be materially different.

The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. This methodology results in a weighted average expected term calculation of 3.26 years. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. This methodology results in a weighted average risk free rate of 5.04%. Expected volatility is based on the historical volatility of IONA's shares. This methodology results in a volatility calculation of 75.3%. We used the straight-line method for expense attribution.

Our weighted average estimated option forfeiture rate, based on our historical option forfeiture experience, is approximately 10%. We will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.

Accounting for Income Taxes

Significant judgment is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment, and segregation of foreign and domestic income and expense to avoid double taxation.

Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets by the amount of tax benefits we estimate are not expected to be realized. Tax benefits will not be realized if we do not generate sufficient taxable income in the future to apply against the deferred tax balance. As of December 31, 2006, a valuation allowance equal to the value of the deferred tax assets was maintained. In the event we determined that we could realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase net income (reduce net loss) in the period such a determination was made.

We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5%, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for this favorable tax treatment. See Item 10.E. "Taxation." We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future. Any variation in the amount of our benefit from this tax treatment could have a material adverse effect on our business, financial condition and results of operations. See Item 3.D. "Risk Factors—If our effective tax rate increases, our business and financial results would be adversely impacted."

In addition, we operate within several taxing jurisdictions and may be subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. We believe, adequate provisions for income taxes have been made.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts, as a reduction of accounts receivable, based on our analyses of the likelihood that our customers will not pay all amounts due to us. In circumstances where there is knowledge of a specific customer's inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably believed to be collectable. For all our customers, we perform analyses of the likelihood of payment, which includes a review of their credit profiles, the terms and conditions of the contracts with our customers, current economic trends and payment history. We reassess these allowances each accounting period. Historically, our actual losses and credits have been consistent with these provisions. If actual payment experience with our customers is different than our estimates, adjustments to these allowances may be necessary resulting in additional charges to our Consolidated Financial Statements.

Foreign Currency

The U.S. dollar is our functional currency. A percentage of our revenue, expenses, assets and liabilities are denominated in currencies other than our functional currency. Assets and liabilities denominated in currencies other than the U.S. dollar are translated at year end exchange rates. Revenue and expenses denominated in currencies other than the U.S. dollar are translated at rates approximating those ruling at the dates of the related transactions. Resulting gains and losses are included in net income for the year. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. We cannot accurately predict the impact of future exchange rate fluctuations on our consolidated results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. However, because the majority of our sales are currently U.S. dollar-based and because net Euro based assets and liabilities are closely matched, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases as a result of a decrease in the percentage of U.S. dollar-based transactions. We had no derivative or hedging transactions in 2006, 2005 or 2004.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for the Company beginning January 1, 2007. We have substantially completed our assessment of the impact of the adoption of FIN 48 and expect that the financial impact of the initial adoption, if any, will be immaterial to our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective as of January 1, 2008. We are currently evaluating the impact of adopting SFAS 157 but do not expect that the adoption of SFAS 157 will have any material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 permits a company to choose, at specified election dates, to measure at fair value certain eligible financial assets and liabilities that are not currently required to be measured at fair value. The specified election dates include, but are not limited to, the date when an entity first recognizes the item, when an entity enters into a firm commitment or when changes in the financial instrument causes it to no longer qualify for fair value accounting under a different accounting standard. An entity may elect the fair value option for eligible items that exist at the effective date. At that date, the difference between the carrying amounts and the fair values of eligible items for which the fair value option is elected should be recognized as a cumulative effect adjustment to the opening balance of retained earnings. The fair value option may be elected for each entire financial instrument, but need not be applied to all similar instruments. Once the fair value option has been elected, it is irrevocable. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The accounting provisions of SFAS 159 will be effective for the Company beginning January 1, 2008. We are currently assessing the effect of adopting SFAS 159.

Results of Operations

The following table sets forth certain operating data as a percentage of total revenue for the periods indicated:

	Year Ended December 31,		
	2006	2005	2004
Revenue:			
Product revenue	54.0%	50.3%	45.2%
Service revenue	46.0	49.7	54.8
Total revenue	100.0	100.0	100.0
Cost of revenue:			
Cost of product revenue	0.7	1.0	0.7
Cost of service revenue	17.0	17.5	17.3
Total cost of revenue	17.7	18.5	18.0
Gross margin	82.3	81.5	82.0
Operating expenses:			
Research and development	20.5	23.7	25.3
Sales and marketing	42.7	45.3	43.0
General and administrative	15.9	13.9	13.0
Amortization of other assets	—	0.1	0.5
Restructuring	—	(0.3)	—
Adjustment of acquisition liabilities	—	—	(0.9)
Total operating expenses	79.1	82.7	80.9
Income (loss) from operations	3.3	(1.2)	1.1
Interest income, net	2.2	1.2	0.4
Net exchange (loss) gain	(0.7)	0.1	(0.4)
Income before provision for income taxes	4.8	0.1	1.1
Provision for income taxes	1.6	1.4	0.8
Net income (loss)	3.2%	(1.3)%	0.3%
Gross margin:			
Product (as a percentage of product revenue)	98.8%	98.1%	98.6%
Service (as a percentage of service revenue)	63.1%	64.8%	68.4%

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Total Revenue

Revenue by geographic area is presented based upon the end customer's designated delivery point. Revenue by geographic area is as follows (in millions):

	Year Ended December 31,		
	2006	2005	% Change
Americas	$42.7	$32.2	32.6%
Europe, Middle East and Africa	22.7	26.0	(12.7)
Asia-Pacific Rim	12.4	8.6	44.7
Total revenue	$77.8	$66.8	16.5%

Total revenue increased by 16.5% to $77.8 million in 2006 from $66.8 million in 2005. Total revenue from customers located outside of the United States represented 45.1% of total revenue in 2006 and 51.8% of total revenue in 2005. The total number of revenue transactions over $250,000 increased to 54 in 2006 from 48 in 2005. There was an increase in average transaction size to approximately $75,000 in 2006 from $64,000 in 2005. Due in part to industry consolidation in some of the vertical markets we serve, sales to our two largest customers when aggregated represented approximately 28% of our net revenue for the year ended December 31, 2006. No customer accounted for more than 10% of our revenue in 2005 or 2004.

	Year Ended December 31,		
	2006	2005	% Change
	($ in millions)		
Product revenue	$42.0	$33.6	25.1%
Service revenue	35.8	33.2	7.9
Total revenue	$77.8	$66.8	16.5%

The increase in both product and service revenue was attributable to increased demand for our Artix family of products. More specifically, consulting and training revenue increased by $2.6 million, or 75.1%, to $6.1 million in 2006 from $3.5 million in 2005. The increase in consulting and training revenue is primarily attributable to consulting engagements relating to our Artix product family. Maintenance revenue remained flat at $29.7 million in both 2006 and 2005. In 2006, the increase in Artix support contracts was partially offset by the expiration of Orbix support contracts from prior years. We expect the dollar amount of support agreements for our Orbix product family to continue to decline, as the product family continues to age, and be offset by an increase in support contracts for our Artix product family.

Cost of Product Revenue

	Year Ended December 31,		
	2006	2005	% Change
	($ in millions)		
Cost of product revenue	$ 0.5	$ 0.6	(17.8)%
Gross margin	98.8%	98.1%	

Cost of product revenue consists primarily of product media and duplication, manuals, packaging materials, shipping and handling expenses, third-party royalties, amortization of purchased technology and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. The improvement in product gross margin year-over-year is primarily attributable to a decrease in amortization of certain other assets in 2006, when compared to the prior period.

Cost of Service Revenue

	Year Ended December 31,		
	2006	2005	% Change
	($ in millions)		
Cost of service revenue	$13.2	$11.7	13.1%
Gross margin	63.1%	64.8%	

Cost of service revenue consists primarily of personnel costs for consultancy, training, customer support, product configuration and implementation, and related operating costs of computer equipment and travel expenses. The decrease in service gross margin was primarily attributable to share-based compensation costs of approximately $0.5 million incurred in the current year upon adoption of SFAS 123R, as well as an increase in external contract labor used to service consulting revenue. The average number of service personnel increased to 56 in 2006 from 55 in 2005. We expect that the cost of service revenue expenses will increase in 2007 primarily as a result of our continued efforts to grow our consulting and training business.

Research and Development

	Year Ended December 31,		
	2006	2005	% Change
	($ in millions)		
Research and development	$15.9	$15.8	0.6%
Percentage of revenue	20.5%	23.7%	

Research and development expenses consist primarily of salaries and benefits of research and development personnel, costs of third-party contractors, personnel-related overhead allocation, depreciation expenses arising from the acquisition of computer equipment, software license fees and related indirect costs. The increase in research and development expenses in dollar amount was primarily the result of share-based compensation costs of approximately $0.9 million incurred in the current year upon adoption of SFAS 123R. This additional expense in 2006 was partially offset by reductions related to consolidation of development infrastructure, the movement towards lower cost geographies, and an expense of approximately $0.3 million incurred in the prior year related to a first time accrual for vacation expense. The average number of research and development personnel increased to 130 in 2006 from 129 in 2005. We expect that research and development expenses will increase in 2007 due primarily to our planned investments in open source initiatives.

Sales and Marketing

	Year Ended December 31,		
	2006	2005	% Change
	($ in millions)		
Sales and marketing	$33.2	$30.3	9.7%
Percentage of revenue	42.7%	45.3%	

Sales and marketing expenses consist primarily of salaries, sales commissions and benefits earned by sales and marketing personnel, personnel-related overhead allocation, travel, entertainment, advertising and promotional expenses, and related indirect costs. The increase in sales and marketing expenses in dollar amount was primarily the result of approximately $1.6 million of share-based compensation costs incurred in the current year upon adoption of SFAS 123R. Additionally, payments made to two customers in the Asia-Pacific Rim region to resolve a consumption tax issue related to previous years and a settlement to resolve a foreign payroll tax liability arising out of the 2001 termination of employees of an acquired company contributed to the increase in sales and marketing expenses in the current year. The average number of sales and marketing personnel was 108 in both 2006 and 2005. We expect that sales and marketing expenses will increase in 2007 primarily reflecting volume and headcount related expenses.

General and Administrative

	Year Ended December 31,		
	2006	2005	% Change
	($ in millions)		
General and administrative	$12.4	$ 9.3	33.3%
Percentage of revenue	15.9%	13.9%	

General and administrative expenses consist primarily of salaries and benefits of financial, administrative and management personnel, general office administration expenses (rent and occupancy, telephone and other office supply costs), and related indirect costs. General and administrative expenses also include professional fees, liability insurance and depreciation. The increase in general and administrative expenses was primarily the result of approximately $1.6 million of share-based compensation costs incurred in the current period upon adoption of SFAS 123R. The remaining increase was primarily the result of increased audit, legal and compliance fees, compensation expenses and an increase in provisions for bad debt. The average number of general and administrative personnel was 52 in both 2006 and 2005. We expect that general and administrative expenses will increase in 2007 primarily due to compliance costs related to our first annual auditor's attestation requirement under the Sarbanes-Oxley Act of 2002.

Amortization of Other Assets

Amortization of other assets consists of the amortization of purchased technologies acquired by us, which have reached technological feasibility. Amortization of other assets was nil in 2006, compared to $0.1 million, or 0.1% of total revenue in 2005. The decrease in amortization of other assets is primarily attributable to the full amortization of certain intangible assets. Other assets are amortized on a straight-line basis over three to four years.

Restructuring

Cash outlays associated with the restructuring plans initiated in previous periods totaled approximately $0.6 million during 2006 related to facility closure costs. During 2006, we recorded a $0.2 million charge related to a revision of lease estimates for previous restructurings and released $0.2 million of restructuring accruals related to the negotiation of a new sublease in the United Kingdom. In 2005, we released $0.2 million of restructuring accruals of which $0.1 million was related to severance and benefit costs from previous restructurings and $0.1 million was related to facilities costs for our Dublin, Ireland and Reading, UK offices. Cash outlays associated with the restructuring plans initiated in previous periods totaled approximately $5.8 million during 2005, including approximately $0.3 million in severance and related benefits paid to employees worldwide and $5.5 million in facility closure costs.

Income (Loss) from Operations

We generated an operating income of $2.6 million, or 3.3% of total revenue, in 2006 compared to an operating loss of $0.8 million, or 1.2% of total revenue, in 2005. The improved operating results in both dollar amount and as a percentage of total revenue, was primarily the result of increased revenue from our Artix product family. The improved operating results was partially offset by $4.6 million of share-based compensation costs incurred in the current period upon adoption of SFAS 123R.

Interest Income, Net

Interest income, net primarily represents interest earned on cash and investment balances. Interest income, net was $1.7 million in 2006 compared to $0.8 million in 2005. The increase in interest income, net was due primarily to an increase in interest rates.

Net Exchange (Loss) Gain

Net exchange loss was $0.6 million in 2006 compared to a net exchange gain of $0.1 million in 2005. The net exchange loss in 2006 was primarily due to the average strength of the Euro against the U.S. dollar. The net exchange gain for 2005 was primarily due to the strengthening of the U.S. dollar against the Euro offset by the strengthening of the U.S. dollar against the Japanese Yen.

Provision for Income Taxes

Income taxes were $1.2 million in 2006 compared to $0.9 million in 2005. The increase in the charge for income taxes in 2006 compared to 2005 arises as a result of an increase in taxes payable in foreign jurisdictions. See Item 3.D. "Risk Factors—Factors Affecting Future Results—If our effective tax rate increases, our business and financial results would be adversely impacted."

At December 31, 2006, we had net operating loss carryforwards of approximately $116.0 million for U.S. federal income tax purposes, including approximately $65.0 million pre-acquisition losses from the acquisition of Netfish Technologies, Inc., or Netfish, in 2001, which will expire in tax years 2011 through 2025 if not previously utilized. At December 31, 2006, we also had net operating loss carryforwards of approximately $121.9 million and $2.9 million for Irish and Australian tax purposes, respectively, both of which carry forward indefinitely. However, as of December 31, 2006, we no longer had active operations in Australia.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Total Revenue

Revenue by geographic area is presented based upon the end customer's designated delivery point. Revenue by geographic area is as follows (in millions):

	Year Ended December 31,	
	2005	2004
Americas	$32.2	$34.9
Europe, Middle East and Africa	26.0	22.8
Asia-Pacific Rim	8.6	10.3
Total revenue	$66.8	$68.0

Total revenue decreased by 1.8% to $66.8 million in 2005 from $68.0 million in 2004. Total revenue from customers located outside of the United States represented 51.8% of total revenue in 2005 and 48.7% of total revenue in 2004, or $34.6 million and $33.2 million, respectively. The total number of revenue transactions over $250,000 decreased to 48 in 2005 from 55 in 2004. There was an increase in average transaction size to approximately $64,000 in 2005 from $53,000 in 2004. No customer accounted for more than 10% of our total revenue in 2005 or 2004.

	Year Ended December 31,		
	2005	2004	% Change
	($ in millions)		
Product revenue	$33.6	$30.7	9.4%
Service revenue	33.2	37.3	(11.0)
Total revenue	$66.8	$68.0	(1.8)%

The increase in product revenue was attributable to increased sales of our Artix family of products. The decrease in service revenue was primarily attributable to the expiration of support agreements executed in prior years that were not renewed.

Cost of Product Revenue

	Year Ended December 31,		
	2005	2004	% Change
	($ in millions)		
Cost of product revenue	$ 0.6	$ 0.4	50.0%
Gross margin	98.1%	98.6%	

The decrease in product gross margin from 2004 to 2005 was primarily due to a distributor royalty on a single deal.

Cost of Service Revenue

	Year Ended December 31,		
	2005	2004	% Change
	($ in millions)		
Cost of service revenue	$11.7	$11.8	(0.8)%
Gross margin	64.8%	68.4%	

The decrease in service gross margin was primarily attributable to relatively flat cost of service revenue despite a decrease in overall service revenue as well as additional costs related to a first time expense for accrued vacation. The average number of service personnel decreased to 55 in 2005 from 56 in 2004.

Research and Development

	Year Ended December 31,		
	2005	2004	% Change
	($ in millions)		
Research and development	$15.8	$17.2	(7.9)%
Percentage of revenue	23.7%	25.3%	

The decrease in research and development expenses in dollar amount was primarily the result of cost reduction measures, including a reduction in contract labor, consolidation of development infrastructure and the movement towards lower cost geographies. These decreases in research and development expenses year over year were partially offset by additional costs in 2006 related to a first time expense for accrued vacation. The average number of research and development personnel increased to 129 in 2005 from 125 in 2004.

Sales and Marketing

	Year Ended December 31,		
	2005	2004	% Change
	($ in millions)		
Sales and marketing	$30.3	$29.3	3.5%
Percentage of revenue	45.3%	43.0%	

The increase in sales and marketing expenses in dollar amount was primarily the result of marketing and sales activities related to bringing our Artix family of products to market as well as additional costs related to a first time expense for accrued vacation. The average number of sales and marketing personnel decreased to 108 in 2005 from 111 in 2004.

General and Administrative

	Year Ended December 31,		
	2005	2004	% Change
	($ in millions)		
General and administrative	$ 9.3	$ 8.8	5.7%
Percentage of revenue	13.9%	13.0%	

The increase in general and administrative expenses in dollar amount was primarily the result of costs relating to our compliance with the Sarbanes-Oxley Act of 2002 as well as additional costs related to a first time expense for accrued vacation. These increases were offset by a reduction in our allowance for doubtful accounts. The average number of general and administrative personnel decreased to 52 in 2005 from 53 in 2004.

Amortization of Other Assets

Amortization of other assets was $0.1 million, or 0.1%, of total revenue in 2005, compared to $0.4 million, or 0.5%, of total revenue in 2004. The decrease in amortization of other assets is primarily attributable to the full amortization of certain intangible assets. Other assets are amortized on a straight-line basis over three to four years.

Restructuring

In 2005, we released $0.2 million of restructuring accruals of which $0.1 million was related to severance and benefit costs from previous restructurings and $0.1 million was related to facilities costs for our Dublin, Ireland and Reading, UK offices. Cash outlays associated with the restructuring plans initiated in previous periods totaled approximately $5.8 million during 2005, including approximately $0.3 million in severance and related benefits paid to employees worldwide and $5.5 million in facility closure costs. In 2004, we recorded a charge of $0.6 million for severance and benefit costs related to cost reduction actions. Also, during 2004, we released $0.6 million of a restructuring accrual related to severance and benefit costs from previous restructurings. Cash outlays associated with the restructuring plans initiated in previous periods totaled approximately $6.0 million during 2004, including approximately $2.5 million in severance and related benefits paid to employees worldwide and $3.5 million in facility closure costs.

Adjustment of Acquisition Liabilities

In 2005, there was no adjustment of acquisition liabilities. In October 2004, we received $0.6 million from our insurers in connection with the favorable resolution of a litigation cost contingency related to our Netfish acquisition. This favorable resolution resulted in the recognition of $0.6 million of income in 2004.

(Loss) Income from Operations

We generated an operating loss of $0.8 million, or 1.2% of total revenue, in 2005 compared to an operating income of $0.7 million, or 1.1% of total revenue, in 2004. The operating loss in 2005 reflects the decrease in total revenue primarily as a result of decreased sales of our CORBA family of products.

Interest Income, Net

Interest income, net primarily represents interest earned on cash and investment balances. Interest income, net was $0.8 million in 2005 compared to $0.3 million in 2004. The increase in interest income, net was due primarily to an increase in interest rates.

Net Exchange Gain (Loss)

Net exchange gain was $0.1 million in 2005 compared to a net exchange loss of $0.3 million in 2004. The net exchange gain for 2005 was primarily due to the strengthening of the U.S. dollar against the Euro offset by the strengthening of the U.S. dollar against the Japanese Yen. The net exchange loss for 2004 was primarily due to the weakening of the U.S. dollar against the Euro offset by a strengthening of the Japanese Yen versus the U.S. dollar.

Provision for Income Taxes

Income taxes were $0.9 million in 2005 compared to $0.6 million in 2004. The increase in the charge for income taxes in 2005 compared to 2004 arises as a result of an increase in taxes payable in foreign jurisdictions. See Item 3.D. "Risk Factors–Factors Affecting Future Results — If our effective tax rate increases, our business and financial results would be adversely impacted."

At December 31, 2005, we had a net operating loss carryforwards of approximately $118.9 million for U.S. federal income tax purposes, including approximately $65.0 million pre-acquisition losses from the Netfish acquisition, which will expire in tax years 2011 through 2024 if not previously utilized. At December 31, 2005, we also had net operating loss carryforwards of approximately $124.5 million and $2.9 million for Irish and Australian tax purposes, respectively, both of which carry forward indefinitely.

Exposure to Currency Fluctuations

Our Consolidated Financial Statements are prepared in U.S. dollars, our functional currency. A percentage of our revenue, expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. As a result of currency fluctuations, we recognized an exchange loss of $0.6 million in 2006 compared to an exchange gain of $0.1 million in 2005. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. However, because the majority of our sales and expenses are currently made in U.S. dollars, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases due to a decrease in the percentage of U.S. dollar-based transactions. See also Item 11 "Quantitative and Qualitative Disclosure About Market Risk." We had no derivative or hedging transactions in 2006, 2005 and 2004.

B. *Liquidity and Capital Resources*

Our capital requirements relate primarily to facilities, employee infrastructure and working capital requirements. Historically, we have funded our cash requirements primarily through the public and private sales of equity securities and operating leases, and from operations. At December 31, 2006, we had cash and cash equivalents, restricted cash, and marketable securities of $54.0 million, representing an increase of $1.9 million from December 31, 2005.

The following table shows the major components of our statements of cash flows for the last three years:

	2006	2005	2004
		($ in thousands)	
Cash and equivalents, beginning of period	$27,936	$33,250	$31,517
Net cash provided by (used in) operating activities	968	(5,267)	1,407
Net cash provided by (used in) investing activities	7,246	(1,169)	(1,294)
Net cash provided by financing activities	1,419	1,122	1,620
Cash and equivalents, end of period	$37,569	$27,936	$33,250

Net cash provided by operating activities was $1.0 million in 2006 compared to net cash used in operating activities of $5.3 million in 2005. The increase in cash provided by operating activities in 2006 compared to 2005 primarily reflects an increase in net income in addition to the non-cash charge recorded for share-based compensation in 2006 upon adoption of SFAS 123R. These items were partially offset by a considerable increase in our accounts receivable balance at December 31, 2006 when compared to the fluctuation in the previous year.

As of December 31, 2006, we had approximately $0.3 million of irrevocable letters of credit outstanding in connection with facility leases, which renew annually for the duration of the lease terms which expire in May 2007 and July 2011. The investments pledged for security of the letters of credit are presented as restricted cash in our Consolidated Financial Statements.

We have reclassified certain amounts in prior periods to conform to the current period presentation. We concluded that it was appropriate to classify commercial paper as cash equivalents. Previously, such funds had been classified as marketable securities. To reflect this reclassification, we reduced marketable securities and increased cash and cash equivalents $8.2 million and $11.6 million as of December 31, 2004 and 2003, respectively. This reclassification had no impact on our working capital or consolidated statements of operations. However it did result in a $3.4 million decrease in our cash provided by operating activities in 2004.

To the extent that non-cash items increase or decrease our future operating results, there will be no corresponding impact on our cash flows. After excluding the effects of these non-cash charges, the primary changes in cash flows relating to operating activities result from changes in working capital. Our primary source of operating cash flows is the collection of accounts receivable from our customers. Our operating cash flows are also impacted by the timing of payments to our vendors in respect of accounts payable. We generally pay our vendors and service providers in accordance with the invoice terms and conditions. The timing of cash payments in future periods will be impacted by the terms of accounts payable arrangements and management's assessment of our cash inflows.

Net cash provided by investing activities was $7.2 million in 2006 compared to net cash used in investing activities of $1.2 million, and $1.3 million in 2005 and 2004, respectively. The increase in cash provided by investing activities in 2006 compared to 2005 relates primarily to our decision to classify investments in marketable securities as available-for-sale. We expect capital expenditures in 2007 to remain flat.

Net cash provided by financing activities was $1.4 million, $1.1 million, and $1.6 million 2006, 2005 and 2004 respectively. In 2006, 2005 and 2004, net cash provided by financing activities resulted primarily from the proceeds from the exercise of share options and the sale of shares under our 1999 Employee Stock Purchase Plan.

We anticipate our operating costs will remain relatively stable for the foreseeable future and as a result we intend to fund our operating expenses through cash flows from operations. We expect to use our cash resources to fund capital expenditures as well as acquisitions or investments in complementary businesses, technologies or product lines. We believe that our current cash, cash equivalents and marketable securities and cash flows from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next twelve months.

It is possible that, when needed, adequate funding may not be available to us or, if available, may not be available on terms favorable to us. We may decide to issue additional equity or debt securities for such funding, which could dilute the ownership of existing shareholders. Any shortfall in our capital resources could result in our limiting the introduction or marketing of new products and services, which could have a material adverse effect on our business, financial condition and results of operations.

C. *Research and Development, Patents and Licenses, etc.*

For a discussion of our research and development activities, patents and licenses, please see Item 4.B. "Business Overview—Product Development and Management" and "Business Overview—Patents and Proprietary Technology."

In the last three years we spent a total of $49.0 million on sponsored research and development activities. Of that amount, $15.9 million was spent in both 2006 and in 2005, and $17.2 million was spent in 2004.

D. *Trend Information*

For information about our expectations regarding our future operating expenses and capital resources, please see Items 5.A. "Operating Results" and 5.B. "Liquidity and Capital Resources."

E. *Off-Balance Sheet Arrangements*

None.

F. *Tabular Disclosure of Contractual Obligations*

We lease office space under non-cancelable operating leases with various expiration dates through 2013. Future minimum lease payments under all operating leases as of December 31, 2006 are as follows:

	Payment Due by Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
			($ in thousands)		
Operating Lease Obligations	$23,440	$4,717	$7,873	$6,671	$4,179

As of December 31, 2006, approximately $1.3 million of the $23.4 million contractual operating lease obligations has been accrued as a result of our restructuring plans.

G. *Safe Harbor*

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, applies to forward-looking information provided pursuant to Item 5.F above.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. *Directors and Senior Management*

The names of our executive officers and directors as of April 27, 2007, and certain biographical information furnished by them, are set forth below.

Name	Age	Position
Kevin C. Melia†‡	59	Chairman of the Board
Christopher J. Horn	50	Vice Chairman of the Board
Peter M. Zotto+	62	Chief Executive Officer and Director
Robert C. McBride	62	Chief Financial Officer
Eric A. Newcomer	52	Chief Technology Officer
Christopher M. Mirabile	40	General Counsel and Secretary
Lawrence E. Alston, Jr.	45	Vice President of Corporate Strategy and Product Management
William B. McMurray	45	Vice President of Worldwide Sales and Marketing
Sean Baker+	47	Chief Corporate Scientist and Director
Ivor Kenny*‡	77	Non-Executive Director
James D. Maikranz†*+	60	Non-Executive Director
Bruce J. Ryan†‡	63	Non-Executive Director
Francesco Violante*	56	Non-Executive Director

† Member of Audit Committee

* Member of Compensation Committee

‡ Member of Nominating and Corporate Governance Committee

+ Member of New Markets Committee

Kevin C. Melia has served as our Chairman of the Board since May 2003 and as a non-executive director from May 1994 through May 2003. Mr. Melia served as Chairman of the Board of Manufacturers' Services Limited, an electronics manufacturing outsourcing company from January 2002 to January 2003. From June 1994 to January 2002, Mr. Melia served as Chief Executive Officer of Manufacturers' Services Limited. From January 1992 to June 1994, he was Chief Financial Officer of Sun Microsystems, a workstation manufacturer. In addition, from January 1993 until February 1994, Mr. Melia was President of Sun Microsystems Computer Co., a division of Sun Microsystems. He is a non-executive director of RadiSys Corp., a U.S.-based embedded solutions company, C&S Wholesale Grocers, Inc, a U.S.-based wholesale grocery distributor, and is a director of Boulder Brook Partners LLC, a U.S.-based private investment firm. He is also the non-executive chairman of Lightbridge, Inc., a U.S.-based transaction processing software company.

Christopher J. Horn has served as our Vice Chairman of the Board since April 2005. Dr. Horn served as our Chief Executive Officer and as an executive director from May 2003 until April 2005. Dr. Horn served as our Chairman of the Board since our inception through May 2003. Dr. Horn co-founded IONA in March 1991. He was the initial developer of IONA's Orbix product and served as our President and Chief Executive Officer from our inception until May 2000. Dr. Horn received his Doctorate in Computer Science from Trinity College, Dublin. Dr. Horn serves as a director for the charitable organization UNICEF Ireland. Dr. Horn currently serves on the Board of Directors of UUTECH, the University of Ulster's technology and knowledge transfer company, Cloudsmith Inc, a U.S.-based software tooling company, Sli Siar Teoranta, an Irish-based business consultancy company and LeCayla Technologies Limited, an Irish-based software billing systems company. Dr. Horn received an honorary Doctor of Science from Trinity College, Dublin and the Gold Medal for Industry from the Industry and Commerce Committee of the Royal Dublin Society in 2001.

Peter M. Zotto has served as our Chief Executive Officer and an executive director since April 2005. Mr. Zotto served as our Chief Operating Officer from October 2003 until April 2005 and as our President from October 2004 until April 2005. Prior to joining IONA, Mr. Zotto was the Chief Executive Officer of Proteus Industries, Inc., a life sciences company, from January 2003 until August 2003. Mr. Zotto is the founder of Claright, a consulting firm specializing in providing marketing expertise to small to mid-sized companies, and served as its President from April 2001 through October 2002. From September 1999 through March 2001, Mr. Zotto was Chief Executive Officer of WBT Systems, Inc., an e-learning software company. Mr. Zotto held a number of executive management positions at Digital Equipment Corporation from 1992 though 1999, including General Manager and Vice President, Workstations Business, Vice President European Sales and Marketing and General Manager, Systems Business Unit.

Robert C. McBride has served as our Chief Financial Officer since February 2006. From October 2005 until February 2006, Mr. McBride served as a consultant to us in the capacity of interim chief financial officer. From June 2001 to August 2005, Mr. McBride served as Vice President and Chief Financial Officer of Ascential Software. Mr. McBride also had a 17-year tenure at Data General Corporation (now part of EMC Corporation), where he served as Vice President, Chief Administrative Officer, Corporate Controller and Corporate Treasurer, among other senior financial management positions. Mr. McBride also held a variety of senior management positions in the Information Systems and Finance areas of Burroughs Corporation. Mr. McBride currently serves on the Board of Directors of Arbor Networks, a U.S.-based network security products, services and solutions company.

Eric A. Newcomer has served as our Chief Technology Officer since April 2002. From November 1999 to March 2002, he served as our Vice President of Engineering, Web Services Integration Products. Before joining IONA, Mr. Newcomer was a Senior Member of Technical Staff and Manager of the COM+ Expertise Center, Enterprise Application Server Engineering, NT Program Office, at Digital Equipment Corporation/ Compaq Computer Corporation from October 1997 to October 1999. Mr. Newcomer is a member of the XML Protocols and Web Services Architecture working groups at the W3C and IONA's Advisory Committee representative to UDDI.org. Mr. Newcomer is a co-author of *Understanding SOA with Web Services* published in December 2004 by Addison Wesley, author of *Understanding Web Services* published in May 2002 by Addison Wesley, co-author of *Principles of Transaction Processing* published in January 1997 by Morgan Kaufman and the author and/or co-author of numerous whitepapers and articles.

Christopher M. Mirabile has served as our General Counsel and Secretary since September 2003. Mr. Mirabile served as our Senior Counsel from 1997 to 2000 and as our Corporate Counsel from 2000 until 2003. Prior to joining IONA, Mr. Mirabile was a lawyer in the business practice group at Testa, Hurwitz & Thibeault, LLP of Boston, Massachusetts. Before beginning his legal practice, Mr. Mirabile was a management consultant with Price Waterhouse LLP in their Strategic Consulting Group.

Lawrence E. Alston, Jr. has served as our Vice President of Corporate Strategy and Product Management since January 2007 and, prior to this, served as our Vice President of Marketing from May 2004 until January 2007. Prior to joining IONA, Mr. Alston served as Vice President, Products of Pantero Corporation, a U.S.-based data interoperability solutions company, from March 2003 through May 2004. Mr. Alston served as Vice President of Product Management and Strategy from 2000 through 2002 at eXcelon Corporation (formerly known as Object Design, Inc.), a U.S.-based software infrastructure, products, services and solutions company, and prior to that held various positions in product management and marketing at eXcelon Corporation from 1993 through 2000.

William B. McMurray has served as our Vice President of Worldwide Sales and Marketing since January 2007, and our Vice President of Worldwide Sales from January 2004 until January 2007. Prior to joining IONA, Mr. McMurray held senior vice president positions with Parametric Technology Corporation (PTC), a U.S.-based lifecycle management software solution company, with responsibility for Asia South and then Northern Europe. Before joining PTC in 2001, Mr. McMurray had full responsibility for all software, services and maintenance business for Level 8 Systems, Inc., a U.S.-based integration application software company, as the Senior Vice President and General Manager for Europe and Asia Pacific. Mr. McMurray joined Level 8 Systems, Inc. in 1999 with the acquisition of Seer Technologies, Inc. where he had served as the Vice President for the Americas and Asia Pacific regions. Before joining Seer Technologies, Inc., a U.S.-based software consulting company, in 1995, Mr. McMurray served as National Director of Software Sales for IBM Australia Ltd.

Sean Baker has served as our Chief Corporate Scientist since May 2003. Dr. Baker has served as an executive director since March 1991. Dr. Baker co-founded IONA in March 1991, and served as our Senior Vice President from March 1991 until 1996, as our Executive Vice President, Customer Services from 1996 until 1999, as our Chief Scientific Officer from 1999 until November 2000, as our Executive Vice President and Chief Technology Officer from November 2000 until September 2001, and as our Chief Corporate Officer from September 2001 though May 2003. From 1981 to 1994, Dr. Baker held a tenured post in the Computer Science Department at Trinity College, Dublin. Mr. Baker currently serves on the board of directors of National Digital Research Centre Limited, an Irish based technology research and innovation company.

Ivor Kenny has served as a non-executive director since August 1999. Dr. Kenny has written thirteen books on strategic leadership, for one of which he was awarded a DLitt and Outstanding Doctor of the Year. He is a director of the Irish-based international media group Independent News and Media PLC, a former Chairman of the Irish-based Smurfit Paribas Bank and of Odyssey PLC and a former director of Kerry Group PLC. Dr. Kenny served, from 1982 until November 2006, as Senior Research Fellow at University College Dublin, where he worked with international organizations on their strategies. He is President of the International Management Centres. He was Director General of the Irish Management Institute from 1962 to 1983, Chancellor of the International Academy of Management from 1982 to 1987, Executive-in-Residence at Indiana University in 1986 and a Fulbright Fellow at the American universities. He holds a number of distinctions and honorary doctorates and was invested a Knight Commander of the Order of St. Gregory by Pope John Paul II. He was awarded the Gold Medal of Honor of the Comité International de l'Organisation Scientifique and the First Economics Award of the Economic Development Foundation, Texas.

James D. Maikranz has served as a non-executive director since July 2001. Mr. Maikranz was employed by J.D. Edwards & Company, a provider of collaborative software solutions, from October 1998 to March 2001, most recently as Senior Vice President of Worldwide Sales. Prior to joining J.D. Edwards & Company, Mr. Maikranz was employed by SAP AG, a provider of e-business software solutions, from January 1992 until September 1998, most recently as Senior Vice President of Sales. Mr. Maikranz has also served in senior executive positions for Computer Application Specialists, a software company specializing in the oil and gas industry, and Info Services, a company providing human resources based software applications. Mr. Maikranz was a founder and member of the Board of Directors of the Chaptec Solutions Company, a management consulting firm. Mr. Maikranz has been an advisory board member for i2 Technologies, Inc., a supply chain optimization company, and currently serves on the board of directors of Servigistics, Inc., a global service parts management solutions company, Taleo Corporation (formerly known as Recruitsoft, Inc.), and Data-Synapse, Inc., a grid computing software application company. He also served on the Board of Directors at E5 Systems, Inc. prior to its dissolution in 2005.

Bruce J. Ryan has served as a non-executive director since June 2006. From November 2003 to June 2004, Mr. Ryan served as the Interim Chief Executive Officer of Silverstorm Technologies, Inc., a networking technology company. From February 1998 to November 2002, Mr. Ryan served as Executive Vice President and Chief Financial Officer of Global Knowledge Network Training LLC, a provider of information technology learning services and certifications, and from July 1994 to October 1997, he served as the Executive Vice President and Chief Financial Officer of Amdahl Corporation, a provider of information technology solutions. In addition, from 1969 to 1994, Mr. Ryan held various executive positions at Digital Equipment Corporation, including Senior Vice President of Financial Services, Senior Vice President of Industry Marketing and Vice President and Corporate Controller. Mr. Ryan also currently serves on the boards of Kronos Incorporated and KVH Industries, Inc. and is the chairman of the Kronos and KVH audit committees.

Francesco Violante has served as a non-executive director since May 2001. Since June 2006, Mr. Violante has served as Chief Executive Officer of the SITA Group, a Swiss-based global airline reservation systems company. Mr. Violante served as Regional Vice President of Electronic Data Systems Corp Europe from October 2000 to May 2003. From May 2003 until June 2006, Mr. Violante served as Managing Director of SITA, Inc., and as its Senior Vice President, from October 1999 to September 2000. Mr. Violante served as Chief Information Officer of Telecom Italia SpA, an Italian telephone company, from September 1998 to October 1999. Prior to September 1998, Mr. Violante held numerous executive management positions at Compaq Corporation Europe and Digital Equipment Corporation.

B. *Compensation*

The following table sets forth information concerning the aggregate compensation earned by our directors and executive officers as a group for the year ended December 31, 2006:

	Salary and Fees($)	Bonus($)	Long-Term Compensation	
			Number of Securities Underlying Options(#)	Pension Retirement and Similar Benefits($)
All directors and executive officers as a group (14 persons)(1)(2)(3)(4)	$2,176,639	$2,016,349(5)	2,828,217	$49,338

(1) Includes compensation paid to William Burgess for his service as a director during the fiscal year ended December 31, 2006. Mr. Burgess died on February 8, 2006.

(2) Includes compensation paid to John Conroy for his services as a director during the fiscal year ended December 31, 2006. Mr. Conroy retired from the Board of Directors on January 25, 2007.

(3) Robert McBride served as a consultant to us from October 2005 until being hired as an employee and appointed as our Chief Financial Officer on February 27, 2006. The consulting fees paid to Mr. McBride during the year up to the date of his appointment as CFO are not included in the table above.

(4) Includes compensation paid to Bruce J. Ryan for his service as a director during the fiscal year ended December 31, 2006. Mr. Ryan was appointed as a director on June 1, 2006 and subsequently confirmed by election to our board by the shareholders at the 2006 Annual Meeting.

(5) Excludes $460,536 in bonuses earned by our executive officers for the fiscal year ended December 31, 2005 that was paid in 2006.

The following table sets forth information concerning total compensation earned by our directors for the fiscal year ended December 31, 2006:

Name	Salary	Bonus	Director's Fees	Total
Kevin C. Melia	—	—	$180,000	$180,000
Christopher J. Horn	—	—	$ 90,000	$ 90,000
Peter M. Zotto	$346,500	$500,000(4)	—	$846,500
Sean Baker	$ 99,883	—	—	$ 99,883
William Burgess(1)	—	—	$ 10,500	$ 10,500
John Conroy(2)	—	—	$ 66,000	$ 66,000
Ivor Kenny	—	—	$ 66,000	$ 66,000
James D. Maikranz	—	—	$ 60,000	$ 60,000
Bruce J. Ryan(3)	—	—	$ 43,500	$ 43,500
Francesco Violante	—	—	$ 54,000	$ 54,000

(1) William Burgess died on February 8, 2006.

(2) John Conroy retired from the Board of Directors on January 25, 2007.

(3) Bruce J. Ryan was appointed as a director on June 1, 2006 and subsequently confirmed by election to our board by the shareholders at the 2006 Annual Meeting.

(4) Excludes a $175,000 bonus earned by Peter Zotto for the fiscal year ended December 31, 2005 that was paid in 2006.

Peter Zotto entered into an employment agreement with us dated April 14, 2005. In connection with the employment agreement, Mr. Zotto became our Chief Executive Officer and was appointed as a director until our 2005 Annual Meeting, at which time he was elected as a director. Mr. Zotto's initial employment term is three years, followed by successive one-year terms unless his employment is terminated in accordance with his agreement. Effective April 1, 2007, Mr. Zotto's annual base salary is $375,000 and his annual target bonus, which is based on the achievement of certain company and individual performance objectives, is $250,000. If Mr. Zotto's employment is terminated by us other than for "Cause" or by him for "Good Reason", each as defined in the employment agreement, he will be entitled to (a) payment of all "Accrued Obligations", as defined in the employment agreement, (b) a one-time lump sum payment of 18 months of his base salary in effect on the termination date, (c) a one-time payment equal to 150% of his target bonus, and (d) immediate vesting of all unvested shares, share options, awards and rights to the extent they would have become vested and exercisable if his employment had continued to the date that is 18 months after the termination date. In the event, however, that Mr. Zotto is entitled to payments and benefits under his change in control agreement dated October 14, 2003, he will not receive any payments, severance or other benefits under his employment agreement, except for the payment of Accrued Obligations.

The table below sets forth the monthly and per-meeting fees paid to each non-executive director and our non-executive Chairman of the Board during the year ended December 31, 2006, in each case subject to the annual per person maximums also set forth below.

Non-Executive Director / Chairman	Monthly Fee	Board Meeting Fee	Annual Per Person Maximum
Chairman	$3,000	$3,000	$72,000
Member	$3,000	$1,500	$48,000

The table below sets forth the per-meeting fees paid to each non-executive member of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and New Markets Committee, and each non-executive chairman thereof, during the year ended December 31, 2006, in each case subject to the annual per person maximums also set forth below.

Committee Chairman/ Member	Compensation Committee Meeting Fee	Audit Committee Meeting Fee	Nominating and Corporate Governance Committee Meeting Fee	New Markets Committee Meeting Fee
Chairman	$3,000 (annual maximum of $12,000)	$3,000 (annual maximum $24,000)	$3,000 (annual maximum of $12,000)	$3,000 (annual maximum $24,000)
Member	$1,500 (annual maximum of $6,000)	$1,500 (annual maximum of $12,000)	$1,500 (annual maximum of $6,000)	$1,500 (annual maximum of $12,000)

Also, all directors were reimbursed for reasonable out-of-pocket travel expenses incurred by them in attending meetings of the Board of Directors, including committee meetings. In addition to the fees described in the two preceding tables, in the year ending December 31, 2006, Mr. Melia received $84,000 in special remuneration for his service as Chairman of the Board, and Dr. Horn received $42,000 in special remuneration for his service as Vice Chairman of the Board of Directors.

The following table sets forth information concerning share options granted to our directors and executive officers during the fiscal year ended December 31, 2006.

Name	Number of Options to Purchase Ordinary Shares	Exercise Price Per Share	Expiration Date
Kevin C. Melia	21,000	$4.11	2016
Christopher J. Horn	21,000	$4.11	2016
Peter M. Zotto	125,000	$3.68	2016
Robert C. McBride	300,000	$3.75	2016
Eric A. Newcomer	40,000	$4.30	2016
Christopher M. Mirabile	50,000	$4.30	2016
Lawrence E. Alston, Jr.	65,000	$4.30	2016
William B. McMurray	75,000	$4.30	2016
Sean Baker	—	—	—
John Conroy(1)	21,000(1)	$4.11	(1)
Ivor Kenny	3,000	$4.11	2016
James D. Maikranz	3,000	$4.11	2016
Bruce J. Ryan(2)	30,000	$4.16	2016
Francesco Violante	3,000	$4.11	2016

(1) John Conroy retired from the board of directors on January 25, 2007. The 21,000 share options have expired.

(2) Bruce J. Ryan was appointed as a director on June 1, 2006 and subsequently confirmed by election to our board by the shareholders at the 2006 Annual Meeting.

All of the share options listed above were granted under the 1997 Share Option Scheme or the 1997 Director Share Option Scheme. For a brief description of each of these option schemes and of arrangements for future grants of options to our executive officers, please see Item 6.E. "Share Ownership."

C. *Board Practices*

The following table sets forth certain information concerning our directors and executive officers as of December 31, 2006.

Name	Office(s) Held	Commencement of Office	Termination/Renewal Date of Office(1)
Kevin C. Melia	Non-Executive Director	May 1994	2008
	Chairman of the Board	May 2003	Not applicable
Christopher J. Horn	Non-Executive Director	March 1991	2009
	Vice-Chairman	April 2005	Not applicable
Peter M. Zotto	Chief Executive Officer	April 2005	Not applicable
	Director	April 2005	2007
Eric A. Newcomer	Chief Technology Officer	April 2002	Not applicable
Christopher M. Mirabile	General Counsel	September 2003	Not applicable
	Secretary	September 2003	Not applicable
Lawrence E. Alston, Jr.(2)	Vice President Corporate Strategy and Product Management	January 2007	Not applicable
Robert C. McBride(3)	Chief Financial Officer	February 2006	Not applicable
William B. McMurray(4)	Vice President of Worldwide Sales and Marketing	January 2004	Not applicable
Sean Baker	Director	March 1991	2008
	Chief Corporate Scientist	May 2003	Not applicable
John Conroy(5)	Non-Executive Director	May 2001	Not applicable
Ivor Kenny	Non-Executive Director	August 1999	2007
James D. Maikranz	Non-Executive Director	July 2001	2008
Bruce J. Ryan(6)	Non-Executive Director	June 2006	2009
Francesco Violante	Non-Executive Director	May 2001	2007

(1) Unless otherwise indicated, the date of termination or renewal is the date of our Annual General Meeting in the calendar year listed. On April 27, 2007, our Board of Directors designated our executive officers to include only those individuals listed as executive officers in Item 6.A. above.

(2) Lawrence E. Alston served as Vice President of Marketing from May 2004 until his appointment as Vice President Corporate Strategy and Product Management in January 2007.

(3) Robert McBride who had served as a consultant to us from October 2005, was hired as an employee and was appointed our Chief Financial Officer in February 2006.

(4) William McMurray served as Vice President of Worldwide Sales from January 2004 until his appointment as Vice President of Worldwide Sales and Marketing in January 2007.

(5) John Conroy retired from the Board of Directors on January 25, 2007.

(6) Bruce J. Ryan was appointed as a director on June 1, 2006 and subsequently confirmed by election to our board by the shareholders at the 2006 Annual Meeting.

We have not entered into any service agreements with our non-executive directors. We pay each non-executive director fees for serving on our Board of Directors and each committee of the Board, all of which are described above.

In February 2003, our Board of Directors adopted the Non-Executive Directors Change in Control Plan, a copy of which has been filed as Exhibit 4.12 to our annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference. Under this plan, if there is a change in control of IONA, all of the unvested share options held by our non-executive directors will automatically vest and each will receive an additional fee equal to two times the fees payable to them for the year in which the change in control occurs or for the previous year, whichever is higher.

For more information concerning employment agreements and benefits provided to our executive officers upon termination of employment, please see Item 6.B "Compensation" and Item 10.C. "Material Contracts."

Board Committees

Audit Committee. The Audit Committee oversees our accounting and financial reporting process and the audits of our financial statements, recommends independent accounting firms to shareholders for appointment, and approves the fees and other compensation to be paid to the auditors. In 2006, the Audit Committee was composed of Mr. Conroy, Mr. Melia, and Mr. Burgess until Mr. Burgess' death on February 8, 2006. At the time of his death, Mr. Burgess was chairman of the Audit Committee. NASDAQ listing standards require that an audit committee be composed of at least three members. In the event of a vacancy on an audit committee, the listing standards provide that an issuer must come back into compliance with the three-member requirement on or before the earlier of the issuer's next annual shareholder meeting or the first anniversary of the occurrence of the event that caused the failure to comply. On June 1, 2006, Mr. Bruce Ryan was appointed as chairman of the Audit Committee. For the remainder of 2006, the Audit Committee was composed of Mr. Conroy, Mr. Melia, and Mr. Ryan. Mr. Conroy retired as a member of the Board of Directors and Audit Committee on January 25, 2007, and Mr. James Maikranz was appointed as a member of the Audit Committee to fill the vacancy. The Audit Committee is currently composed of Mr. Melia, Mr. Ryan and Mr. Maikranz. The responsibilities of the Audit Committee are set forth in its charter and include reviewing our annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews our financial statements prior to our filing them with the Securities and Exchange Commission, the Irish Stock Exchange or other regulatory bodies. The Audit Committee also reviews the terms of all material transactions and arrangements between us and our affiliates at least once each year. The Audit Committee also reviews the performance of our independent accounting firm, their independence and objectivity, and the nature and extent of any non-audit work carried out by them for us and reviews the scope and results of our audit and its costs, and effectiveness and adequacy of our internal financial and accounting controls.

Compensation Committee. The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for our executive directors, executive officers and key employees. The Compensation Committee consults with the Chairman and/or the Chief Executive Officer about their proposals relating to the remuneration of other executive officers and has access to professional advice inside and outside IONA. The Compensation Committee is also responsible for the administration and award of equity incentives pursuant to our equity incentive plans and administration of our 1999 Employee Share Purchase Plan. The Compensation Committee is composed of Dr. Kenny, Mr. Maikranz, and Mr. Violante. Dr. Kenny currently serves as Chairman of the Compensation Committee.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews the composition, size and organization of the Board of Directors and makes recommendations to the Board of Directors with regard to any new appointments or adjustments deemed necessary. The Nominating and Corporate Governance Committee reviews and assesses the adequacy of the Code of Business Conduct and Ethics, or the Code of Business Conduct, at least annually and monitors its compliance. In 2006, the Nominating and Corporate Governance Committee was composed of Mr. Melia, Dr. Kenny and Mr. Conroy. Upon Mr. Conroy's retirement from the Board of Directors and the Nominating and Corporate Governance Committee on January 25, 2007, Mr. Bruce Ryan was appointed as a member of the committee to fill the vacancy. The Nominating and Corporate Governance Committee is currently composed of Mr. Melia, Dr. Kenny and Mr. Ryan. Mr. Melia currently serves as Chairman of the Nominating and Corporate Governance Committee.

New Markets Committee. The New Markets Committee assesses potential new strategic markets, including vertical market opportunities, potential strategic and financial partners and potential strategic market initiatives as well as any other matters as the Board of Directors may delegate to it from time to time. The New Markets Committee is composed of Mr. Maikranz, Mr. Zotto and Dr. Baker. Mr. Maikranz currently serves as Chairman of the New Markets Committee.

D. *Employees*

For a discussion regarding our employees, please see Item 4.B. "Business Overview—Employees."

E. *Share Ownership*

The following table sets forth information as of March 31, 2007, about the number of ordinary shares or ADSs, share options and phantom share units held by those individuals serving as directors and executive officers during the fiscal year ended December 31, 2006.

Name	Number of Ordinary Shares Held	Percentage of Outstanding Ordinary Shares(1)	Number of Ordinary Shares which may be Acquired upon the Exercise of Options granted under Option Schemes(2)	Range of Exercise Price of Options	Expiration Date of Options	Number of Ordinary Shares which may be Acquired upon the vesting of Phantom Share Units granted under Option Schemes(3)	Expiration Date of Phantom Share Units(4)
Kevin C. Melia	46,044	*	226,250	$2.25-74.50	2009-2016	—	—
Christopher J. Horn	2,338,414	6.53%	24,200	$3.25-18.75	2008-2016	—	—
Peter M. Zotto	24,000(5)	*	820,000	$3.00-5.30	2013 -2017	41,500	2008-2010
Eric A. Newcomer	8,234	*	254,632	$1.99-7.33	2013-2017	11,000	2008-2010
Christopher M. Mirabile	200	*	242,101	$1.99-7.33	2013-2017	14,000	2008-2010
Robert C. McBride(6)	—	*	300,000	$3.75	2016	33,000	2008-2010
Lawrence E. Alston, Jr.	—	*	290,625	$2.85-5.30	2014-2016	14,000	2008-2010
William B. McMurray	6,000	*	380,000	$2.85-5.30	2014-2017	16,500	2008-2010
Sean Baker	1,170,885	3.26%	77,700	$1.99-7.33	2013-2014	—	—
William Burgess(7)	—	*	36,000	$3.25-3.42	2013-2015	—	—
John Conroy	18,000	*	66,000(8)	$2.25-43.15	2007	—	—
Ivor Kenny	11,800	*	80,334	$2.25-74.50	2009-2016	—	—
James Maikranz	750	*	63,000	$2.25-33.80	2011-2016	—	—
Bruce J. Ryan(9)	—	*	30,000	$4.16	2016	—	—
Francesco Violante	1,300	*	63,000	$2.25-43.15	2011-2016	—	—

* Represents less than 1% of outstanding ordinary shares.

(1) The percentage of outstanding shares is based on 35,966,390 ordinary shares outstanding as of March 31, 2007, which excludes (a) an aggregate of up to 272,418 ordinary shares issuable as of March 31, 2007, to the former Netfish shareholders prior to reduction for indemnification payments to which we may be entitled and (b) outstanding share options and phantom share units.

(2) The following table sets forth the number of share options that were vested as of March 31, 2007, for each director and executive officer:

Name	Number of Vested Options
Kevin C. Melia	205,250
Christopher J. Horn	9,200
Peter M. Zotto	443,750
Eric A. Newcomer	144,319
Christopher M. Mirabile	114,913
Robert C. McBride	75,000
Lawrence E. Alston, Jr.	93,750
William B. McMurray	168,750
Sean Baker	67,825
William Burgess	36,000
John Conroy	66,000
Ivor Kenny	77,334
James Maikranz	54,000
Bruce J. Ryan	10,000
Francesco Violante	60,000

(3) All phantom share units were granted under the 2006 Share Incentive Plan and have two requirements for vesting: (i) the satisfaction of certain performance-based objectives and (ii) the passage of time. If certain specified minimum performance-based objectives for the 2007 fiscal year are not achieved, then none of the phantom share units will vest and the award will automatically lapse. If the minimum performance-based objectives are achieved, depending on the Company's total performance on a sliding scale between the minimum performance-based objectives and the target performance-based objectives, between thirty percent (30%) and one hundred percent (100%) of an award may vest over time from the date of grant. If the target performance-based objectives are exceeded, depending on the Company's total performance on a sliding scale, up to a maximum of one hundred and twenty percent (120%) of an award may vest over time from the date of grant. The purchase price per share upon the vesting of the phantom share units is €0.0025 or par value per share.

The following table sets forth the maximum number of phantom share units that could be earned by each executive officer if the target performance-based objectives are exceeded:

Name	Number of Phantom Share Units
Peter M. Zotto	49,800
Eric A. Newcomer	13,200
Christopher M. Mirabile	16,800
Robert C. McBride	39,600
Lawrence E. Alston, Jr.	16,800
William B. McMurray	19,800

(4) If certain specified minimum performance-based objectives for the 2007 fiscal year are not achieved, then none of the phantom share units will vest and the award will automatically lapse.

(5) Excludes 795 shares owned by Mr. Zotto's children.

(6) Robert McBride served as a consultant to us from October 2005 until being hired as an employee and appointed as our Chief Financial Officer (and an executive officer) on February 27, 2006.

(7) William Burgess died on February 8, 2006. The table includes only the number of options beneficially owned by the Burgess estate.

(8) John Conroy retired from the Board of Directors on January 25, 2007. The 66,000 share options have expired.

(9) Bruce Ryan was appointed as a director on June 1, 2006 and subsequently confirmed by election to our board by the shareholders at the 2006 Annual Meeting.

The following is a brief description of each of our share option schemes:

2006 Share Incentive Plan

On May 10, 2006, the Board of Directors adopted the IONA Technologies PLC 2006 Share Incentive Plan and on August 24, 2006 the 2006 Share Incentive Plan was approved by the Company's shareholders. The 2006 Share Incentive Plan replaces the Company's 1997 Share Option Scheme and 1997 Director Share

Option Scheme, both of which were scheduled to expire in 2007. Following approval of the 2006 Share Incentive Plan by the shareholders, both the 1997 Share Option Scheme and 1997 Director Share Option Scheme were terminated and no additional options may be granted under these plans.

The features of the 2006 Share Incentive Plan include:

- Share options (both incentive and non-qualified options), share appreciation rights, restricted share awards, unrestricted share awards, phantom share units and performance based awards may be granted or awarded to employees, consultants, directors and officers under the 2006 Share Incentive Plan;
- The 2006 Share Incentive Plan will be administered by either the Board of Directors or the Compensation Committee of the Board of Directors. The Board of Directors has designated the Compensation Committee as the administrator of the 2006 Share Incentive Plan;
- The maximum number of shares that may be issued under the 2006 Share Incentive Plan is the sum of (i) 4,000,000 ordinary shares, plus (ii) shares subject to awards outstanding under the 1997 Share Option Scheme and 1997 Director Share Option Scheme that are subsequently forfeited, cancelled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of shares or otherwise terminated (other than by exercise). As of December 31, 2006, an aggregate of 4,144,108 of our ordinary shares are reserved for issuance upon the exercise of options outstanding and options available for grant under the 2006 Share Incentive Plan.
- No more than twenty-five percent (25%) of shares issued under the 2006 Plan may be awarded as incentive options. Each share subject to unrestricted share awards, restricted share awards or phantom share units will be considered to be the equivalent of 1.5 shares subject to a share option for purposes of calculating the maximum share limit;
- The Compensation Committee has the authority to select the individuals who will receive awards and determine the terms of the awards granted, including: (1) the number of shares subject to each award; (2) the date the award becomes exercisable or vests; (3) the exercise or purchase price (which in the case of an incentive share option cannot be less than the market price of the ordinary shares as of the date of grant or, in the case of an employee holding more than 10% of the combined voting power of IONA, 110% of the market price of the ordinary shares as of the date of grant); (4) the duration of the award; and (5) the time, manner and form of payment upon exercise or vesting of an award; and
- Any material amendment (other than an amendment that curtails the scope of the 2006 Share Incentive Plan) is subject to approval by the Company's shareholders.

As was the case with the 1997 Director Share Option Scheme, subject to availability under the 2006 Share Incentive Plan, each non-employee director who is first elected to serve as a director will be automatically granted non-qualified options to acquire 30,000 shares on the date of his or her election. Annually thereafter, but subject to availability under the 2006 Share Incentive Plan, each non-employee director who is serving as a director of the Company immediately after each annual meeting of shareholders, beginning with the 2006 annual meeting, will automatically receive either (1) a non-qualified option to acquire 3,000 ordinary shares or (2) in the event that the director is required to seek re-election at such meeting, a non-qualified option to acquire 21,000 shares. However, if the non-employee director has participated in fewer than seventy-five percent (75%) of the meetings of the Board since the date of the last annual meeting, then no award or grant of any options will be made to such director. The Compensation Committee may grant additional non-qualified options to non-employee directors. Unless otherwise determined by the Compensation Committee, option grants to directors will vest in accordance with the following schedule: (1) one-third of the options will be immediately vested as of the date of grant, (2) one-third of the options will vest on the first anniversary of the date of grant, and (3) the remaining one-third of the options will vest on the second anniversary of the date of grant.

The 2006 Share Incentive Plan provides that in the event of the dissolution or liquidation of the Company or a change in control of the Company, all outstanding share options, share appreciation rights, restricted shares, unrestricted shares, phantom share units and other securities granted under the plan will automatically terminate unless provision is made for their assumption or continuation by the successor entity or the substitution of new awards by the successor entity. However, each participant will be entitled, within a specified period of time prior to the consummation of such trigger event, to exercise his outstanding options and share appreciation rights, subject, in the case of options and share appreciation rights that are not exercisable before the sale event, to the consummation of the sale event. Awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a change in control in the Compensation Committee's discretion. In addition, in the event of a change in control of the Company in which our shareholders will receive cash consideration, the Company may make or provide for a cash payment to participants holding options and share appreciation rights equal to the difference between the per share cash consideration and the exercise price of the options or share appreciation rights.

As of December 31, 2006, an aggregate of 4,144,108 of our ordinary shares are reserved for issuance upon the exercise or vesting of options and phantom share units outstanding, and for future awards under the 2006 Share Incentive Plan.

1997 Share Option Scheme

Following the approval of the 2006 Share Incentive Plan by the Company's shareholders on August 24, 2006, the 1997 Share Option Scheme was terminated and no future grants may be made under this scheme. All outstanding options as of the termination date of the 1997 Share Option Scheme remain outstanding until they expire in accordance with the terms of the scheme. Generally, under the 1997 Share Option Scheme, options are not transferable by the option holder except by will or by the laws of descent and distribution. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of an incentive share option granted to an employee holding more than 10% of our total combined voting power at the time of the grant.

Subject to the provisions of the 1997 Share Option Scheme, the Compensation Committee retains the authority to determine or alter certain of the terms of the options granted, including the date the option becomes exercisable and the time, manner and form of payment upon exercise of an option. As of December 31, 2006, an aggregate of 7,006,198 of our ordinary shares are reserved for issuance upon the exercise of options outstanding under the 1997 Share Option Scheme.

1997 Director Share Option Scheme

Following the approval of the 2006 Share Incentive Plan by the Company's shareholders on August 24, 2006, the 1997 Director Share Option Scheme was terminated and no future grants may be made under this scheme. All outstanding options as of the termination date of the 1997 Director Share Option Scheme remain outstanding until they expire in accordance with the terms of the scheme.

Under the 1997 Director Share Option Scheme, each of our non-employee directors automatically received an option to purchase 30,000 ordinary shares on the date such person was first elected to our Board of Directors. In addition, each non-employee director automatically received (1) an option to purchase an additional 21,000 ordinary shares at the time of each annual meeting of shareholders at which such director is re-elected by rotation and (2) an option to purchase an additional 3,000 ordinary shares at the time of each subsequent annual meeting of shareholders following which such person will continue to serve as a director without re-election, provided, however, that such person had participated in no fewer than 75% of the meetings of our Board of Directors held during such year; and provided also that no such additional option was granted unless at least one year has elapsed since the date on which the non-employee director was granted his or her initial option to purchase 30,000 ordinary shares on his first election to our Board of Directors. The exercise price per share for all options granted under the 1997 Director Share Option Scheme was equal to the fair market value of the ordinary shares on the date of grant. All options granted under the 1997 Director Share Option Scheme are exercisable in three equal annual installments, beginning on the date of grant of the option. The options accelerate and become exercisable in full, however, in the event the optionholder's service on our Board of Directors ceases by reason of his or her death or permanent disability or in the event of an acquisition of IONA. The term of each option is ten years from the date of grant.

As of December 31, 2006, an aggregate of 432,000 ordinary shares are reserved for issuance upon the exercise of options outstanding under the 1997 Director Share Option Scheme.

Genesis Development Corporation 1997 Stock Option Plan

In connection with our acquisition of Genesis Development Corporation, or Genesis, in 2000, all of the outstanding share options under the Genesis 1997 Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2006, an aggregate of 228 ordinary shares are reserved for issuance upon exercise of options outstanding under the Genesis 1997 Stock Option Plan. We do not intend to grant any more options under the Genesis 1997 Stock Option Plan.

Object-Oriented Concepts, Inc. Stock Option Plan

In connection with our acquisition of Object-Oriented Concepts, Inc., or OOC, in 2001, all of the outstanding share options under the OOC Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2006, there were no options outstanding under the OOC Stock Option Plan. We do not intend to grant any more options under the OOC Stock Option Plan.

Netfish Technologies, Inc. 1999 Stock Option Plan

In connection with our acquisition of Netfish Technologies, Inc., or Netfish, in 2001, all of the outstanding share options under the Netfish 1999 Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2006, an aggregate of 26,883 ordinary shares are reserved for issuance upon exercise of the options outstanding under the Netfish 1999 Stock Option Plan. We do not intend to grant any more options under the Netfish 1999 Stock Option Plan.

1999 Employee Share Purchase Plan

In 1999, we established a qualified Employee Share Purchase Plan. Our Board of Directors and shareholders approved in 2003 an amendment to the 1999 Employee Share Purchase Plan to increase the number of our ordinary shares issuable under the plan to 2,000,000. All of our employees and employees of our participating subsidiaries who are employed full-time on the first and last business day of any payment period and have worked for more than five months in any calendar year are eligible to participate. The purchase price per ordinary share for each payment period (a six-month period commencing February 1 and August 1 and ending July 31 and January 31, respectively, in each year) is the lesser of (1) 85% of the average market price of our ADSs on the first business day of the payment period and (2) 85% of the average market price of our ADSs on the last business day of the payment period, in either event rounded up to the nearest cent. In each payment period, an employee may authorize payroll deductions in an amount not less than 1% but not more than 10% of the employee's salary for participation in the 1999 Employee Share Purchase Plan. Rights under the 1999 Employee Share Purchase Plan terminate in certain specified events including retirement, resignation and death. Once enrolled, an employee may withdraw from the 1999 Employee Share Purchase Plan (in whole but not in part) at any time prior to the last day of a six month payment period by delivering a written withdrawal notice to IONA. An employee who has previously withdrawn must file a new authorization at least ten days before the first day of the next payment period in which he or she wishes to participate. Unless terminated sooner, the 1999 Employee Share Purchase Plan terminates on June 9, 2009. As of December 31, 2006, 1,347,678 shares have been issued under the 1999 Employee Share Purchase Plan.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. *Major Shareholders*

The following table sets forth, as of March 31, 2007, the number of ordinary shares beneficially owned by all shareholders who we know to beneficially own more than five percent (5%) of our ordinary shares.

In addition, Bank of Ireland Nominees Ltd. is currently the nominee holder of Deutsche Bank Trust Company Americas, as depositary under the Amended and Restated Deposit Agreement dated as of April 26, 2004 among us, the depositary and the holders and beneficial owners of ADSs evidenced by American Depositary Receipts, or ADRs, issued thereunder. As of March 31, 2007, Bank of Ireland Nominees Ltd., as nominee of the depository, held of record 30,456,759 ADR's representing the 30,456,759 ordinary shares. deposited under the deposit agreement. Bank of Ireland Nominees Ltd. is not the beneficial owner of the shares as determined in accordance with the rules of the Securities and Exchange Commission.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and is based on 35,966,390 ordinary shares outstanding as of March 31, 2007, which excludes an aggregate of up to 272,418 ordinary shares issuable as of March 31, 2007, to the former Netfish shareholders prior to reduction for indemnification payments to which we may be entitled. For the purposes of calculating the number of ordinary shares and the percentage beneficially owned by a person or entity, ordinary shares issuable by us to that person or entity pursuant to options which may be exercised within 60 days of March 31, 2007, are deemed to be beneficially owned and outstanding. Except as otherwise indicated, each shareholder named in the following table has sole voting and investment power with respect to the shares set forth opposite that shareholder's name.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Christopher J. Horn(1)	2,347,614	6.53%
Schroder Investment Management International Ltd.(2)	2,599,864	7.23%
Peninsula Capital Management, LP(3)	4,248,952	11.81%

(1) Includes 9,200 ordinary shares subject to outstanding share options which were exercisable within the 60 day period following March 31, 2007.

(2) Schroder Investments Management International Ltd. reported to us on February 7, 2007, that it beneficially owned an aggregate of 2,599,864 ADRs as of February 7, 2007.

(3) Peninsula Capital Management, LP reported to us on January 8, 2007, that it beneficially owned an aggregate of 4,248,952 ADR's as of January 8, 2007.

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

Our major shareholders do not have different voting rights than other shareholders.

As of March 31, 2007, 0.17% of our ordinary shares are held of record in ordinary share form by 42 U.S. holders, holding a total of 61,548 ordinary shares, excluding up to 272,418 ordinary shares issuable as of March 31, 2007, to the former Netfish shareholders.

B. *Related Party Transactions*

For information concerning fees we paid to our directors in 2006 and the employment arrangement with our Chief Executive Officer, please see Item 6.B. "Compensation." For information concerning fees that we currently pay to our non-executive directors for their service in their capacity as directors, please see Item 6.C. "Board Practices." For information concerning agreements with our executive officers, please see Item 10.C. "Material Contracts."

Since July 2003, we have engaged K Capital Source Limited, or K Capital, to provide us with capital market communication and advisory services. Mark Kenny, a principal of K Capital, is the son of one of our directors, Dr. Ivor Kenny. Under our agreement with K Capital, we currently pay $45,000 per fiscal quarter for such services. In July 2003, the disinterested members of our Board of Directors approved our engagement with K Capital.

We provide product-related consulting services and support services to eircom PLC, or eircom, both for software that eircom licenses from us and from third parties. Kevin Melia, the Chairman of our Board of Directors, resigned from the board of directors of eircom in August of 2006 and John Conroy, a former member of our Board of Directors, is a current member of the board of directors of eircom. During the third quarter of 2006, we renewed our software maintenance and support arrangement with eircom for an additional one-year term for approximately $25,332. Also during the third quarter of 2006, pursuant to a consulting agreement, IONA provided consulting services to eircom for approximately $38,538. In accordance with our Code of Business Conduct, in the third quarter of 2006, the Nominating and Corporate Governance Committee of our Board of Directors approved the support services and consulting services arrangements that we entered into with eircom.

C. *Interests of Experts and Counsel*

Not required.

Item 8. Financial Information

A. *Consolidated Statements and Other Financial Information*

Please see Item 18 "Financial Statements" for our Consolidated Financial Statements. In addition, for information regarding the percentages and amounts of our revenue from customers located in the United States and outside of the United States, please see Item 5.A. "Operating Results" and Note 14 of Notes to Consolidated Financial Statements.

Legal Proceedings

As of the date of this annual report, we are not a party to any legal proceeding, which, if resolved or determined adversely against us, would have a material adverse effect on our business, financial condition or results of operation. We have, however, in the past been, and may in the future be, subject to claims and litigation in the ordinary course of business. In the event that any such claims or litigation are material and are resolved against us, such outcomes or resolutions could have a material adverse effect on our business, financial condition or results of operations.

Dividend Distribution Policy

We do not expect to pay dividends in the foreseeable future.

B. *Significant Changes*

On March 6, 2007, IONA purchased substantially all of the assets of Century 24 Solutions Limited, or C24, a software development firm specializing in data management and transformation technology. The acquisition of C24 brings additional data services capabilities to the Artix family of distributed SOA infrastructure solutions.

Additionally, on April 10, 2007, IONA purchased substantially all of the assets of LogicBlaze, Inc., or LogicBlaze, a provider of open source solutions for SOA implementations based on Java Business Integration (JBI) standards. The acquisition of LogicBlaze enables IONA to accelerate its strategy of delivering innovative, enterprise open source SOA solutions to our customers.

Item 9. THE OFFER AND LISTING

A. *Offer and Listing Details*

Our ordinary shares have been listed as a secondary listing on the Official List of the Irish Stock Exchange since December 19, 1997. By virtue of such listing being a secondary listing, we are not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange, including the requirement that certain transactions receive the approval of shareholders. For further information, shareholders should consult their own financial advisors.

Market Price Information

The following table sets forth the high and low sales prices of our ordinary shares for the fiscal years, the fiscal quarters and the months indicated:

	High	Low
Year Ended December 31, 2002	€29.75	€1.70
Year Ended December 31, 2003	€ 4.95	€1.27
Year Ended December 31, 2004	€ 7.54	€2.32
Year Ended December 31, 2005	€ 4.80	€2.03
Year Ended December 31, 2006	€ 4.52	€2.32
Year Ended December 31, 2005		
First Quarter	€ 4.80	€2.90
Second Quarter	€ 3.21	€2.30
Third Quarter	€ 2.85	€2.03
Fourth Quarter	€ 2.63	€2.23
Year Ended December 31, 2006		
First Quarter	€ 3.55	€2.32
Second Quarter	€ 3.70	€3.00
Third Quarter	€ 3.60	€3.10
Fourth Quarter	€ 4.52	€3.30
Year Ended December 31, 2007		
First Quarter	€ 4.60	€3.69
Month Ended		
October 2006	€ 4.52	€3.30
November 2006	€ 4.45	€4.07
December 2006	€ 4.29	€3.85
January 2007	€ 4.31	€3.69
February 2007	€ 4.60	€3.95
March 2007	€ 4.55	€4.10

Our American Depositary Receipts, or ADRs, evidencing ADSs, which represent ordinary shares deposited with Deutsche Bank Trust company as depository under the Deposit Agreement, dated as of April 26, 2004, among IONA, the depository and the holders from time to time of ADRs, have been traded in the United States on NASDAQ since our initial public offering on February 25, 1997. Currently, our ADRs are trading under the symbol "IONA." Our ADRs. Currently, each ADR evidences one ADS and each ADS represents one ordinary share. The following table sets forth the high and low sales prices of our ADRs for the fiscal years, the fiscal quarters and the months indicated:

	High	Low
Year Ended December 31, 2002	$27.14	$1.65
Year Ended December 31, 2003	$ 5.90	$1.23
Year Ended December 31, 2004	$ 9.46	$2.50
Year Ended December 31, 2005	$ 5.95	$2.52
Year Ended December 31, 2006	$ 5.70	$2.86
Year Ended December 31, 2005		
First Quarter	$ 5.95	$3.75
Second Quarter	$ 4.10	$2.80
Third Quarter	$ 3.50	$2.52
Fourth Quarter	$ 3.58	$2.57
Year Ended December 31, 2006		
First Quarter	$ 4.60	$2.86
Second Quarter	$ 4.75	$3.82
Third Quarter	$ 4.64	$3.87
Fourth Quarter	$ 5.70	$4.11
Year Ended December 31, 2007		
First Quarter	$ 6.35	$4.72
Month Ended		
October 2006	$ 5.45	$4.11
November 2006	$ 5.70	$5.08
December 2006	$ 5.59	$4.60
January 2007	$ 5.69	$4.72
February 2007	$ 6.35	$5.15
March 2007	$ 6.28	$5.25

B. *Plan of Distribution*

Not required.

C. *Markets*

Our ordinary shares have been listed as a secondary listing on the Official List of the Irish Stock Exchange since December 19, 1997. Our ADRs have been traded in the United States on NASDAQ since our initial public offering on February 25, 1997.

D. *Selling Shareholders*

Not required.

E. *Dilution*

Not required.

F. *Expenses of the Issue*

Not required.

Item 10. ADDITIONAL INFORMATION

A. *Share Capital*

Not required.

B. *Memorandum and Articles of Association*

Memorandum and Articles of Association

Our Memorandum of Association, as amended, filed as Exhibit 3.3 to our Registration Statement on Form F-1 (File No. 333-6396) and our Restated Articles of Association, as amended, filed as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-11384) are incorporated herein by reference. In addition, we incorporate by reference the "Description of Share Capital" included in our Registration Statement on Form F-3 (File No. 333-81212). Except as provided in this annual report, there are no limitations on the rights to own our ordinary shares. The Transfer Agent and Registrar for our ordinary shares is Computershare Investor Services (Ireland) Limited, Ireland. The Transfer Agent and Registrar for our ADRs is Deutsche Bank Trust Company Americas.

NASDAQ Corporate Governance Disclosures

NASDAQ rules require any foreign issuer that follows home country practice in lieu of any qualitative listing requirement to disclose in its annual reports filed with the Securities and Exchange Commission that it does not follow such qualitative listing requirement and to describe the home country practice followed by the issuer in lieu of such requirement. At the time of our initial public offering in February 1997, we were granted an exemption from the minimum quorum requirement for meetings of the holders of our ordinary shares. In lieu of complying with the NASDAQ minimum quorum requirement, we have adhered since the time of our initial public offering, and we will continue to adhere, to the accepted practice in Ireland, our home country, that three (3) or more persons entitled to vote, each being a member or a proxy for a member or a duly authorized representative of a corporate member, shall constitute a quorum at general meetings of our shareholders.

C. *Material Contracts*

We have entered into Change in Control Agreements with all of our executive officers, the form of which has been filed as Exhibit 4.13 to our annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference. Under each of these agreements, if there is a change in control of IONA and the surviving company does not assume IONA's share option plans or provide the executive officer with comparable substitute options, the executive officer's unvested share options will vest. In addition, if the executive officer's employment is terminated (1) without cause within the period beginning three months prior to the announcement of the change in control and ending two years after the change in control or (2) by the executive officer for good reason within two years after the change in control, the executive officer's unvested share options will vest and the executive officer will be entitled to continued health and dental insurance benefits and a severance payment. The executive officer's severance payment will equal two times the sum of the executive officer's highest annual base salary during the period commencing immediately prior to the change of control through the date of termination and highest annual target bonus during the period commencing the calendar year prior to the change of control through the calendar year of the date of termination. In addition, from time to time, on a discretionary basis, we offer severance benefits to our employees, including our executive officers, in the event of employment termination under certain circumstances. We may suspend or discontinue offering severance benefits at any time.

On December 19, 2005, we entered into an indemnification agreement with Robert McBride, who was then a consultant to us in the capacity as our interim chief financial officer. The agreement has been filed as Exhibit 4.15 to this Annual Report on Form 20-F. Under the agreement, Mr. McBride is entitled to advancement of expenses by us in connection with, and indemnification from us against all expenses and liabilities resulting from, any actual or threatened claims, suits, investigations or other proceedings arising out of the period of Mr. McBride's service as our interim chief financial officer from October 3, 2005 to February 27, 2006. On February 27, 2006, Mr. McBride became an employee of IONA U.S. and was appointed our Chief Financial Officer.

For information concerning the employment agreement with our Chief Executive Officer, please see Item 6.B. "Compensation."

For information on additional material contracts, please see Item 4.B., "Business Overview."

D. *Exchange Controls*

Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as us, and dividends and redemption proceeds (subject to the withholding where appropriate of withholding tax as described under Item 10.E. "Taxation") are freely transferable to non-resident holders of such securities.

The Financial Transfers Act, 1992 was enacted in December 1992. This Act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADRs representing shares issued by an Irish incorporated company, like our ADRs, and associated payments may fall within this definition. In addition, dividends or interest payments or payments on redemption or purchase of shares, debentures or other securities in an Irish incorporated company and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this Act prohibit any financial transfers with respect to funds, financial assets or economic resources belonging to: any person, entity or body listed in EC Counter Terrorism measures (Council Regulation (EC) 2580/2001); certain persons related to governmental functions in Burma/Myanmar and to Burmese State-owned enterprises; senior members of the Zimbabwean government and certain persons related to or associated with them; Slobodan Milosevic and certain persons related to or associated with him; certain persons indicted by the International Criminal Tribunal for the former Yugoslavia; certain persons acting in violation of the arms embargo with regard to the Democratic Republic of Congo or concerning the provision of financial assistance in relation to military activities in the Democratic Republic of Congo; certain persons or entities associated with the Ivory Coast or concerning the provision of financial assistance in relation to military activities in the Ivory Coast; any persons or entities impeding the peace process and breaking international law in the conflict in the Darfur region in Sudan; former President of Liberia, Charles Taylor, senior officials of his regime and certain other persons related to or associated with him or them; former President Saddam Hussein, senior officials of his regime and certain other persons related to or associated with him or them; Usama bin Laden, Al-Qaida and the Taliban of Afghanistan and persons or entities associated with them; President Lukashenko and certain officials in Belarus and certain persons related to or associated with him or them; or concerning the provision of financial assistance related to military activities, arms and related material and to equipment which might be used for internal repression in Uzbekistan.

We do not anticipate that orders under the Financial Transfers Act, 1992 will have a material effect on our business, results of operations or financial condition.

E. *Taxation*

Irish Tax Considerations

The following is a general summary of certain Irish tax consequences applicable to Irish Holders and U.S. Holders (as defined below in this summary) in respect of the purchase, ownership and disposition of ordinary shares or ADSs evidenced by ADRs.

This summary is based on Irish taxation laws currently in force, regulations promulgated thereunder, the current provisions of the Ireland-United States Double Taxation Convention, or the Treaty, specific proposals to amend any of the forgoing publicly announced prior to the date hereof and the currently published administrative practices of the Irish Revenue Commissioners, all as of the date of this annual report. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, or what impact, if any, such changes will have on the statements contained in this summary. It is assumed that any proposed amendments will be enacted in the form proposed. No assurance can be given that proposed amendments will be enacted as proposed, or that legislative or judicial changes, or changes in administrative practice, will not modify or change the statements expressed herein.

This summary is of a general nature only. It does not constitute legal or tax advice nor does it discuss all aspects of Irish taxation that may be relevant to any particular Irish Holder or U.S. Holder of ordinary shares or ADSs.

HOLDERS OF ORDINARY SHARES OR ADSs ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF IRISH TAXATION LAWS TO THEIR PARTICULAR CIRCUMSTANCES IN RELATION TO THE PURCHASE, OWNERSHIP OR DISPOSITION OF ORDINARY SHARES OR ADSs.

The summary only applies to Irish Holders and U.S. Holders that legally and beneficially hold their ordinary shares or ADSs evidenced by ADRs as capital assets (i.e. investments) and does not address special classes of holders including, but not limited to, dealers in securities, insurance companies, pension schemes, employee share ownership trusts, collective investment undertakings, charities, tax-exempt organizations, financial institutions and close companies, each of which may be subject to special rules not discussed below.

(i) Irish Tax Considerations Applicable to Irish Holders

For the purposes of this summary, an "Irish Holder" means a holder of ordinary shares or ADSs evidenced by ADRs that (i) beneficially owns the ordinary shares or ADSs registered in their name; (ii) in the case of individual holders, are resident, ordinarily resident and domiciled in Ireland under Irish taxation laws; (iii) in the case of holders that are companies, are resident in Ireland under Irish taxation laws; and (iv) are not also resident in any other country under any double taxation agreement entered into by Ireland.

For Irish taxation purposes, Irish Holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs.

Taxation of Dividends

We do not expect to pay dividends in the foreseeable future. Should we begin paying dividends, such dividends will generally be subject to dividend withholding tax, or DWT in Ireland at the standard rate of income tax (currently 20%). Where DWT applies, we will be responsible for withholding such tax at source.

Corporate Irish Holders will generally be entitled to claim an exemption from DWT by delivering a declaration to us in the form prescribed by the Irish Revenue Commissioners. Such corporate Irish Holders will generally not otherwise be subject to Irish tax in respect of dividends received.

Individual Irish Holders will be subject to income tax on the gross amount of any dividend (that is the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 41% depending on the individual's circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of DWT withheld.

Individual Irish Holders may, depending on their circumstances, also be subject to the Irish health levy of 2% and pay related social insurance contribution of up to 3% in respect of their dividend income.

Disposals of Ordinary Shares or ADSs

Irish Holders that acquire ordinary shares or ADSs will generally be considered, for Irish tax purposes, to have acquired their ordinary shares or ADSs at a base cost equal to the amount paid for the ordinary shares or ADSs. On subsequent dispositions, ordinary shares or ADSs acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a "first in first out" basis before ordinary shares or ADSs acquired at a later time.

Irish Holders that dispose of their ordinary shares or ADSs will be subject to Irish capital gains tax, or CGT to the extent that the proceeds realized from such disposition exceed the indexed base cost of the ordinary shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 20%. Indexation of the base cost of the ordinary shares or ADSs was available up to December 31, 2002, and only in respect of ordinary shares or ADSs held for more than 12 months prior to their disposal.

Irish Holders that have unutilized capital losses from other sources in the current, or any previous tax year, can generally apply such losses to reduce gains realized on the disposal of the ordinary shares or ADSs.

An annual exemption allows individuals to realize chargeable gains of up to €1,270 in each tax year without giving rise to CGT. This exemption is specific to the individual and cannot be transferred between spouses. Irish Holders are required, under Ireland's self-assessment system, to file a tax return reporting any chargeable gains arising to them in a particular tax year.

Where disposal proceeds are received in a currency other than euro they must be translated into euro amounts to calculate the amount of any chargeable gain or loss. Similarly, acquisition costs denominated in a currency other than euro must be translated at the date of acquisition into euro amounts.

Irish Holders that realize a loss on the disposition of ordinary shares or ADSs will generally be entitled to offset such allowable losses against capital gains realized from other sources in determining their CGT liability in a year. Allowable losses which remain unrelieved in a year may generally be carried forward indefinitely for CGT purposes and applied against capital gains in future years.

Transfers between spouses will not give rise to any chargeable gain or loss for CGT purposes with the acquiring spouse acquiring the same pro rata base cost and acquisition date as that of the transferring spouse.

Capital Acquisitions Tax

A gift or inheritance of ordinary shares or ADSs will fall within the charge to Irish capital acquisitions tax, or CAT. CAT is currently chargeable at a rate of 20% on the value of gifts or inheritances above specified tax free thresholds. Different classes of tax free thresholds apply depending upon the relationship between the donor and the recipient. These tax free thresholds are also affected by the value of previous gifts or inheritances received since December 5, 1991. CAT is generally payable by the recipient of the gift or inheritance. Gifts or inheritances between spouses are not subject to Irish CAT. Gifts of up to €3,000 of the total value of all gifts received from any one individual in any year up to December 31 can be received without triggering a charge to CAT. This exemption does not generally apply to inheritances. Where a charge to CGT and CAT arises on the same event, CAT payable on the event can be reduced by the amount of the CGT payable.

Stamp Duty

Irish stamp duty, which is a tax imposed on certain documents, is payable on all transfers of ordinary shares (other than transfers made between spouses, transfers made between 90% associated companies, or certain other exempt transfers) regardless of where the document of transfer is executed. Irish stamp duty is also payable on electronic transfers of ordinary shares.

A transfer of ordinary shares made as part of a sale or gift will generally be stamped at the ad valorem rate of 1% of the value of the consideration received for the transfer, or, if higher, the market value of the shares transferred. A minimum stamp duty of €1.00 will apply to a transfer of ordinary shares. Where the consideration for a sale is expressed in a currency other than euro, the duty will be charged on the euro equivalent calculated at the rate of exchange prevailing at the date of the transfer.

Transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to a nominee), will generally be exempt from stamp duty if the transfer form contains an appropriate certification, otherwise a nominal stamp duty rate of €12.50 will apply.

Transfers of ADRs (representing ADSs) by Irish Holders are generally exempt from Irish stamp duty.

Transfers of ordinary shares from the Depositary or the Depositary's custodian upon surrender of ADRs for the purposes of withdrawing the underlying ordinary shares from the ADS/ADR system, and transfers of ordinary shares to the Depositary or the Depositary's custodian for the purposes of transferring ordinary shares onto the ADS/ADR system, will be stamped at the ad valorem rate of 1% of the value of the shares transferred if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of ordinary shares. Such transfers will be exempt from Irish stamp duty if the transfer does not relate to or involve any change in the beneficial ownership in the underlying ordinary shares and the transfer form contains the appropriate certification. In the absence of an appropriate certification, stamp duty will be applied at the nominal rate of €12.50.

The person accountable for the payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for consideration less than the market value, both parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability for interest, penalties and fines.

(ii) Irish Tax Considerations Applicable to U.S. Holders

Solely for the purposes of this summary of Irish Tax Considerations, a "U.S. Holder" means a holder of ordinary shares or ADSs evidenced by ADRs that (i) beneficially owns the ordinary shares or ADSs registered in their name; (ii) is resident in the United States for the purposes of the Treaty; (iii) in the case of an individual holder, is not also resident or ordinarily resident in Ireland for Irish tax purposes; (iv) in the case of a corporate holder, is not a resident in Ireland for Irish tax purposes and is not ultimately controlled by persons resident in Ireland; and (v) is not engaged in any trade or business and does not perform independent personal services through a permanent establishment or fixed base in Ireland.

For Irish taxation purposes, and for the purposes of the Treaty, U.S. Holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs.

Taxation of Dividends

We do not expect to pay dividends in the foreseeable future. Should we begin paying dividends, such dividends will generally be subject to dividend withholding tax, or DWT in Ireland at the standard rate of income tax (currently 20%). Where DWT applies, we will be responsible for withholding such tax at source.

Dividends paid by us to U.S. Holders of ordinary shares will be exempt from DWT if, prior to the payment of such dividends, the recipient U.S. Holder delivers to us a declaration, a certificate of residency and, in the case of U.S. Holders that are corporations, an auditor's certificate, each in the form prescribed by the Irish Revenue Commissioners.

Special DWT arrangements may be available to U.S. Holders of ADSs evidenced by ADRs, as the Depositary for the ADSs (Deutsche Bank Trust Company Americas, the depositary under the Deposit Agreement dated as of April 26, 2004 among IONA, Deutsche Bank Trust Company Americas and the holders from time to time of ADSs issued thereunder) has entered into an intermediary agreement with the Irish Revenue Commissioners for DWT purposes. Under such an agreement, it is possible for the Depositary to receive dividends from us and pass such dividends onto U.S. Holders of ADSs on a gross basis, without DWT, if either:

- the ADR register maintained by the Depositary shows the U.S. Holder as having a U.S. address on the register; or
- where there is an intermediary between the Depositary and the beneficial holder of ADSs, the Depositary receives confirmation from the intermediary that the beneficial owner's address in the intermediary's records is in the U.S.

Where the above procedures have not been complied with and DWT is withheld from dividend payments to U.S. Holders of ordinary shares or ADSs evidenced by ADRs, such U.S. Holders can apply to the Irish Revenue Commissioners claiming a full refund of DWT paid by filing a declaration, a certificate of residency and, in the case of U.S. Holders that are corporations, an auditor's certificate, each in the form prescribed by the Irish Revenue Commissioners.

The DWT rate applicable to U.S. Holders is reduced to 5% under the terms of the Treaty for corporate U.S. Holders holding 10% or more of our voting shares, and to 15% for other U.S. Holders. While this will, subject to the application of Article 23 of the Treaty, generally entitle U.S. Holders to claim a partial refund of DWT from the Irish Revenue Commissioners, U.S. Holders will, in most circumstances, likely prefer to seek a full refund of DWT under Irish domestic legislation.

Capital Gains on Disposals of Ordinary Shares or ADSs

U.S. Holders will not be subject to Irish capital gains tax, or CGT on the disposal of ordinary shares or ADSs provided that such ordinary shares or ADSs are quoted on a stock exchange at the time of disposition. A stock exchange for this purpose includes, among others, the Irish Stock Exchange, or ISE or NASDAQ. While it is our intention to continue the quotation of our ordinary shares on the ISE and the quotation of ADSs on NASDAQ, no assurances can be given in this regard.

If, for any reason, our ADSs cease to be quoted on NASDAQ and our ordinary shares cease to be quoted on the ISE, U.S. Holders will not be subject to CGT on the disposal of their ordinary shares or ADSs provided that the ordinary shares or ADSs do not, at the time of the disposal, derive the greater part of their value from land, buildings, minerals, or mineral rights or exploration rights in Ireland.

Irish Capital Acquisitions Tax

A gift or inheritance of ordinary shares or ADSs will fall within the charge to Irish capital acquisitions tax, or CAT because our ordinary shares are considered to be Irish property for CAT purposes. CAT is currently chargeable at a rate of 20% on the value of gifts or inheritances above specified tax free thresholds. Different classes of tax free thresholds apply depending upon the relationship between the donor and the recipient. These tax free thresholds are also affected by the value of previous gifts or inheritances received since December 5, 1991. Gifts or inheritances between spouses are not subject to CAT.

Gifts of up to €3,000 of the total value of all gifts received from any one individual in any year up to December 31 can be received without triggering a charge to CAT. This exemption does not generally apply to inheritances.

In a case where an inheritance of ordinary shares or ADSs is subject to both CAT and U.S. federal estate tax, the Estate Tax Convention between Ireland and the U.S. should allow for the crediting, in whole or in part, of the CAT against the U.S. federal estate tax payable. Similar relief is not available in a case where a gift of ordinary shares or ADSs evidenced by ADRs is subject both to CAT and U.S. federal gift tax as the Estate Tax Convention only applies to estate taxes.

Stamp Duty

Irish Stamp Duty will apply to transfers of ordinary shares or ADSs by U.S. Holders on the same basis as outlined above for Irish Holders.

Certain U.S. Federal Income Tax Considerations

The following discussion summarizes certain of the material U.S. federal income tax considerations for U.S. Holders from the purchase, ownership and disposition of our ordinary shares or ADSs which evidence the ADRs. The following discussion assumes that, for U.S. federal income tax purposes, U.S. Holders will be treated as the owners of our underlying ordinary shares represented by the ADSs. The following discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations, judicial decisions and published administrative positions of the Internal Revenue Service, all as in effect on the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect. In particular, numerous provisions of current U.S. federal income tax law (including certain tax rates referred to herein) are scheduled to change in future years, without further legislative action, as a result of "sunset" provisions. For purposes of this discussion, a person is a U.S. Holder if such person holds ordinary shares or ADSs and if such person is:

- a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under U.S. federal income tax laws;

- a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury Regulations;
- an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of source; or
- a trust, if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder based on such holder's particular situation. For example, the following discussion does not address the application of the alternative minimum tax rules or rules applicable to U.S. Holders in special circumstances. Special rules may apply to a U.S. Holder who is:

- a bank, thrift, insurance company, regulated investment company, or other financial institution or financial service company;
- a broker or dealer in securities or foreign currency;
- a person who has a functional currency other than the U.S. dollar;
- a partnership or other flow-through entity (including a limited liability company treated as a partnership for U.S. federal income tax purposes);
- an S corporation;
- a person subject to alternative minimum tax;
- a person who owns our ordinary shares or ADSs evidenced by ADRs as part of a straddle, hedging transaction, conversion transaction, constructive sale transaction or other risk-reduction transaction;
- a tax-exempt entity;
- investors who own (directly, indirectly or through attribution) 10% or more of our outstanding voting shares;
- a person who has ceased to be a U.S. citizen or to be taxed as a resident alien; or
- a person who acquired our ordinary shares or ADSs evidenced by ADRs in connection with employment or the performance of services generally.

The following discussion does not address any aspect of state, local or non-U.S. tax laws or any aspect of U.S. estate or gift taxation and does not address aspects of U.S. federal income taxation applicable to U.S. Holders holding options, warrants, or other rights to acquire our ordinary shares. Further, this discussion generally considers only U.S. Holders that hold their ordinary shares or ADSs as capital assets and does not consider the tax treatment of holders who are partnerships or who hold ordinary shares or ADSs through a partnership or other pass-through entity. **This discussion does not apply to any person who is not a U.S. Holder or to any person who does not hold ordinary shares or ADSs.**

This discussion also assumes that we will not be treated as a controlled foreign corporation. Under the Code, a controlled foreign corporation generally means any foreign corporation if, on any day during its taxable year, more than 50% of either the total combined voting power of all classes of stock of the corporation entitled to vote, or the total value of the stock of the corporation, is owned, directly, indirectly or by attribution, by U.S. persons who each, in turn, own directly, indirectly or by attribution, 10% or more of the total combined voting power of all classes of stock of the corporation entitled to vote. If a partnership (or an entity treated as a partnership) holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership (or an interest holder in an entity treated as a partnership), you should consult your tax advisor.

U.S. HOLDERS OF OUR ORDINARY SHARES OR ADSs ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP OR DISPOSITION OF ORDINARY SHARES OR ADSs APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

Dividends

We have never paid dividends, and do not expect to pay dividends in the foreseeable future. In general, and subject to the discussion below under "Passive Foreign Investment Company," if we make certain distributions on our ordinary shares and with respect to ADSs, U.S. Holders will be required to include in gross income any dividends received (or treated as received) to the extent the distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Under U.S. tax rules, distributions by certain qualified foreign corporations are eligible for a reduced federal income tax rate. Qualified foreign corporations include foreign corporations that are "eligible for benefits" under a "comprehensive income tax treaty" that the Internal Revenue Service determines is satisfactory. Distributions from foreign corporations also qualify for the reduced tax rate if the distributions are received with respect to stock that is "readily tradable on an established securities market in the United States." Accordingly, provided that these rules are satisfied, dividends paid to an individual U.S. Holder will be taxed at a maximum rate of 15%, provided that the shares or ADSs with respect to which such dividends are paid are held by the individual U.S. Holder for more than 60 days during the 121-day period beginning 60 days before the date that the relevant share or ADS becomes ex-dividend with respect to such dividend. Dividends that are not eligible for the treatment described above (including dividends received when we are a passive foreign investment company, as described below) generally will be taxable to U.S. Holders as ordinary income, and the special tax consequences described below may apply to such dividends. Distributions in excess of earnings and profits will be applied against and will reduce a U.S. Holder's adjusted tax basis in our ordinary shares or ADSs and, to the extent in excess of such basis, will be treated as capital gain. Distributions generally will not be eligible for the dividends received deduction allowed to U.S. corporations.

Distributions of current or accumulated earnings and profits paid in a foreign currency to a U.S. Holder will generally be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the date the distributions are received (or treated as received). A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which generally will be U.S. source ordinary income or loss.

U.S. Holders who are able, under Irish domestic tax legislation, to claim a refund or exemption of Irish tax withheld should not expect to obtain a credit against U.S. federal income tax liability for that withheld tax. For more information, please see "Irish Tax Consequences."

Because the tax rules that apply to the availability or use of foreign tax credits and deductions for foreign taxes are complex, U.S. Holders should consult with, and rely solely upon, their personal tax advisors with respect to such matters.

Sale, Exchange or Other Disposition

Subject to the discussion below under "Passive Foreign Investment Company," a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale or other disposition of ordinary shares or ADSs evidenced by ADRs in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder's adjusted tax basis in his, her or its ordinary shares or ADSs. The capital gain or loss recognized on such sale or other disposition will be long-term capital gain or loss if the ordinary shares or ADSs have been held for more than one year at the time of sale or other disposition. In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs will be U.S. source income or loss for foreign tax credit purposes.

Passive Foreign Investment Company

In general, a foreign corporation may be classified as a passive foreign investment company for U.S. federal income tax purposes if:

- 75% or more of its gross income in a taxable year falls within specific categories of passive income; or
- the average percentage of its assets in a taxable year (ordinarily determined based on their market value) which produce passive income or are held for the production of passive income is at least 50%.

If we were classified as a passive foreign investment company, and a U.S. Holder did not make a qualifying election either to treat us as a "qualified electing fund" or to mark our ordinary shares or ADSs to market, as described below:

- Excess distributions by us to a U.S. Holder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. Holder with respect to our ordinary shares or ADSs in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or the U.S. Holder's holding period for the ordinary shares or ADSs before the current taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares or ADSs. A U.S. Holder would be required to include amounts allocated to the current taxable year and years before we became a passive foreign investment company as ordinary income. In addition, amounts allocated to each taxable year beginning with the year we first became a passive foreign investment company would be taxed at the highest rate in effect for that year on ordinary income and the tax would be subject to an interest charge at the rate applicable to deficiencies for income tax.
- The entire amount of gain that is realized by a U.S. Holder upon the sale or other disposition of our ordinary shares or ADSs evidenced by ADRs would also be considered an excess distribution and would be subject to tax as described above.
- The adjusted tax basis in our ordinary shares or ADSs evidenced by ADRs acquired from a decedent who was a U.S. Holder of the ordinary shares or ADSs would not be increased to equal the fair market value of such ordinary shares or ADSs as of the date of the decedent's death but would instead be equal to the decedent's adjusted tax basis, if lower. A U.S. Holder could not avoid this result by electing to mark our ordinary shares or ADSs to market.

If a U.S. Holder has made a qualified electing fund election for all taxable years during which the U.S. Holder owned our ordinary shares or ADSs and we were a passive foreign investment company, the passive foreign investment company rules described above would not apply to the U.S. Holder. Instead, that U.S. Holder would be required to include in income for each taxable year a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain. The qualified electing fund election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service. A U.S. Holder generally makes a qualified electing fund election by attaching a completed Internal Revenue Service Form 8621 to a timely filed U.S. federal income tax return.

Alternatively, if a U.S. Holder is eligible to elect to mark our ordinary shares or ADSs evidenced by ADRs to market annually and makes a mark to market election, the following rules generally would apply for each of the U.S. Holder's taxable years:

- if the fair market value of the U.S. Holder's ordinary shares or ADSs exceeds the U.S. Holder's adjusted tax basis in such ordinary shares or ADSs as of the close of the U.S. Holder's taxable year, the U.S. Holder would recognize the amount of the excess as ordinary income;

- if the fair market value of the U.S. Holder's ordinary shares or ADSs is less than the U.S. Holder's adjusted tax basis in those ordinary shares or ADSs as of the close of the U.S. Holder's taxable year, the U.S. Holder might recognize the amount of the difference as ordinary loss. Losses would be allowed only for the amount of net mark to market gain previously included by the U.S. Holder under the election for prior taxable years; and
- if the U.S. Holder has elected to mark our ordinary shares or ADSs to market for all taxable years during which the U.S. Holder owned our ordinary shares or ADSs and we were a passive foreign investment company, the "excess distribution" rules generally would not apply to the U.S. Holder.

U.S. Holders who hold ordinary shares or ADSs evidenced by ADRs during a period when we are a passive foreign investment company will be subject to the preceding rules, even if we cease to be a passive foreign investment company, subject to exceptions for U.S. Holders who made a qualified electing fund election or mark to market election. U.S. Holders are urged to consult their tax advisors about the passive foreign investment company rules, including the specific rules and requirements applicable to making qualified electing fund and mark to market elections.

Status of IONA as a Passive Foreign Investment Company

Passive foreign investment company status is determined as of the end of each taxable year and is dependent upon a number of factors, including the value of a corporation's assets and the amount and character of its gross income. The determination of whether we are or will become a passive foreign investment company will be affected by how rapidly we use our cash and investment assets in our business. If the market price of our ordinary shares or ADSs is relatively low, we may be classified as a passive foreign investment company. Therefore, we cannot provide any assurance that we are not or will not become a passive foreign investment company.

Backup Withholding and Information Reporting

Dividends on our ordinary shares or ADSs, and payments of the proceeds of a sale of our ordinary shares or ADSs, paid within the United States or through certain U.S. related financial intermediaries are subject to information reporting and may be subject to backup withholding at a current rate of 28% if a U.S. Holder fails to:

- furnish its taxpayer identification number (social security or employer identification number) and certify that such number is correct;
- certify that such U.S. Holder is not subject to backup withholding; or
- otherwise comply with the applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder's U.S. federal income tax and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

F. *Dividends and Paying Agents*

Not required.

G. *Statements by Experts*

Not required.

H. *Documents on Display*

The documents concerning IONA referred to in this document and required to be made available to the public are available at our registered offices at The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland.

I. *Subsidiary Information*

Not required.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion regarding our market risk contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential," or "continue" or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. These forward-looking statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including risks of exchange rate fluctuations, interest rate fluctuations and general market volatility, that could cause actual results to differ materially from those discussed in the forward-looking statements.

Prior to 1999, we had undertaken transactions to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. Because the majority of our sales and expenses are currently made in U.S. dollars, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases due to a decrease in the percentage of U.S. dollar-based transactions. Any market value gains or losses recognized on hedges of payables in the future will be offset against foreign exchange gains or losses on those payables. The gain or loss and premium or discount on forward contracts designated as hedges of firm commitments will be deferred until the hedged transaction is completed and included in the measurement of the value of the hedged transaction. At December 31, 2006, we had no foreign exchange contracts outstanding.

Our trading portfolio of investments is not considered to be subject to material market (interest rate) risk because of the relatively short-term maturities of investments included in the portfolio.

For further discussion of our market risk, please see Item 5.A. "Operating Results—Exposure to Currency Fluctuations."

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds from Initial Public Offering

On February 24, 1997, our Registration Statement on Form F-1 (File No. 333-6396) became effective. Our net proceeds from the related offering were $59,574,654. We have filed Form SR disclosing the sale of securities and the use of proceeds therefrom through May 24, 1997. Except for the information regarding the use of proceeds, no information disclosed in such Form SR has changed. The following are the uses of proceeds from the effective date of the Registration Statement through December 31, 2006:

Purchase and installation of furniture and fixtures	$14,462,000
Purchase and installation of machinery and equipment	$35,101,000
Short-term debt instruments	$ 9,631,654
Redemption of outstanding preference shares and payment of accrued and unpaid dividends thereon	$ 380,000

Item 15T. Controls and Procedures

(a) *Disclosure Controls and Procedures*

Our Chief Executive Officer, Peter M. Zotto, and our Chief Financial Officer, Robert McBride, (our principal executive officer and principal financial officer, respectively) have concluded that our disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)) were effective as of December 31, 2006, to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by IONA in such reports is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) *Management's Annual Report on Internal Control over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all errors or fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment using those criteria, we concluded and hereby report that our internal control over financial reporting was effective as of December 31, 2006. Management reviewed its assessment of our internal control over financial reporting with our Audit Committee of the Board of Directors.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report on internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Management's report on internal control over financial reporting contained in this paragraph (b) of Item 15T shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as expressly set forth by specific reference in such filing.

(c) *Changes in Internal Control over Financial Reporting*

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 of the Securities Exchange Act of 1934, as amended, that occurred during the period covered by this annual report that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Bruce Ryan is an independent "audit committee financial expert" as defined in Item 16A of Form 20-F.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct that applies to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. This code was attached as Exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2003.

Item 16C. Principal Accountant Fees and Services

Auditor Fees

Ernst & Young billed to us the following aggregate fees for professional and other services in each of the last two fiscal years:

	Year Ended December 31,	
	2006	2005
	(in thousands)	
Audit Fees(1)	$ 843	$769
Audit-Related Fees(2)	20	19
Tax Fees(3)	212	197
All Other Fees(4)	2	2
Total	$1,077	$987

(1) "Audit Fees" are fees billed by Ernst & Young for professional services rendered for the audit of the annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, including the audit of our consolidated and annual financial statements. Audit Fees also include fees billed for statutory audits of IONA (including its subsidiaries); the provision of consents; and the review of documents filed with the SEC.

(2) "Audit-Related Fees" consist of the fees billed by Ernst & Young for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and not reported under "Audit Fees." Audit-Related Fees includes fees for employee benefit plan audits; consultations concerning financial accounting and reporting standards; and advisory services associated with our financial reporting.

(3) "Tax Fees" include fees billed by Ernst & Young for professional services rendered for tax compliance, tax advice, and tax planning. Tax fees also include fees for the review, preparation and amending of federal and local tax returns of the United States, Ireland and other foreign countries.

(4) "All Other Fees" include fees billed by Ernst & Young for products and services other than the Audit Fees, Audit-Related Fees and Tax Fees.

Audit Committee's Pre-approval Policies and Procedures

Our Audit Committee has adopted a pre-approval policy for audit and non-audit services which sets forth the manner in which certain proposed services to be performed by our independent auditor may be pre-approved. Under the policy, the Audit Committee annually pre-approves a catalog of specific audit and non-audit services that may be performed by our auditors in the categories of Audit Services, Audit-Related Services, Tax Services and All Other Services. Our Audit Committee pre-approved 100% of the audit and non-audit services performed by Ernst & Young in 2006 and 2005. In addition, the policy sets forth an annual budget for each specific cataloged service that may not be exceeded without obtaining separate pre-approval from the Audit Committee. Our Chief Financial Officer receives all requests for independent auditor services that are pre-approved under the policy and must determine if each such request is pre-approved under the policy pursuant to the catalog.

Pursuant to the policy, any proposed service not pre-approved under a catalog or any proposal exceeding the allotted budget must be submitted to the Audit Committee for approval at the next scheduled Audit Committee meeting. In the event that time constraints necessitate pre-approval prior to the Audit Committee's next scheduled meeting, the Chairman of the Audit Committee will have the authority to grant such pre-approval pursuant to the policy.

The Chief Financial Officer is responsible for monitoring the services of the independent auditor, periodically reporting the monitoring results and determining whether such services are in compliance with the policy. The Chief Financial Officer and any member of management are required under the policy to immediately report any breach of the policy to the Chairman of the Audit Committee.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable. Please see Item 18 "Financial Statements."

Item 18. FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Restated Articles of Association, as amended, of IONA Technologies PLC (filed as Exhibit 4.2 to IONA's Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)
1.2	Memorandum of Association, as amended, of IONA Technologies PLC (filed as Exhibit 3.3 to IONA's Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
2.1	Specimen Certificate representing ordinary shares (filed as Exhibit 4.1 to IONA's Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
2.2	Amended and Restated Deposit Agreement dated as of April 26, 2004, by and among IONA Technologies PLC, Deutsche Bank Trust Company Americas and Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts (filed as Exhibit 2.2 to IONA's annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)
4.1	Agreement and Plan of Reorganization dated as of February 14, 2001, by and among IONA Technologies PLC, NV Acquisition Corp. and Netfish Technologies, Inc. (filed as Exhibit 4.4 to IONA's annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference)
4.2	Lease dated July 31, 1998, by and between AIB Custodial Nominees Limited and IONA Technologies PLC (filed as Exhibit 4.5 to IONA's annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference)
4.3	Lease dated March 2, 1999, by and between Boston Properties Limited Partnership and IONA Technologies, Inc. (filed as Exhibit 4.6 to IONA's annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference)
4.4†	Executive Share Option Scheme (filed as Exhibit 10.1 to IONA's Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
4.5†	1997 Share Option Scheme, as amended (filed as Exhibit 4.4 to IONA's Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)
4.6†	1997 Director Share Option Scheme (filed as Exhibit 10.3 to IONA's Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
4.7†	1999 Employee Share Purchase Plan, as amended (filed as Exhibit 4.5 to IONA's Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)
4.8†	Genesis Development Corporation 1997 Stock Option Plan (filed as Exhibit 4.5 to IONA's Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)
4.9†	Object-Oriented Concepts, Inc. Stock Option Plan (filed as Exhibit 4.4 to IONA's Registration Statement on Form S-8 (File No. 333-13224) and incorporated herein by reference)
4.10†	Netfish Technologies, Inc. 1999 Stock Option Plan (filed as Exhibit 4.5 to IONA's Registration Statement on Form S-8 (File No. 333-13494) and incorporated herein by reference)
4.11†	2006 Share Incentive Plan (filed as Exhibit 4.4 to IONA's Registration Statement on Form S-8 (File No. 333-137364) and incorporated herein by reference)
4.12†	Non-Executive Directors Change in Control Plan (filed as Exhibit 4.12 to IONA's annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference)
4.13†	Form of Change of Control Agreement by and among IONA Technologies, Inc., IONA Technologies PLC and each of the executive officers of IONA Technologies PLC (filed as Exhibit 4.13 to IONA's annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference)

Exhibit No.	Description of Exhibit
4.14†	Employment Agreement by and between Peter M. Zotto and IONA Technologies PLC dated as of April 14, 2005 (filed as Exhibit 4.14 to IONA's annual report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference)
4.15†	Indemnification Agreement by and between IONA Technologies PLC and Robert McBride dated as of December 19, 2005 (filed as Exhibit 4.15 to IONA's annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference)
4.16	Amendment dated August 1, 2005 to Lease dated March 2, 1999, by and between Boston Properties Limited Partnership and IONA Technologies, Inc. (filed as Exhibit 4.16 to IONA's annual report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference)
8.1	Active Subsidiaries of IONA Technologies PLC
11.1	Code of Business Conduct and Ethics (filed as Exhibit 11.1 to IONA's annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)
12.1	Certification of Principal Executive Officer
12.2	Certification of Principal Financial Officer
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Audit Committee Charter (filed as Exhibit 14.2 to IONA's annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)
15.3	Nominating and Corporate Governance Committee Charter (filed as Exhibit 14.3 to IONA's annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)
15.4	Description of American Depositary Receipts (filed as Exhibit 14.4 to IONA's annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)

† Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IONA TECHNOLOGIES PLC

By: /s/ PETER M. ZOTTO

Peter M. Zotto
Chief Executive Officer

Date: April 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
IONA Technologies PLC

We have audited the accompanying consolidated balance sheets of IONA Technologies PLC (the "Company") as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IONA Technologies PLC as of December 31, 2006 and 2005, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Dublin, Ireland
April 27, 2007

IONA TECHNOLOGIES PLC

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 37,569	$ 27,936
Restricted cash (Note 5)	295	495
Marketable securities (Note 2)	16,100	23,685
Accounts receivable, net of allowance for doubtful accounts of $653 at December 31, 2006 and $740 at December 31, 2005	26,484	17,949
Prepaid expenses	1,524	2,033
Other current assets	126	921
Total current assets	82,098	73,019
Property and equipment, net (Note 8)	2,859	3,893
Other assets, net	140	191
Total assets	$ 85,097	$ 77,103
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 957	$ 2,406
Accrued payroll and related expenses	7,109	5,385
Deferred revenue	20,351	21,618
Other accrued liabilities (Note 6)	10,912	10,226
Total current liabilities	39,329	39,635
Long-term deferred revenue	976	1,090
Other liabilities (Note 4)	995	1,137
Commitments and contingencies	—	—
Redeemable preference shares, €0.0025 par value, 101,250,000 shares authorized; None issued and outstanding (Note 9)	—	—
Shareholders' equity:		
Ordinary shares, €0.0025 par value; 150,000,000 shares authorized; 35,929,627 and 35,360,538 shares issued and outstanding at December 31, 2006 and 2005, respectively (Note 9)	99	98
Additional paid-in capital	501,992	495,957
Accumulated deficit	(458,294)	(460,814)
Accumulated other comprehensive income	—	—
Total shareholders' equity	43,797	35,241
Total liabilities and shareholders' equity	$ 85,097	$ 77,103

The accompanying notes are an integral part of these consolidated financial statements.
Certain amounts reported in the prior year have been reclassified to conform with the presentation in 2006.

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year Ended December 31,		
	2006	2005	2004
Revenue:			
Product revenue	$42,056	$33,630	$30,735
Service revenue	35,782	33,176	37,284
Total revenue (Note 14)	77,838	66,806	68,019
Cost of Revenue:			
Cost of product revenue	523	636	435
Cost of service revenue	13,220	11,684	11,790
Total cost of revenue	13,743	12,320	12,225
Gross profit	64,095	54,486	55,794
Operating expenses:			
Research and development	15,946	15,848	17,204
Sales and marketing	33,221	30,293	29,263
General and administrative	12,375	9,287	8,808
Amortization of other assets	—	94	374
Restructuring (Note 4)	—	(189)	—
Adjustment of acquisition liabilities (Note 3)	—	—	(600)
Total operating expenses	61,542	55,333	55,049
Income (loss) from operations	2,553	(847)	745
Interest income, net	1,738	825	286
Net exchange (loss) gain	(559)	99	(273)
Income before provision for income taxes	3,732	77	758
Provision for income taxes (Note 13)	1,212	920	566
Net income (loss)	$ 2,520	$ (843)	$ 192
Basic net income (loss) per ordinary share and per ADS	$ 0.07	$ (0.02)	$ 0.01
Shares used in computing basic net income (loss) per ordinary share and per ADS	35,648	35,139	34,570
Diluted net income (loss) per ordinary share and per ADS	$ 0.07	$ (0.02)	$ 0.01
Shares used in computing diluted net income (loss) per ordinary share and per ADS (Note 12)	36,269	35,139	36,333

The accompanying notes are an integral part of these consolidated financial statements.
Certain amounts reported in the prior year have been reclassified to conform with the presentation in 2006.

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)

	Number of Shares	Share Capital	Additional Paid-in Capital	Accumulated Deficit	Deferred Share-Based Compensation	Other Comprehensive Income	Total Shareholders' Equity
Balance at December 31, 2003	34,005,707	$94	$493,260	$(460,163)	$(79)	$—	$33,112
Amortization of deferred share-based compensation	—	—	—	—	38	—	38
Employee share purchase plan (Note 11)	178,255	1	393	—	—	—	394
Reversal of deferred share-based compensation on expiry or forfeiture of options	—	—	(41)	—	41	—	—
Issuance of ordinary shares on exercise of options (Note 10)	619,639	1	1,225	—	—	—	1,226
Net income	—	—	—	192	—	—	192
Balance at December 31, 2004	34,803,601	96	494,837	(459,971)	—	—	34,962
Employee share purchase plan (Note 11)	173,473	1	425	—	—	—	426
Issuance of ordinary shares on exercise of options (Note 10)	383,464	1	695	—	—	—	696
Net loss	—	—	—	(843)	—	—	(843)
Balance at December 31, 2005	35,360,538	98	495,957	(460,814)	—	—	35,241
Employee share purchase plan (Note 11)	172,729	—	473	—	—	—	473
Issuance of ordinary shares on exercise of options (Note 10)	396,360	1	945	—	—	—	946
Share-based compensation (Note 10)	—	—	4,617	—	—	—	4,617
Other comprehensive income	—	—	—	—	—	—	—
Net income	—	—	—	2,520	—	—	2,520
Balance at December 31, 2006	35,929,627	$99	$501,992	$(458,294)	$—	$—	$43,797

The accompanying notes are an integral part of these consolidated financial statements.

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year Ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 2,520	$ (843)	$ 192
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,007	2,356	3,060
Share-based compensation	4,617	—	38
Provision for doubtful accounts	88	(333)	188
(Profit) loss on marketable securities	(233)	(199)	138
Loss on disposal of property and equipment	1	4	50
Changes in operating assets and liabilities:			
Restricted cash deposits	200	3,000	250
Purchase of marketable securities	(8,927)	(33,291)	(27,721)
Sale of marketable securities	8,700	32,975	25,800
Accounts receivable	(8,623)	(4,704)	10,155
Prepaid expenses	509	(430)	936
Other assets	671	200	(617)
Accounts payable	(1,449)	(196)	119
Accrued payroll and related expenses	1,724	(149)	(1,726)
Other liabilities	544	(5,186)	(6,724)
Deferred revenue	(1,381)	1,529	(2,731)
Net cash provided by (used in) operating activities	$ 968	$ (5,267)	$ 1,407
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	$ (799)	$ (1,169)	$ (1,122)
Purchase of other assets	—	—	(176)
Proceeds from disposal of property and equipment	—	—	4
Purchase of marketable securities	(58,163)	—	—
Sale of marketable securities	66,208	—	—
Net cash used in investing activities	$ 7,246	$ (1,169)	$ (1,294)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of shares, net of issuance costs	$ 1,419	$ 1,122	$ 1,620
Net cash provided by financing activities	$ 1,419	$ 1,122	$ 1,620
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 9,633	$ (5,314)	$ 1,733
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	27,936	33,250	31,517
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 37,569	$ 27,936	$ 33,250
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Income taxes paid	$ 1,312	$ 263	$ 609

The accompanying notes are an integral part of these consolidated financial statements.
Certain amounts reported in the prior year have been reclassified to conform with the presentation in 2006.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Organization

IONA Technologies PLC (IONA) is organized as a public limited company under the laws of Ireland. IONA Technologies PLC and its subsidiaries, all of which are wholly-owned (the Company), provide infrastructure software. The Company also provides professional services, consisting of customer consulting and training and, to a limited extent, product configuration and enhancement, as well as customer technical support. The Company's major customers, based on revenue earned, are corporate information technology departments of U.S. businesses. The Company also earns significant revenue from similar customers in European countries and the rest of the world.

Basis of Presentation and Principles of Consolidation

The accompanying Consolidated Financial Statements are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

The accompanying Consolidated Financial Statements include IONA and its wholly-owned subsidiaries in the United States, British West Indies, Europe, Australia, Japan, China, Canada, Singapore and Korea after eliminating all material intercompany accounts and transactions.

Companies Acts, 1963 to 2006

The financial information relating to IONA included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company's annual return. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990 in respect of the Consolidated Financial Statements for the years ended December 31, 2005 and 2004. Copies of the Consolidated Financial Statements for each of the years ended December 31, 2005 and 2004 have been so annexed to the relevant annual returns, and a copy of the Consolidated Financial Statements for the year ended December 31, 2006 together with the report of the auditors thereon will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of IONA in 2007.

Foreign Currency Translation

The U.S. dollar is the functional currency for the Company. In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, *Foreign Currency Translation* (SFAS 52), assets and liabilities denominated in foreign currencies are translated at year end exchange rates while revenue and expenses are translated at rates approximating those ruling at the dates of the related transactions. Resulting gains and losses are included in net income (loss) for the year.

Revenue Recognition

The Company's revenue is derived from product license fees and charges for professional services. The Company follows the revenue recognition criteria of Statement of Position (SOP) 97-2, *Software Revenue Recognition*, as amended by SOP 98-4 and SOP 98-9 issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants and related interpretations (collectively, SOP 97-2).

The Company does not enter into arrangements to deliver software requiring significant production, modification or customization to its software products.

Under the terms of SOP 97-2, the Company recognizes revenue when all of the following criteria are met:

- persuasive evidence of an arrangement exists;

- delivery has occurred;
- fee is fixed or determinable; and
- collectability is probable.

For arrangements with multiple elements, the Company allocates revenue to each element of a transaction based upon its fair value as determined by vendor specific objective evidence (VSOE). VSOE of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. The Company maintains management approved price lists for its product licenses, customer support and professional services. The Company infrequently offers discounts on its customer support or professional services, and if offered, such discounts are usually insignificant. If the Company cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, revenue is deferred until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of a delivered element cannot be established, the Company uses the residual method to record revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

The Company believes that its normal pricing and discounting practices provide a basis for establishing VSOE of fair value for the undelivered elements based on the following facts:

- Support contracts are regularly sold on a stand-alone basis to customers that choose to renew the support contract beyond the initial term. Support contract pricing is based on established list pricing. The renewal purchases at consistent pricing provide the basis for VSOE on the support contracts. Support revenue is recognized ratably over the contract term.
- Consulting contracts are regularly sold on a stand-alone basis to customers requesting these services. Consulting contract pricing is at a daily flat rate and customers purchase an appropriate number of service days. The consulting services delivered on a stand-alone basis at consistent pricing provide the basis for VSOE on the consulting contracts. Consulting revenue is recognized as the services are performed.

The Company performs a quarterly analysis of all contracts to ensure that the actual allocation of fair value to undelivered elements is not significantly different from the established VSOE rates for the individual elements. The analysis is segmented by geographical region, level of support, and type of customer (i.e. end-user licensee or licensee with rights of distribution).

The Company assesses whether fees are fixed or determinable at the time of sale and recognizes revenue if all other revenue recognition requirements are met. The Company's standard payment terms are generally net 30 days. Payment terms, however, may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date, but that are due within twelve months, are generally deemed to be fixed or determinable based on the Company's successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.

The Company assesses whether collection is probable at the time of the transaction based on a number of factors, including the customer's past transaction history and credit-worthiness. If the Company determines that the collection of the fee is not probable, the fee is deferred and revenue is recognized at the time collection becomes probable, which is generally upon the receipt of cash.

The Company delivers products by overnight courier F.O.B origin or electronically, and its software arrangements typically do not contain acceptance provisions. Accordingly, delivery is satisfied when the product leaves the Company's premises, or if shipped electronically, when the customer has been provided with access codes to allow them to take immediate possession of the software.

Revenue from royalty arrangements in excess of guaranteed amounts is recognized upon notification of such royalties payable by the customer.

Allowances for Doubtful Accounts

The Company makes judgments on its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivables. In determining the provision, the Company analyzes the historical collection experience and current economic trends.

The following is a summary of the allowance for doubtful accounts for the periods indicated (in thousands):

	Balance at Beginning of Period	Additions (Reversals)	Deductions(1)	Balance at End of Period
Year ended December 31, 2006	$ 740	$ 88	$175	$ 653
Year ended December 31, 2005	$1,073	$(333)	—	$ 740
Year ended December 31, 2004	$1,093	$ 188	$208	$1,073

(1) Actual write-offs of uncollectible accounts receivable.

Cost of Revenue

Cost of revenue includes the costs of products and services. Cost of product revenue consists primarily of product media and duplication, manuals, packaging materials, shipping and handling expenses, third-party royalties and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. Cost of service revenue consists primarily of personnel costs for consultancy, training, customer support, product configuration and implementation, and related operating costs of computer equipment and travel expenses.

Cash Equivalents

The Company considers all highly liquid investments with insignificant interest rate risk and purchased with a maturity of three months or less to be cash equivalents.

Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other accrued liabilities approximates fair value due to short-term maturities of these assets and liabilities. Fair values of short-term investments are based on quoted market prices at the date of measurement.

Marketable Securities

Marketable securities consist of corporate bonds and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, the Company invests primarily in high grade marketable securities to reduce risk of loss. On April 1, 2006, following a periodic review of its investment policy, management determined that it no longer intended to actively and frequently buy and sell these securities with the objective of generating profits on short-term differences in price and, accordingly, the

Company's investments in marketable securities were prospectively classified as available-for-sale under the provisions of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* (SFAS 115), and unrealized holding gains and losses would be reflected in the Company's accumulated other comprehensive income. Until April 1, 2006, these investments were classified as trading securities. The specific identification method is used to determine the cost basis of marketable securities disposed of.

Research and Development

Research and development expenditures are generally charged to operations as incurred. SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed* (SFAS 86), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant.

Other Assets

Other assets represent costs of technology purchased or acquired from acquisitions, which have reached technological feasibility. The costs of technology have been capitalized and will be written off over their useful economic life estimated between three and four years in accordance with SFAS 86.

In accordance with SFAS No. 144, *Accounting for Impairment of Long-Lived Assets*, the Company is required to test its other assets for impairment whenever events or circumstances indicate that the value of the assets may be impaired. Factors the Company considers important, which could trigger impairment include:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of the Company's use of the acquired assets or the strategy for its overall business;
- significant negative industry or economic trends;
- significant decline in IONA's share price for a sustained period; and
- significant decline in IONA's market capitalization relative to net book value.

Property and Equipment

Property and equipment is stated at cost. Depreciation of leasehold improvements is computed using the shorter of the lease term or estimated useful life. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment	3 years
Leasehold improvements	4 to 15 years
Office equipment	5 years
Furniture and fixtures	3 to 10 years

Depreciation expense was $1.8 million, $2.1 million and $2.5 million in 2006, 2005 and 2004, respectively.

Software Development Costs

The Company capitalizes certain software development costs associated with the development of its website and other internal financial software. These costs incurred are accounted for in accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* (SOP 98-1). In accordance with SOP 98-1, internal and external costs incurred to develop internal-use computer software during the application development stage are capitalized. Application development stage costs generally include software configuration, coding, installation and testing. Costs incurred for maintenance, testing minor upgrades and enhancements are expensed as incurred. Capitalized internal-use software development costs are included in property and equipment, and are amortized on a straight-line basis over the estimated useful lives of the related software, typically 3 years.

The Company capitalized approximately $0.2 million, $0.4 million and less than $0.1 million of software development costs during 2006, 2005 and 2004 respectively. Amortization associated with capitalized software development costs totaled approximately $0.5 million, $0.4 million, and $0.4 million during 2006, 2005 and 2004, respectively. At December 31, 2006, the Company has approximately $0.5 million of unamortized software development costs.

Concentration of Credit Risk

The Company sells its products to companies in various industries throughout the world and maintains reserves for potential credit losses. To date such losses have been within management's expectations. The Company generally requires no collateral from its customers. Due in part to industry consolidation in some of the vertical markets the Company serves, sales to its two largest customers when aggregated represented approximately 28% of its net revenue for the year ended December 31, 2006. No customer accounted for more than 10% of the Company's revenue in 2005 or 2004. Additionally, the same two customers accounted for approximately 45% of the Company's gross accounts receivable balance as of December 31, 2006. No customer accounted for more than 10% of the Company's gross accounts receivable balance as of December 31, 2005.

The Company invests its excess cash in low-risk, short-term deposit accounts with high credit-quality banks in the United States, China, Japan, British West Indies and Ireland. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions with which it deals and considers the related credit risk to be minimal.

Compensated Absences

The Company accrues for the liability associated with employees' absences from employment because of illness, holiday, vacation or other reasons in accordance with SFAS 43, *Accounting for Compensated Absences.* Prior to 2005, the Company did not accrue for this liability as the amount of compensation was not reasonably estimable. In the fourth quarter of 2005, the Company was able to implement a process to estimate its obligation for accrued vacation and consequently recorded a first time non-cash charge of $1.1 million.

Accounting for Income Taxes

The Company uses the asset and liability method in accounting for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* (SFAS 109). Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

Share-Based Compensation

At December 31, 2006, the Company has five share-based employee compensation plans, which are more fully described in Note 10.

On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS 123R). Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations (collectively, APB 25). In accordance with APB 25, compensation cost for share options was measured as the excess, if any, of the fair market value of IONA's shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost was deferred and charged to expense ratably over the vesting period (generally four years).

The Company adopted SFAS 123R using the modified prospective transition method. Under that transition method, compensation cost recognized in year ended December 31, 2006, includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the fair value on the date of grant estimated in accordance with the original provisions of SFAS No 123, *Accounting for Share-based Compensation* (SFAS 123) and b) compensation cost for all shared-based payments granted subsequent to January 1, 2006, based on the fair value on the date of grant estimated in accordance with the provisions of SFAS 123R. The results for the prior periods have not been restated.

The following table illustrates the effect on net (loss) income and net (loss) income per share if the Company had applied the fair value recognition provisions of SFAS 123 to share-based employee compensation (in thousands except per share amounts):

	Year Ended December 31,	
	2005	2004
Net (loss) income, as reported	$ (843)	$ 192
Add: Share-based compensation expense included in reported net (loss) income, net of related tax effects	—	38
Deduct: Total share-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(11,516)	(21,299)
Pro forma net loss	$(12,359)	$(21,069)
Net (loss) income per share:		
Basic and diluted—as reported	$ (0.02)	$ 0.01
Basic and diluted—pro forma	$ (0.35)	$ (0.61)

Defined Contribution Plans

The Company sponsors and contributes to defined contribution plans for certain employees and directors. Contribution amounts by the Company are determined by management and allocated to employees on a pro rata basis based on employees' contributions. The Company contributed approximately $1.0 million, $1.1 million and $1.1 million to the plan in the years ended December 31, 2006, 2005 and 2004, respectively.

Advertising and Promotion Expense

All costs associated with advertising and promoting products are expensed as incurred. Advertising and promotion expense was $2.0 million, $2.2 million and $2.1 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Comprehensive Income (Loss)

The Company accounts for comprehensive income (loss) in accordance with the provisions of SFAS No. 130, *Reporting Comprehensive Income* (SFAS 130). SFAS 130 establishes guidelines for the reporting and display of comprehensive income and its components in the financial statements. The components of comprehensive income (loss), net of tax, for the year ended December 31, 2006 are as follows (in thousands):

	2006
Net income	$2,520
Other comprehensive income (loss):	
Unrealized holding losses arising during period	—
Less: reclassification adjustment for gains realized in net income	—
Net unrealized losses on investments	—
Total comprehensive income	$2,520

Reclassifications

Certain amounts from prior periods have been reclassified to conform to the current period presentation. In 2005, the Company concluded that it was appropriate to classify commercial paper as cash equivalents. Previously, such funds had been classified as marketable securities. The Company made reclassifications amounting to $8.2 million and $11.6 million in 2004 and 2003, respectively, to reflect this reclassification by reducing marketable securities and increasing cash and cash equivalents. These reclassifications had no impact on the Company's working capital or consolidated statements of operations. However it did result in a $3.4 million decrease in cash provided by operating activities in 2004.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for the Company beginning January 1, 2007. The Company has substantially completed its assessment of the impact of the adoption of FIN 48 and expects that the financial impact of the initial adoption, if any, will be immaterial to its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective as of January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 but does not expect that the adoption of SFAS 157 will have any material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 permits a company to choose, at specified election dates, to measure at fair value certain eligible financial assets and liabilities that are not currently required to be measured at fair value. The specified election dates include, but are not limited to, the date when an entity first recognizes the item, when an entity enters into a firm commitment or when changes in the financial instrument causes it to no longer qualify for fair value accounting under a different accounting standard. An entity may elect the fair value option for eligible items that exist at the effective date. At that date, the difference between the carrying amounts and the fair values of eligible items for which the fair value option is elected should be recognized as a cumulative effect adjustment to the opening balance of retained earnings. The fair value option may be elected for each entire financial instrument, but need not be applied to all similar instruments. Once the fair value option has been elected, it is irrevocable. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The accounting provisions of SFAS 159 will be effective for the Company beginning January 1, 2008. The Company is currently assessing the effect of adopting SFAS 159.

2. Marketable Securities

Marketable securities consist of corporate bonds and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, the Company invests primarily in high grade marketable securities to reduce risk of loss. As of December 31, 2006, marketable securities consist of auction rate securities with reset dates of up to March 2007 and maturity dates of up to March 2045. The weighted-average effective interest rates on the marketable securities was approximately 5.4%.

	As of December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	(U.S. dollars in thousands)			
Corporate bonds	$ —	$ —	$ —	$ —
Auction rate securities	16,100	—	—	16,100
Total marketable securities	$16,100	$ —	$ —	$16,100

	As of December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	(U.S. dollars in thousands)			
Corporate bonds	$ 3,484	$ —	$ (9)	$ 3,475
U.S. government agency securities	20,240	9	(39)	20,210
Total marketable securities	$23,724	$ 9	$(48)	$23,685

The change in unrealized loss included in net income (loss) is as follows:

	2006	2005	2004
	(U.S. dollars in thousands)		
Unrealized loss at beginning of year	$(39)	$(139)	$ (42)
Included in net income (loss) for the year	39	100	(97)
Unrealized loss at end of year	$ —	$ (39)	$(139)

3. Acquisition of Netfish Technologies, Inc.

In May 2001, a wholly-owned subsidiary of IONA merged with and into Netfish Technologies, Inc. (Netfish), for a total consideration of 5,036,318 newly-issued ordinary shares and replacement options, and $30.9 million of closing costs incurred in connection with the merger. Of the 4,221,216 newly-issued ordinary shares, 504,598 were held back by the Company in 2001 as a source of indemnification payments that may become due to the Company. If the Company made no claims for indemnification, 75% of the 504,598 ordinary shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 ordinary shares, or 126,150 shares, would have been distributed in May 2003. In May 2002, the Company held back 142,045 ordinary shares to cover indemnification claims made by the Company. In May 2003, an additional 126,150 ordinary shares were held back to cover the indemnification claims that the Company previously made. If pending indemnification claims are resolved in a manner unfavorable to the Company, up to 268,195 ordinary shares held back by the Company could be distributed to the former holders of Netfish shares.

In October 2004, the Company received $0.6 million from its insurers in connection with the favorable resolution of an acquisition contingency, relating to litigation costs, which resulted in the recognition of $0.6 million of income.

4. Restructuring

During prior periods, the Company's management and Board of Directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce, and other related costs.

During 2006, the Company recorded a $0.2 million charge related to a revision of lease estimates for previous restructurings. The Company also released $0.2 million of restructuring accruals related to the negotiation of a new sublease in the United Kingdom.

During 2005, the Company released $0.2 million of restructuring accruals of which $0.1 million related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits and $0.1 million related to facilities costs for the Company's Dublin and Reading, UK offices.

During 2004, the Company recorded a charge of $0.6 million for severance and benefit costs related to cost reduction actions for eight sales employees. Also during 2004, the Company released $0.6 million of restructuring accruals related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits

The Company expects cash outlays of $0.3 million will be made in the next twelve months, with remaining cash outlays of $1.0 million to be made through the end of 2013.

Although the Company does not anticipate additional significant changes to its restructuring accruals, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market or the Company terminates its lease obligations prior to the scheduled termination dates.

The Company was required to make certain estimates and assumptions in assessing the amount accrued for excess facilities arising from these restructurings. The charge was calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increases in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.

The following sets forth the Company's accrued restructuring costs as of December 31, 2006:

	Excess Facilities	Severance	Total
	(U.S. dollars in thousands)		
Balance at December 31, 2003	$11,040	$ 2,864	$13,904
2004 charges	—	560	560
Cash outlays in 2004	(3,469)	(2,503)	(5,972)
2004 adjustments in estimates	—	(560)	(560)
Balance at December 31, 2004	7,571	361	7,932
Cash outlays in 2005	(5,527)	(264)	(5,791)
2005 adjustments in estimates	(92)	(97)	(189)
Balance at December 31, 2005	1,952	—	1,952
2006 charges	207	—	207
Cash outlays in 2006	(645)	—	(645)
2006 adjustments in estimates	(207)	—	(207)
Balance at December 31, 2006	$ 1,307	$ —	$ 1,307

5. Restricted Cash

At December 31, 2006, the Company has approximately $0.3 million in restricted cash deposits with Citizens Bank which includes annual renewable letter of credit facilities for certain leased facilities. Should the Company not renew these letter of credit facilities or default on its rental obligations, $0.3 million will be payable to the lessors. During 2006 and 2005, restrictions associated with $0.2 million and $3.0 million, respectively, payable upon demand for use toward satisfaction of amounts owed to a landlord were released.

6. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	As of December 31,	
	2006	2005
	(U.S. dollars in thousands)	
Income and other taxes payable	$ 4,775	$ 4,497
Other	6,137	5,729
Total other accrued liabilities	$10,912	$10,226

7. Operating Lease Commitments

The Company leases office space under non-cancelable operating leases with various expiration dates through 2013 and certain leases have renewal options with rentals based upon changes in the fair market value of the property. Rent expense under all operating leases was approximately $4.6 million, $4.2 million and $7.1 million in 2006, 2005 and 2004, respectively. The decrease in rent expense in 2005 compared to the previous year is related to the Company's restructuring activities. Rental income under all operating subleases was approximately $2.6 million in both 2006 and 2005 and $1.5 million in 2004. Future minimum lease payments under all operating leases as of December 31, 2006 are as follows (U.S. dollars in thousands):

Year Ending December 31,	Future Lease Payments	Future Rental Income
2007	$ 4,717	$2,167
2008	4,122	1,027
2009	3,751	377
2010	3,519	312
2011	3,152	312
Thereafter	4,179	467
Total	$23,440	$4,662

As of December 31, 2006, approximately $1.3 million of the $23.4 million contractual operating lease obligations has been accrued as a result of the Company's restructuring plans in prior periods.

8. Property and Equipment, Net

Property and equipment consists of the following:

	As of December 31,	
	2006	2005
	(U.S. dollars in thousands)	
Computer equipment	$ 12,534	$ 14,300
Leasehold improvements	6,545	6,529
Office equipment	647	610
Furniture and fixtures	780	780
Total property and equipment	$ 20,506	$ 22,219
Accumulated depreciation	(17,647)	(18,326)
Total property and equipment, net	$ 2,859	$ 3,893

During 2006, the Company reduced its cost and accumulated depreciation by $2.5 million related to asset retirements.

9. Redeemable Preference Shares and Shareholders' Equity

IONA's authorized share capital is divided into redeemable preference shares (preference shares) of €0.0025 par value per share and ordinary shares of €0.0025 par value per share.

The preference shares confer on the holders thereof the right to receive notice of and to attend all general meetings of IONA but not the right to vote on any resolution proposed therefore. They confer on the holders thereof the right to be paid out of the profits available for distribution, in priority to any payment of dividend on any other class of shares in IONA, a fixed cumulative preference dividend at a rate of 6% per annum on the amount paid up on the preference shares. Upon winding up of IONA, the preference shares confer upon the holders thereof the right to repayment of the capital paid thereon, together with payment of all arrears of preferential dividend, whether declared or not, to the date of redemption of the preference shares in priority to payment of any dividend or repayment of capital to the holders of the ordinary shares in the capital of IONA. Such preference shares do not, however, confer upon the holders thereof any further rights to participate in the assets of IONA.

Dividends may only be declared and paid out of profits available for distribution determined in accordance with generally accepted accounting principles in Ireland and applicable Irish Company Law. Any dividends on the ordinary shares, if and when declared, will be declared and paid in U.S. dollars. The amount of retained earnings available for distribution as dividends at December 31, 2006, 2005 and 2004, at the exchange rates in effect on those dates, was nil.

10. Share-Based Compensation Plans

IONA has share-based compensation plans under which employees, consultants, directors and officers may be granted share options. Options are generally granted with exercise prices at not less than the fair market value on the grant date, generally vest over 4 years and expire 7 or 10 years after the grant date, or five years from the date of grant in the case of an incentive share option granted to an employee holding more than 10% of the total combined voting power of IONA. Additionally, the 2006 Share Incentive Plan provides for the grant of restricted share awards, phantom share units, share appreciation rights and other share-based awards, including the grant of shares based upon certain conditions such as performance-based conditions and the grant of securities convertible into ordinary shares. The 2006 Share Incentive Plan was approved by the Company's shareholders on August 23, 2006, authorizing the issuance of 4,000,000 new shares that may be used for awards. In addition, shares underlying any award granted and outstanding under the Company's 1997 Share Option Scheme as of the adoption date of the 2006 Share Incentive Plan that are forfeited, cancelled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by IONA prior to vesting, satisfied without the issuance of shares or otherwise terminated (other than by exercise), after the adoption date without the issuance of shares become available for future grants under the 2006 Share Incentive Plan.

The following sets forth information related to IONA's five equity compensation plans as of December 31, 2006:

Plan	Authorized	Outstanding	Available for Future Grants
1997 Share Option Scheme	12,900,000	7,006,198	—
2006 Share Incentive Plan	4,000,000	68,250	4,075,858
1997 Director Share Option Scheme	500,000	432,000	—
Genesis Development Corporation 1997 Stock Option Plan	*	228	—
Netfish Technologies, Inc. 1999 Stock Option Plan	*	26,883	—
	17,400,000	7,533,559	4,075,858

* In connection with acquisitions of Genesis, Inc. and Netfish all of the outstanding share options for these plans were converted into options to purchase IONA's ordinary shares.

A summary of IONA's share option activity, and related information for the years ended December 31, 2006, 2005 and 2004 follows:

	As of Year Ended December 31,					
	2006		2005		2004	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding—beginning of period	6,621,645	$4.81	5,605,339	$4.93	4,103,777	$3.87
Granted	1,814,550	4.15	2,469,850	4.05	3,075,250	5.54
Forfeitures	(506,276)	4.52	(1,070,080)	4.67	(954,049)	4.22
Exercised	(396,360)	2.36	(383,464)	2.06	(619,639)	2.09
Outstanding—end of period	7,533,559	$4.81	6,621,645	$4.81	5,605,339	$4.93
Exercisable at end of period	3,832,783	$5.42	2,715,672	$5.74	1,836,493	$6.41

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2006 (shares and aggregate intrinsic values in thousands):

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value
$1.99 - $3.50	3,242	7.3	$ 2.78	$7,020	2,128	6.9	$ 2.61	$4,906
$3.51 - $5.00	2,047	8.9	4.18	1,555	244	7.6	4.40	127
$5.01 - $6.50	1,173	7.8	5.33	—	571	7.6	5.35	—
$6.51 - $8.00	873	6.9	7.34	—	691	6.9	7.33	—
$8.00 - $74.50	199	3.6	30.31	—	199	3.6	30.31	—
Total	7,534	7.6	$ 4.81	$8,575	3,833	6.9	$ 5.42	$5,033

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on IONA's closing share price of $4.92 as of December 29, 2006, which would have been received by the option holders had all option holders exercised their options as of that date. The aggregate intrinsic value of options exercised for the years ended December 31, 2006, 2005 and 2004 were $0.8 million, $0.7 million and $2.6 million, respectively.

As discussed in Note 1—Share-Based Compensation, the Company adopted SFAS 123R on January 1, 2006. Prior to then, the Company applied the provisions of APB 25. As a result of adopting SFAS 123R, the Company's net income for 2006 was $4.6 million lower than if the Company had continued to account for share-based compensation under APB 25 as it had in the comparable prior year periods. Diluted net income per share for 2006 was $0.12 lower than if the Company had continued to account for share-based compensation under APB 25. The Company has not recognized any tax benefit related to share-based compensation cost as a result of the full valuation allowance on its net deferred tax assets related to its net operating loss carry forwards.

The weighted average estimated grant date fair value of share options granted during 2006, 2005 and 2004 were $2.25, $2.43, and $3.75, respectively, using a Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005	2004
Risk-free interest rate	5.04%	4.39%	4.00%
Expected dividend yield	—	—	—
Expected volatility	75.3%	77.0%	95.1%
Expected life (years)	3.26	3.89	3.77

The dividend yield of zero is based on the fact that IONA has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on historical volatility of IONA's shares over the period commensurate with the expected life of the options. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. IONA uses the straight-line method for expense attribution.

IONA's estimated option forfeiture rate in 2006, 2005 and 2004 based on its historical option forfeiture experience, is approximately 10%. IONA records additional expense if the actual option forfeitures are lower than estimated and records a recovery of prior expense if the actual option forfeitures are higher than estimated.

The weighted average estimated grant date fair value for rights to purchase awards under the 1999 Employee Share Purchase Plan were $1.28, $1.34, and $1.28, respectively, using the following weighted average assumptions:

	2006	2005	2004
Risk-free interest rate	4.8%	2.0%	2.0%
Expected dividend yield	—	—	—
Expected volatility	75.1%	78.0%	93.8%
Expected life	6 months	6 months	6 months

The unamortized fair value of share options as of December 31, 2006, was $7.9 million with a weighted average remaining recognition period of 1.3 years.

During the first quarter of 2006, the Company granted 300,000 options incorporating market conditions which may accelerate vesting. The Company calculated the requisite service period of approximately 3.5 years using a Monte-Carlo simulation to simulate a range of possible future share prices for IONA. The Company used assumptions consistent with those input in its Black-Scholes option-pricing model to calculate the fair value on the date of grant of these options using a lattice model. The remaining unrecognized compensation expense on options with market conditions vesting at December 31, 2006 was $0.4 million. The weighted average period over which the cost is expected to be recognized is approximately 1.2 years.

11. 1999 Employee Share Purchase Plan

In August 1999, the Company established a qualified Employee Share Purchase Plan, the terms of which allow for qualified employees (as defined therein) to participate in the purchase of designated shares of IONA's ordinary shares at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual share purchase period. As of December 31, 2006, 2005 and 2004, 1.3 million, 1.2 million and 1.0 million shares have been issued under the plan, respectively.

12. Net Income (Loss) Per Ordinary Share and ADS

The following sets forth the computation of basic and diluted net income (loss) per ordinary share and ADS:

	Year Ended December 31,		
	2006	2005	2004
	(In thousands, except per share data)		
Numerator:			
Numerator for basic and diluted net income (loss) per ordinary share and ADS—income (loss) available to ordinary shareholders	$ 2,520	$ (843)	$ 192
Denominator:			
Denominator for basic net income (loss) per ordinary and ADS share—weighted average ordinary shares and ADS	35,648	35,139	34,570
Effect of employee share options	621	—	1,763
Denominator for diluted net income (loss) per ordinary share and ADS	36,269	35,139	36,333
Basic net income (loss) per ordinary share and ADS	$ 0.07	$ (0.02)	$ 0.01
Diluted net income (loss) per ordinary share and ADS	$ 0.07	$ (0.02)	$ 0.01

In 2006 the total number of shares related to the outstanding options excluded from the calculation of diluted net income per share was approximately 2.1 million. In 2005, all outstanding share options granted have been excluded from the calculation of the diluted net loss per share because all such securities were anti-dilutive. The total number of shares related to the outstanding options excluded from the calculation of diluted net income per share was approximately 1.9 million for the year ended December 31, 2004.

13. Income Taxes

Income (loss) before provision for income taxes consists of the following:

	Year Ended December 31,		
	2006	2005	2004
	(U.S. dollars in thousands)		
Ireland*	$ 238	$(2,717)	$(1,118)
Rest of World	3,494	2,794	1,876
Total	$3,732	$ 77	$ 758

* Domestic

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2006	2005	2004
	(U.S. dollars in thousands)		
Current:			
Ireland	$ 520	$448	$ 92
Rest of World	692	472	474
Total current	1,212	920	566
Deferred:			
Ireland	—	—	—
Rest of World	—	—	—
Total deferred	—	—	—
Total provision for income taxes	$1,212	$920	$566

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to income (loss) before taxes. The sources and tax effects of the differences are as follows:

	Year Ended December 31,		
	2006	2005	2004
	(U.S. dollars in thousands)		
Income taxes computed at the Irish statutory income tax rate of 12.5%	$ 467	$ 10	$ 95
State tax, net of federal benefit	42	—	—
Income (loss) from Irish manufacturing operations at lower rates	(134)	123	25
Operating losses not utilized	—	490	192
Operating losses utilized	(1,273)	(1,548)	(372)
Income (loss) subject to different rates of tax	1,123	1,736	405
Income not subject to tax	(201)	(106)	(37)
Non-deductible expenses	770	101	324
Other items	418	114	(66)
Total provision for income taxes	$ 1,212	$ 920	$ 566

The effect on basic and diluted net income (loss) per ordinary share and per ADS of the Irish manufacturing operations being taxed at a lower rate than the Irish Statutory income tax rate was nil for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,		
	2006	2005	2004
	(U.S. dollars in thousands)		
Deferred tax assets:			
Principally net operating loss carryforwards	$ 61,124	$ 62,040	$ 55,629
Total deferred tax assets	61,124	62,040	55,629
Valuation allowance	(61,124)	(62,040)	(55,629)
Net deferred tax assets	$ —	$ —	$ —

The valuation allowance decreased $0.9 million in 2006 and increased $6.4 million in 2005.

At December 31, 2006, the Company has a net operating loss carryforward of approximately $116.0 million, including approximately $65.0 million pre-acquisition losses from the Netfish acquisition, for U.S. federal tax purposes which will expire in the tax years 2011 through 2025 if not previously utilized. Similar amounts are available for state purposes with expiration generally through 2011. Utilization of the net operating loss carryforward may be subject to an annual limitation due to the change in ownership rules provided by the Internal Revenue Code of 1986. This limitation and other restrictions provided by the Internal Revenue Code of 1986 may reduce the net operating loss carryforward such that it would not be available to offset future taxable income of the U.S. subsidiaries.

At December 31, 2006, approximately $32.5 million of the net operating loss carryforwards in the United States result from disqualifying dispositions. The tax value of the disqualifying dispositions has not been recognized in the tax reconciliation note as the utilization of the net operating loss carryforwards will result in an increase in Additional Paid-In Capital and not a reduction in Provision for Income Taxes. At December 31, 2006, $13.0 million of the valuation allowance related to disqualifying dispositions.

At December 31, 2006, the Company also had net operating loss carryforwards totaling approximately $121.9 million for Irish income tax purposes which carry forward indefinitely.

At December 31, 2006, the Company also had net operating loss carryforwards totaling approximately $2.9 million for Australian income tax purposes which carry forward indefinitely. However, as of December 31, 2006, the Company no longer had active operations in Australia.

The utilization of these net operating loss carryforwards is limited to the future profitable operation of the Company in the related tax jurisdictions in which such carryforwards arose. The applicable tax rates as of December 31, 2006 were a maximum of 35% for U.S. federal income tax purposes and 12.5% for Irish income tax purposes. Valuation allowances of 100% have been provided against the net operating loss carryforwards because of the history of operating losses in the related tax jurisdictions.

Significant judgment is required in determining the Company's worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. The Company has reserves for taxes that may become payable in future periods as a result of tax audits. It is the Company's policy to establish reserves for taxes that may become payable in future years as a result of examination by tax authorities. The tax reserves are analyzed at each balance sheet date and adjustments are made as events occur to warrant adjustment to the reserves. At any given time the Company may be undergoing tax audits in several jurisdictions and covering multiple years.

The tax reserve is the Company's best estimate of the potential liability for tax contingencies. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law, both legislated and concluded through the various jurisdictions' court systems. It is the opinion of the Company's management that the possibility is remote that costs in excess of those accrued will have a material adverse impact on the Company's consolidated financial statements. The Company expects the completion of certain of these tax audits in the near term. However, based on the currently available information, the Company is not able, at this time, to determine if it is reasonably possible that the final outcome of tax examinations will result in a materially different outcome than assumed in its tax reserves.

14. Industry and Geographic Information

The Company follows SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information* (SFAS 131). SFAS 131 establishes standards for reporting information about operating segments. Operating segments are defined in SFAS 131 as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the guidance in SFAS 131, the Company has one operating segment for financial reporting purposes: Enterprise Infrastructure Software.

Although the Company operates as a single, integrated business, certain product groups accounted for a significant portion of the Company's revenue. For the years ended December 31, 2006, 2005 and 2004 the

Company's Artix family of products accounted for 26%, 14% and 6% of revenue, respectively. For the years ended December 31, 2006, 2005 and 2004 the Company's CORBA family of products accounted for 74%, 86% and 94% of revenue, respectively.

The following is a summary of enterprise-wide geographic areas information:

Revenue by Geographic Region:

	Year Ended December 31,		
	2006	2005	2004
	(U.S. dollars in thousands)		
Americas	$42,680	$32,199	$34,860
Europe, Middle East and Africa	22,680	25,982	22,804
Asia-Pacific Rim	12,478	8,625	10,355
Consolidated total	$77,838	$66,806	$68,019

Revenue is attributed to countries based on the location of customers.

Long Lived Assets by Geographic Region:

	As of December 31,		
	2006	2005	2004
	(U.S. dollars in thousands)		
Country of Domicile			
Ireland	$1,815	$2,469	$3,498
Foreign Countries			
Americas	947	1,228	1,352
Asia-Pacific Rim	237	387	442
Consolidated total	$2,999	$4,084	$5,292

15. Related Party Transactions

Since July 2003, the Company has engaged K Capital Source Limited, or K Capital, to provide capital market communication and advisory services. Mark Kenny, a principal of K Capital, is the son of one of IONA's directors, Dr. Ivor Kenny. Under the Company's agreement with K Capital, the Company currently pays $45,000 per fiscal quarter for such services. No amounts relating to services rendered were outstanding as of December 31, 2006 or December 31, 2005. The Company paid K Capital fees of approximately $180,000, $175,000 and $190,000 for such services in 2006, 2005 and 2004, respectively.

The Company provides product-related consulting services and support services to eircom PLC, or eircom, both for software that eircom licenses from the Company and from third parties. Kevin Melia, the Chairman of IONA's Board of Directors, resigned from the board of directors of eircom in August of 2006 and John Conroy, a former member of IONA's Board of Directors, is a current member of the board of directors of eircom. During the third quarter of 2006, the Company renewed its software maintenance and support arrangement with eircom for an additional one-year term for $25,332. Also during the third quarter of 2006, pursuant to a consulting agreement, the Company provided consulting services to eircom for $38,538.

During the second quarter of 2005, pursuant to a consulting agreement, the Company provided consulting services to eircom for approximately $18,576. During the third quarter of 2005, the Company entered into a support services agreement with eircom to provide one year of software maintenance and support services for approximately $30,400. At the time of the foregoing transaction, Kevin Melia, the Chairman of IONA's Board of Directors, and John Conroy, a former member of IONA's Board of Directors, were members of the board of directors of eircom.

During the third quarter of 2005, the Company renewed its software maintenance and support arrangement with the Royal Bank of Scotland (the parent of Ulster Bank), or Royal Bank of Scotland, for an additional one-year term for approximately $292,186. At the time of the foregoing transaction, William Burgess, a former member of IONA's Board of Directors, was a member of the board of directors of Ulster Bank.

During the fourth quarter of 2005, the Company renewed its software maintenance and support arrangement with Fineos Corporation Limited, or Fineos, for an additional one-year term for approximately $65,000. At the time of the foregoing transaction, William Burgess, a former member of IONA's Board of Directors, was a member of the board of directors of Fineos.

During the first quarter of 2005, the Company renewed its software maintenance and support arrangement with Manugistics, Inc., or Manugistics, for an additional one-year term for approximately $255,000. At the time of the foregoing transaction, Kevin Melia, the Chairman of IONA's Board of Directors, was a member of the board of directors of Manugistics.

16. Contingencies

The Company is involved in various legal proceedings and disputes that arise in the normal course of business. Disputes can be expensive and disruptive to normal business operations. The Company believes that it has meritorious defenses to these matters. In 2003 the Company settled a lawsuit which arose in connection with the termination of an employee by Netfish Technologies, Inc. (Netfish) prior to IONA's acquisition of Netfish. Since settlement of the underlying lawsuit, the Company has also reached settlement with Netfish's insurers over payment of the legal fees incurred by the Company. Netfish's former Chief Executive Officer asserts that the Company is obligated to reimburse him for his legal expenses incurred in connection with this suit. The Company vigorously disputes such assertion and is in discussions with the former Netfish Chief Executive Officer over the matter.

17. Guarantees

The Company's software license agreements generally include language indemnifying customers against liabilities if its software products infringe a third party's intellectual property rights. To date, the Company has not incurred any significant or material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in its consolidated financial statements. The Company's software license agreements also generally include a warranty that its software products will substantially operate as described in the applicable program documentation for a period of 180 days after delivery. The Company also warrants that services it performs will be provided in a professional and workman-like manner. To date, we have not incurred any material costs associated with these warranties.

In connection with certain facility leases, the Company has indemnified its lessors for claims arising from the facility or the lease. The Company indemnifies its directors and officers to the maximum extent permitted by law. The duration of the indemnities varies, and in many cases is indefinite. The Company has not recorded any liability for these indemnities in the accompanying consolidated balance sheets.

18. Quarterly Financial Information (Unaudited)

	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Total
	(In thousands, except per share data)				
Revenue	$17,004	$17,722	$20,325	$22,787	$77,838
Gross profit	$13,603	$14,336	$16,849	$19,307	$64,095
(Loss) income from operations	$ (654)	$ (346)	$ 762	$ 2,791	$ 2,553
Net (loss) income	$ (621)	$ (232)	$ 497	$ 2,876	$ 2,520
Basic net (loss) income per ordinary share and per ADS	$ (0.02)	$ (0.01)	$ 0.01	$ 0.08	$ 0.07
Shares used in computing basic net (loss) income per ordinary share and per ADS	35,434	35,563	35,725	35,870	35,648
Diluted net (loss) income per ordinary share and per ADS	$ (0.02)	$ (0.01)	$ 0.01	$ 0.08	$ 0.07
Shares used in computing diluted net (loss) income per ordinary share and per ADS	35,434	35,563	36,330	36,949	36,269

	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(In thousands)			
Cash and cash equivalents	$29,130	$28,824	$28,803	$37,569
Marketable securities	$23,941	$25,658	$20,767	$16,100
Total assets	$72,372	$71,308	$73,321	$85,097
Total shareholders' equity	$36,366	$37,604	$39,938	$43,797

Certain amounts in the prior periods have been reclassified to conform with the current period presentation.

19. Subsequent Events (Unaudited)

On March 6, 2007, IONA purchased substantially all of the assets of Century 24 Solutions Limited, or C24, a software development firm specializing in data management and transformation technology. The cash acquisition of C24 brings additional data services capabilities to the Artix family of distributed SOA infrastructure solutions.

Additionally, on April 10, 2007, IONA purchased substantially all of the assets of LogicBlaze, Inc., or LogicBlaze, a provider of open source solutions for SOA and business integration. The cash acquisition of LogicBlaze enables IONA to accelerate its strategy of delivering innovative, enterprise open source SOA solutions to its customers.

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form F-3 (File No. 333-13802) and Registration Statements on Form S-8 (File Nos. 333-06850, 333-11384, 333-12326, 333-13224, 333-13330, 333-13494, 333-105348, 333-108869 and 333-137364) pertaining to the Executive Share Option Scheme, the 1997 Share Option Scheme, as amended, the 1997 Director Share Option Scheme and the 1999 Employee Stock Purchase Plan of IONA Technologies PLC, the 2006 Share Incentive Plan, the 1997 Stock Plan of Genesis Development Corporation, the Stock Option Plan of Object-Oriented Concepts, Inc. and the 1999 Stock Option Plan of Netfish Technologies, Inc., of our report dated April 27, 2007, with respect to the Consolidated Financial Statements of IONA Technologies PLC included in the Annual Report (Form 20-F) for the year ended December 31, 2006.

/s/ Ernst & Young

Ernst & Young
Dublin, Ireland

April 27, 2007

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BOARD OF DIRECTORS
(As of June 15, 2007)

Kevin C. Melia
Chairman of the Board

Peter M. Zotto
Chief Executive Officer

Dr. Christopher J. Horn
Vice Chairman Co-founder

Dr. Sean Baker
Chief Corporate Scientist
Co-Founder

Dr. Ivor Kenny
Director

James D. Maikranz
Director

Bruce J. Ryan
Director

Francesco Violante
Director

EXECUTIVE OFFICERS
(As of June 15, 2007)

Peter M. Zotto
Chief Executive Officer

Eric A. Newcomer
Chief Technology Officer

Robert C. McBride
Chief Financial Officer

Christopher M. Mirabile
General Counsel and Secretary

Lawrence E. Alston, Jr.
Vice President, Open Source
and Product Management

William B. McMurray
Vice President,
Worldwide Sales and Marketing

STOCK INFORMATION

American Depositary Receipts (ADRs) have been listed and traded on the NASDAQ Global Market (formerly known as the NASDAQ National Market) under the symbol "IONA" since IONA's initial public offering on February 24, 1997. Ordinary Shares have been listed and traded on the Irish Stock Exchange in Ireland under the symbol "IOP" since December 19, 1997.

TRANSFER AGENT AND REGISTRAR

For Ordinary Shares:
Computershare Investor Services (Ireland) Ltd.
Heron House
Corrig Road
Sandyford Industrial Estate
Dublin 18, Ireland
www-uk.computershare.com
Tel: +1 800 225 125 (within Ireland) and +353 1 216 3100 (International)

For ADRs:
Deutsche Bank Trust Company Americas
c/o Deutsche Bank Investor Services
P.O. Box 3338
South Hackensack, NJ 07606-1938
www.adr.db.com
US individual investors call: +1 800 749 1873
US institutional investors call: +1 212 250 9100
International institutional investors call: +44 207 547 6500

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP
Harcourt Centre
Dublin 2, Ireland

INVESTOR RELATIONS

200 West Street
Waltham, MA 02451
Tel: +781 902 8033
Fax: +781 902 8009
ir@iona.com

INDEPENDENT COUNSEL

US Corporate Counsel:
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109
www.goodwinprocter.com

Irish Corporate Counsel:
William Fry Solicitors
Fitzwilton House
Wilton Place
Dublin 2, Ireland
www.williamfry.ie/

European Headquarters:
IONA Technologies PLC
The IONA Building
Shelbourne Road
Dublin 4
Ireland
Tel: +353 1 637 2000
Fax: +353 1 637 2888

US Headquarters:
IONA Technologies, Inc.
200 West Street
Waltham MA 02451
USA
Tel: +1 781 902 8000
Fax: +1 781 902 8001

Asia-Pacific Headquarters:
IONA Technologies Japan, Ltd.
SKI Akasaka Building
3-21-16 Akasaka
Minato-ku, Tokyo
Japan 107-0052
Tel: +813 3560 5611
Fax: +813 3560 5612

www.iona.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: July 2, 2007

By: 

Peter M. Zotto
Chief Executive Officer

END